   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1997


                                                      REGISTRATION NO. 333-38781

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 RIBOGENE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       CALIFORNIA                             8731                                94-309514
     (STATE OR OTHER              (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
     JURISDICTION OF              CLASSIFICATION CODE NUMBER)                  IDENTIFICATION
    INCORPORATION OR                                                               NUMBER)
      ORGANIZATION)


                              26118 RESEARCH ROAD

                               HAYWARD, CA 94545
                                 (510) 732-5551
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CHARLES J. CASAMENTO
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

                              26118 RESEARCH ROAD

                               HAYWARD, CA 94545
                                 (510) 732-5551
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                            ALAN C. MENDELSON, ESQ.
                            ROBERT J. BRIGHAM, ESQ.
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (415) 843-5000
                            RODD M. SCHREIBER, ESQ.
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                             333 WEST WACKER DRIVE
                                   SUITE 2100
                               CHICAGO, IL 60606
                                 (312) 407-0700

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                   PROPOSED MAXIMUM PROPOSED MAXIMUM
                                      NUMBER OF     OFFERING PRICE      AGGREGATE        AMOUNT OF
TITLE OF SECURITIES                 SHARES TO BE          PER           OFFERING       REGISTRATION
  TO BE REGISTERED                  REGISTERED(1)      SHARE(2)         PRICE(2)          FEE(3)
------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value.... 2,645,000 shares      $12.00         $31,740,000        $9,619


================================================================================

(1) Includes 345,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.


(3) Previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS                        SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1997

--------------------------------------------------------------------------------

2,300,000 SHARES

RIBOGENE LOGO

Common Stock

     All of the 2,300,000 shares of Common Stock offered hereby are being issued and sold by RiboGene, Inc., a Delaware corporation ("RiboGene" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for listing of its Common Stock on the Nasdaq National Market under the symbol "RIBO."

     Abbott Laboratories ("Abbott"), the Company's corporate partner for its antifungal program, has expressed its intention to purchase $4.0 million of Common Stock in the Offering at the initial public offering price. See "Business -- Collaborative and Licensing Agreements" and "Underwriting."
                       ---------------------------------

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                       ---------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                           UNDERWRITING
                                          PRICE              DISCOUNTS           PROCEEDS TO
                                        TO PUBLIC       AND COMMISSIONS(1)       COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share                                   $                    $                    $
-------------------------------------------------------------------------------------------------
Total(3)                                    $                    $                    $

================================================================================

(1) Excludes the issuance of warrants to the Representatives of the Underwriters (the "Representatives") to purchase an aggregate of 230,000 shares of Common Stock, exercisable at any time following the first anniversary of the date of this Prospectus, each warrant having an exercise price equal to 125% of the initial public offering price of the Common Stock and expiring five years from the date of this Prospectus. Holders of such warrants have been granted certain registration rights under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities issuable upon exercise of such warrants. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company, estimated at $750,000.

(3) The Company has granted to the Underwriters a 45-day option to purchase up to an additional 345,000 shares of Common Stock, on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will total $        ,
    $        and $        , respectively. See "Underwriting."
                       ---------------------------------

     The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of such shares of Common Stock will be made by EVEREN Clearing Corp. through the facilities of the Depository Trust
Company, New York, New York on or about             , 1997.

EVEREN SECURITIES, INC.
                                 GRUNTAL & CO., L.L.C.
                                                                 CRUTTENDEN ROTH
                                                          INCORPORATED
          , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE
"UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors." This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those described in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY


     RiboGene is a drug discovery company focused on the identification of novel leads and the development of potential drug candidates for the treatment of infectious diseases. The Company's drug discovery efforts target bacterial, fungal and viral infections, for which the efficacy of existing therapies is being threatened by the emergence of drug resistance or for which existing therapies have had limited effectiveness. The Company's drug discovery technology is based on the translational control of gene expression. Translation is the process used by cells to make proteins and is an essential cellular process for all living organisms, including infectious pathogens. The Company is using its platform technology to discover compounds that inhibit or interfere with pathogen specific translation mechanisms ("PSTMs"). RiboGene's extensive knowledge of translation allows the Company to identify components of the translation process unique to a particular pathogen and essential to its existence. The Company believes that targeting PSTMs may lead to the discovery of drugs that are effective against either drug-resistant pathogens or pathogens for which current therapies are not effective. In addition, the Company believes that any such drugs discovered using its PSTM approach may have little or no harmful effect on humans.



     Infectious diseases have increased significantly during the past 20 years and are now the third most common cause of death in the United States. Worldwide sales of antiinfective drugs were approximately $33.0 billion in 1996 and constituted the second largest pharmaceutical sales category. The antibacterial, antifungal and antiviral markets are estimated to be approximately $26.0 billion, $4.0 billion and $3.0 billion, respectively, based on 1996 sales. There are currently three antibacterial drugs that each generate in excess of $1.0 billion in worldwide sales annually and one antifungal drug that generates nearly $1.0 billion. Of the 100 best selling brand name drugs worldwide, 20 are antiinfectives addressing bacterial, fungal and viral infections. The clinical efficacy of many bacterial and fungal antiinfectives is being threatened by emerging strains of drug-resistant pathogens. In the antiviral area, there are only a limited number of effective therapeutics currently marketed.



     The Company believes that its target-based approach is different from, and provides advantages over, traditional drug discovery techniques. Antiinfective drug discovery has historically used a limited number of biological targets which has restricted the ability to discover new drugs effective against drug resistant pathogens. RiboGene's PSTMs represent a new class of targets for drug discovery. By focusing discovery efforts on drugs which are effective inhibitors of PSTMs, the Company believes that it may be possible to discover drug candidates for which pathogens have not already developed resistance. In addition, such compounds may in certain applications have better safety and efficacy profiles than existing therapies, or may provide a therapy where no other therapy currently exists. The Company's scientists and Scientific Advisory Board use their knowledge and expertise in the field of translation to identify unique targets specific to pathogens and to design and implement assays in order to identify selective compounds which demonstrate activity at the pathogen specific translation targets. By developing assays to discover compounds with identified mechanisms of action against desired targets, the Company believes that the compounds which demonstrate activity at these targets will be better characterized and more likely to result in lead candidates for optimization and further development.



     RiboGene has established antibacterial, antifungal and antiviral drug discovery programs. Within each program, the Company's drug discovery process consists of four phases: (i) target identification -- the selection and characterization of PSTM targets; (ii) assay development -- the design and implementation of screening systems to identify small-molecule compounds active against the PSTM targets; (iii) lead discovery -- the screening of compound libraries to identify small-molecule lead compounds; and (iv) lead optimization -- the refinement of lead compounds in order to develop drug candidates. In its antibacterial program, the Company has two targets, deformylase and ppGpp degradase, that are in the lead discovery phase and several additional targets that are in the assay development phase. In its antifungal program, which the Company conducts in collaboration with Abbott Laboratories ("Abbott"), there are two targets, EF3 and GCN4, that are at the lead optimization phase and several others that are in various phases of development. In its antiviral program, which is currently focused exclusively on the hepatitis C virus ("HCV"), the Company has one target, HCV IRES, in the lead discovery phase and one target, HCV NS5A/PKR, in the assay development phase.



     In order to accelerate the discovery, development and commercialization of antiinfective drugs, the Company seeks to enter into collaborations with major pharmaceutical companies and, additionally, into research and licensing agreements with biotechnology companies, combinatorial chemistry companies and universities. These relationships are intended to provide the Company with funding, research and development support, access to additional compound libraries and targets, as well as to provide the Company with preclinical and clinical trial, manufacturing and marketing capabilities. The Company has entered into a collaboration with Abbott for its antifungal program (the "Abbott Collaboration"). As part of the Abbott Collaboration, Abbott has agreed to provide the Company with $5.0 million in research support payments and fund additional research and development at Abbott, including lead optimization. The Company will also be entitled to receive milestone payments upon the achievement of mostly late-stage regulatory milestones in the amount of up to $9.0 million for each product developed through the collaboration. In connection with the Abbott Collaboration, Abbott made a $3.5 million equity investment in the Company. Abbott also agreed to purchase an additional $4.0 million of Common Stock in a private placement. Abbott has expressed its intention to fulfill this obligation by purchasing $4.0 million of Common Stock in the Offering at the initial public offering price. The Company has also entered into agreements with ArQule, Inc., Pharmacopeia, Inc. and Trega Biosciences, Inc. to provide the Company with access to additional compound libraries for its drug discovery programs and with the University of Washington to acquire the rights to the HCV NS5A/PKR target for its antiviral program.


                   STATUS OF RIBOGENE DRUG DISCOVERY PROGRAMS

                                      LOGO


     The Company was incorporated in California in May 1989 as TransGene, Inc. and changed its name to RiboGene, Inc. in May 1990. The Company intends to reincorporate in Delaware prior to or concurrently with the closing of the Offering. The principal executive offices of the Company are located at 26118 Research Road, Hayward, California 94545 and its telephone number is (510) 732-5551.

                                  THE OFFERING


Common Stock offered......................  2,300,000 shares
Common Stock to be outstanding after the
  Offering................................  6,851,080 shares(1)(2)
Use of proceeds...........................  Expansion of chemistry capabilities, expansion and advancement of drug discovery programs,
                                            facility relocation, repayment of a secured note
                                            and related obligations and working capital and
                                            general corporate purposes. See "Use of
                                            Proceeds."
Proposed Nasdaq National Market symbol....  RIBO


---------------


(1) Based upon shares outstanding at September 30, 1997. Includes an aggregate of 4,196,682 shares of Common Stock (assuming an initial public offering price of $11.00 per share) issuable upon the automatic conversion of all outstanding shares of the Company's Series A through Series F Preferred Stock concurrently with the closing of the Offering. The number of shares of Common Stock to be issued upon conversion of the Company's Series F Preferred Stock will depend upon the initial public offering price. See "Certain Transactions" and "Description of Capital Stock."



(2) Excludes: (i) an aggregate of 650,491 shares of Common Stock reserved for issuance under the Company's stock plans upon exercise of options outstanding as of September 30, 1997, at a weighted average exercise price of $1.02 per share; (ii) an aggregate of 2,011,937 shares of Common Stock reserved for future grants or purchases under the Company's equity incentive plans; (iii) 574,983 shares of Common Stock reserved for issuance upon exercise of the warrants (the "Class A Warrants") issued in connection with the private placement of the Series F Preferred Stock (the "Series F Private Placement"), with an exercise price equal to the lesser of (a) the initial public offering price and (b) $8.93 per share; (iv) 451,530 shares of Common Stock reserved for issuance upon the exercise of warrants (other than Class A Warrants) outstanding as of September 30, 1997, at a weighted average exercise price of $9.57 per share; (v) 574,996 shares of Common Stock reserved for issuance upon exercise of options to purchase 570,665 units ("Units"), at an exercise price of $1.24 per Unit, issued to the placement agent in connection with the Series F Private Placement (the "Placement Agent Unit Options"), each Unit consisting of two shares of Series F Preferred Stock and one Class A Warrant (the "Placement Agent Class A Warrants"); (vi) 143,746 shares of Common Stock reserved for issuance upon the exercise of the Placement Agent Class A Warrants; and (vii) an aggregate of 230,000 shares of Common Stock reserved for issuance upon the exercise of warrants issued to the Representatives, at an exercise price equal to 125% of the initial public offering price of the Common Stock (the "Representatives' Warrants"). The number of shares of Common Stock to be issued upon conversion of the Series F Preferred Stock and exercise of the Placement Agent Unit Options and the exercise price of the Placement Agent Unit Options will depend upon the initial public offering price. See "Management -- Stock and Related Employee Benefit Plans," "Certain Transactions," "Description of Capital Stock" and "Underwriting."



                            ------------------------


     Except as otherwise noted, all information in this Prospectus, including financial information, share and per share data: (i) assumes no exercise of the Underwriters' over-allotment option; (ii) reflects a 1-for-3.97 reverse split of the Company's Common Stock to be effected prior to or concurrently with the closing of the Offering; (iii) reflects reincorporation of the Company in Delaware prior to or concurrently with the closing of the Offering; and (iv) assumes the conversion of all outstanding shares of the Company's Series A through Series F Preferred Stock into an aggregate of 4,196,682 shares of Common Stock, assuming an initial public offering price of $11.00 per share, which will occur concurrently with the closing of the Offering. The number of shares of Common Stock to be issued upon conversion of the Series F Preferred Stock and upon the exercise of the Placement Agent Unit Options will depend upon the initial public offering price. See "Certain Transactions" and "Description of Capital Stock."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                   NINE MONTHS          PERIOD FROM
                                                                      ENDED              INCEPTION
                                   YEAR ENDED DECEMBER 31,        SEPTEMBER 30,        (MAY 5, 1989)
                                 ----------------------------   -----------------     TO SEPTEMBER 30,
                                   1994      1995      1996      1996      1997             1997
                                 --------   -------   -------   -------   -------   --------------------
STATEMENT OF OPERATIONS DATA:
Total revenues.................  $    238   $   407   $ 2,087   $ 1,439   $ 2,275         $  5,007
                                 --------   -------   -------   -------   -------         --------
Operating expenses:
  Research and development.....     4,209     4,663     4,077     3,089     3,024           21,592
  General and administrative...     2,424     2,758     1,372       992     1,136           11,224
  Restructuring costs..........        --        --       219       219        --              219
  Acquired in-process research
     and development...........     5,000        --        --        --        --            5,000
                                 --------   -------   -------   -------   -------         --------
     Total operating
       expenses................    11,633     7,421     5,668     4,300     4,160           38,035
                                 --------   -------   -------   -------   -------         --------
Loss from operations...........   (11,395)   (7,014)   (3,581)   (2,861)   (1,885)         (33,028)
Interest expense, net..........       (42)     (240)     (282)     (251)      (27)            (468)
                                 --------   -------   -------   -------   -------         --------
Net loss.......................  $(11,437)  $(7,254)  $(3,863)  $(3,112)  $(1,912)        $(33,496)
                                 ========   =======   =======   =======   =======         ========
Pro forma net loss per
  share(1).....................                       $ (0.75)            $ (0.35)
                                                      =======             =======
Shares used in computing pro
  forma net loss per
  share(1).....................                         5,166               5,480
                                                      =======             =======



                                                                              SEPTEMBER 30, 1997
                                                                          ---------------------------
                                                    DECEMBER 31, 1996      ACTUAL      AS ADJUSTED(2)
                                                    -----------------     --------     --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments.....................................      $   1,981         $  2,461        $ 25,240
Working capital (deficit).........................           (954)             216          22,995
Total assets......................................          2,657            3,273          26,052
Deficit accumulated during development stage......        (31,584)         (33,496)        (33,496)
Total stockholders' equity (deficit)..............         (1,956)             253          23,032


---------------

(1) See Note 1 of Notes to Financial Statements for information concerning the computation of pro forma net loss per share.

(2) As adjusted to reflect the sale of the 2,300,000 shares of Common Stock offered hereby (after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering) at an assumed initial public offering price of $11.00 per share and the receipt and application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     IN ADDITION TO OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY POTENTIAL INVESTORS IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW.


     HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. The Company is a development stage company that has experienced operating losses every year since its inception. At September 30, 1997, the Company had an accumulated deficit of approximately $33.5 million. The Company expects to continue to incur substantial and increasing operating losses for at least the next several years as it expands its research and development activities.



     Neither the Company nor its collaborative partner has developed products that have generated any revenues to the Company or entered clinical trials with any potential products developed with the Company that may lead to revenues to the Company, if successful. To date, substantially all of the Company's revenues have resulted from payments under the research agreement and license agreement (the "Abbott Agreements") with Abbott Laboratories ("Abbott") and grants from a governmental agency. Payments from collaborators, payments under governmental grants and investment income are expected to be the only sources of revenue for the foreseeable future. The Company has not generated any revenues from the achievement of milestones under the Abbott Agreements. Royalties or other revenues from commercial sales of products, if any, are not expected for a significant number of years, if ever. To achieve profitable operations, the Company, alone or with others, must successfully discover and identify drug candidates suitable for testing in humans and use these discoveries to develop products, conduct preclinical studies and clinical trials, obtain required regulatory approvals and successfully manufacture, introduce and market such products. There can be no assurance that any of these requirements to achieve profitability will be met.


     The aggregate amount of future net losses and the time required by the Company to reach or sustain profitability are highly uncertain. There can be no assurance that the Company will ever be able to generate product revenue or achieve profitability on a sustained basis or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     EARLY STAGE OF DEVELOPMENT; UNCERTAINTY OF PRODUCT DEVELOPMENT. RiboGene is at an early stage of development and does not expect that any drugs resulting from its research and development efforts will be commercially available for a significant number of years, if at all. Although the Company was organized in 1989, the Company only began in January 1993 to focus its research and development efforts on the identification of novel leads for antiinfective drugs, initially focused on the identification of antifungal and antiviral drugs. The Company's research efforts were expanded in 1996 to include the identification of novel leads for antibacterial drugs. To date, the Company has conducted only limited research and development activities and has not completed the selection of any lead compounds for drug development. None of the Company's potential lead compounds has advanced to the stage of preclinical or clinical trials. The Company's leads for potential drug candidates will be subject to the risks and failures inherent in the development of pharmaceutical products based on new technologies. These risks include, but are not limited to, unanticipated problems relating to product development, testing, regulatory compliance, manufacturing, marketing and competition, and additional costs and expenses that may exceed current estimates. Products, if any, resulting from the Company's research and development programs will require significant additional research and development efforts, and extensive preclinical studies and clinical trials will be required prior to submission of any regulatory application for commercial use. There can be no assurance that the Company, or its current or any future collaborative partners, will be permitted to undertake clinical trials of any potential products, if developed, that sufficient numbers of patients can be enrolled for such trials or that such clinical trials will demonstrate that the products tested are safe and efficacious. Any or all of the Company's proposed products may prove to have undesirable and unintended side effects or other characteristics that may limit or prevent their commercial use.

     Even if clinical trials are successful, there can be no assurance that the Company or any collaborative partner will obtain regulatory approval for any product, that any approved product can be produced and distributed in commercial quantities at reasonable costs or gain acceptance for use by physicians and other health care providers, or that any potential products will be marketed successfully at prices that would permit the Company to operate profitably. The failure of any of these events to occur would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- The RiboGene Approach," "-- The RiboGene Programs" and
"-- Government Regulation."


     DEPENDENCE ON A SINGLE TECHNOLOGICAL APPROACH. The Company's research and development efforts are based solely on its pathogen specific translation mechanism ("PSTM") targeted approach. To date, the Company has not developed or commercialized any product or product candidates. While the Company has demonstrated that certain compounds have the ability to inhibit the activity of certain of the Company's PSTM targets, the Company has not proven that this activity can be utilized clinically as a therapeutic. There can be no assurance that the inhibitory activity demonstrated in existing screening will continue to be shown in further screening or drug discovery studies. There can be no assurance that the Company's technology platform will enable it to discover compounds that will lead to the development of drugs relevant to the treatment of infectious diseases. There is limited scientific understanding relating to the role of genes or translation in diseases. Relatively few products based on genetic discoveries and no drugs discovered using a translation-based discovery approach have been developed and commercialized to date. The Company's PSTM technology is still in early stages and will require significant further research, development and testing in order to validate translation generally, or PSTM targets specifically, as an effective method to discover new antiinfectives. In the event that the Company's PSTM approach is unsuccessful, the Company will be required to identify and license or acquire alternative technologies or compounds in order to develop leads or product candidates. To date, the Company has not identified, licensed or acquired alternative technologies or compounds that would allow it to develop leads or product candidates, and there can be no assurance that the Company would be able to do so in the future. Even if the Company is successful in identifying and developing lead compounds associated with specific diseases, there can be no assurance that the Company will be successful in marketing its discoveries to biopharmaceutical companies for use in the development of therapeutic products or that any such resulting products will receive regulatory approval or be manufactured or marketed successfully or that the Company will not be precluded from commercialization of drug discoveries by proprietary rights of third parties. See "-- Dependence on Patents and Proprietary Rights," "-- Need for Chemistry Capabilities" and "Business -- Collaborative and Research Agreements."


     NEED FOR ADDITIONAL CAPITAL; UNCERTAINTY OF ADDITIONAL FUNDING. The Company expects negative cash flow from operations to continue for the foreseeable future. The Company will require substantial additional funds to continue and expand its research and development activities, conduct preclinical studies and expand administrative capabilities. The Company estimates that at its planned rate of spending, existing cash and cash equivalents, together with the net proceeds from the Offering, and the interest income earned on such proceeds, will be sufficient to fund operations through 1999. There can be no assurance, however, that the Company's assumptions regarding its future level of expenditures and operating losses will prove to be accurate. The Company's future funding requirements will depend on many factors, including: any expansion or acceleration and the breadth of the Company's research and development programs; the results of research and development, preclinical studies and clinical trials conducted by the Company or its collaborative partners or licensees, if any; the acquisition or licensing of technologies or compounds, if any; the Company's ability to maintain existing and establish new corporate relationships and research collaborations; the Company's ability to manage growth; competing technological and market developments; the time and costs involved in filing, prosecuting, defending and enforcing patent and intellectual property claims; the receipt of licensing or milestone fees from its current or future collaborative and license arrangements, if established; the continued funding of governmental research grants; the timing of regulatory approvals; and other factors.


     The Company will need to raise substantial additional capital to fund its operations. Initially the Company intends to seek such additional funding through collaborative arrangements and through public or private financings, including equity or debt financings. Any additional equity financing will be dilutive to existing stockholders, and any debt financing, if available, may involve restrictions on the Company's ability to pay dividends on its capital stock or the manner in which the Company conducts its business. In addition, in the event that additional funds are obtained through arrangements with collaborative partners, such arrangements may require the Company to relinquish rights to technologies, product candidates or potential products that the Company would not otherwise relinquish. The Company has no commitments for any additional collaborations or financings, and there can be no assurance that any such collaborations or financings will be available to the Company when needed or, if available, on terms acceptable to the Company. The inability to obtain sufficient funds when needed may require the Company to delay, scale back or eliminate some or all of its research and development programs or cease operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     DEPENDENCE ON COLLABORATIVE RELATIONSHIPS; FUNDING OF PROGRAMS. The Company's strategy for the development, preclinical and clinical testing, manufacturing and commercialization of new drugs based on its research and development activities depends upon corporate partners, licensors, licensees and others. The Company expects to rely upon the performance of these outside parties to provide funding for its research programs, further develop lead compounds or potential product candidates, provide access to additional compound libraries, conduct preclinical studies and clinical trials, obtain regulatory approvals and manufacture and market any resulting products. In April 1996, RiboGene established a collaboration with Abbott (the "Abbott Collaboration"), to discover and develop antifungal drugs. Pursuant to the Abbott Agreements, Abbott was granted exclusive worldwide rights to develop and market any and all antifungal products discovered during the Abbott-sponsored collaborative research program using RiboGene's PSTM-based drug discovery approach. Since May 1996, Abbott has funded a significant portion of the costs associated with the Company's antifungal program. Pursuant to the Abbott Agreements, Abbott has committed to pay up to $5.0 million in research support payments over the three-year term of the research program as well as to provide related antifungal research support, including lead optimization capabilities, from Abbott employees. As of September 30, 1997, the Company has recognized $2.4 million in research support revenues from Abbott. Abbott has the right to terminate the research agreement at any time and there can be no assurance that Abbott will not do so prior to the expiration of the term of the research agreement.


     The Company's revenues will be dependent on the success of the lead compounds and potential drug candidates developed through the Abbott Collaboration and on the Company's ability to establish additional collaborations for its other programs. The failure of the Company to maintain the Abbott Collaboration or to enter into agreements with additional collaborators to provide research support, both financial and technical, and to develop, obtain regulatory approval for, and market products incorporating, the Company's discoveries would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that any such collaborators will commit sufficient development resources, technology, regulatory expertise, manufacturing, marketing and other resources towards developing, promoting and commercializing products incorporating the Company's discoveries. Further, competitive conflicts may arise among these third parties that could prevent them from working cooperatively with the Company. The amount and timing of resources devoted to these activities by such parties could depend on the achievement of milestones by the Company and otherwise generally will be controlled by such parties. In addition, the Company expects that its agreements with future collaborators will provide such collaborators with the right to terminate their agreements with the Company upon written notice to the Company. Any such termination would substantially reduce the likelihood that the applicable research program or any lead candidate or candidates would be developed into a drug candidate, would obtain regulatory approvals and would be manufactured and successfully commercialized. Therefore, any such termination could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Abbott Collaboration, or any future collaborations will be successful in developing and commercializing products or that the Company will receive milestone payments or generate revenues from royalties sufficient to offset the Company's significant investment in research and development and other costs. There also can be no assurance that disputes will not arise in the future with the Company's collaborators, including with respect to the ownership of rights to any technology developed pursuant to the collaboration. These and other possible disagreements between collaborators and the Company could lead to delays or interruptions in, or termination of, collaborative research, development and commercialization of certain potential products or could require or result in litigation or arbitration, which could be time-consuming and expensive and could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Need for Additional Capital; Uncertainty of Additional Funding" and "Business -- Collaborative and Research Agreements."


     DEPENDENCE ON SCIENTIFIC ADVISORS. The Company is highly dependent on the members of its Scientific Advisory Board ("SAB") who conduct research in cooperation with the Company and provide the Company with access to technology developed by them. The potential success of the Company's drug discovery programs depends in part on continued collaborations with these advisors. The Company and various members of its management and research staff rely heavily on members of the SAB for new translation-based targets for its drug discovery programs and for continued consulting and expertise in translation research. The Company's scientific advisors are employed by employers other than the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. As a result, the Company has limited control over their activities and, except as otherwise required by its consulting agreements, can expect only limited amounts of their time to be dedicated to the Company's activities. Most members of the SAB have entered into scientific advisor agreements with the Company. These agreements provide for indefinite terms of service on the SAB and are terminable at any time by written notice of either the Company or the advisor. Certain members of the SAB also have entered into separate consulting agreements with the Company. These agreements have an initial one-year term, typically have been renewed by the parties for successive one-year periods and provide for earlier termination by either party upon 30 days' written notice. There can be no assurance that the Company will be able to maintain such consulting agreements or that such scientific advisors will not enter into consulting arrangements, exclusive or otherwise, with competing pharmaceutical or biotechnology companies, any of which would have a detrimental impact on the Company's research objectives and could have a material adverse effect on the Company's business, financial condition and results of operations.


     The scientific advisor agreements and the consulting agreements provide for confidentiality of the Company's proprietary information. These agreements also provide that any confidential information that results from work performed for the Company by such advisors is the sole and exclusive property of the Company. In certain instances, such provisions are subject to the patent and other policies now in effect or adopted in the future by the advisor's employer or primary affiliation. To the extent any confidential information is also the product of work performed for the advisor's affiliates, such affiliates' policies may provide such affiliate with proprietary rights to such information. Accordingly, the Company may not have rights to developments, publications or the results of any research conducted by these advisors, which may adversely affect the Company. There can be no assurance that the Company will be able to maintain the confidentiality of its technology and other confidential information, and any unauthorized dissemination of the Company's confidential information could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Scientific Advisors."


     DEPENDENCE ON PATENTS AND PROPRIETARY RIGHTS. The Company's commercial success will depend, in part, on its ability, and the ability of any licensor(s), to obtain patent protection for its products and technologies, both in the United States and in other countries. The patent positions of pharmaceutical and biotechnology firms can be highly uncertain and often involve complex legal and technical questions for which important legal principles are largely unresolved, thus making it difficult to predict the breadth of claims which would be allowable in any particular case. This uncertain situation is also affected by revisions to the United States patent law adopted in recent years to give effect to international accords to which the United States has become a party. The extent to which such changes in law will affect the obligations of the Company cannot be ascertained. The Company owns a provisional patent application relating to its antibacterial drug discovery program; an issued United States patent, a pending United States patent application and certain corresponding foreign applications relating to its antifungal drug discovery program; and two pending United States patent applications, one of which has been allowed by the United States Patent and Trademark Office, and certain corresponding foreign applications relating to its antiviral drug discovery program. The Company is an assignee, along with McGill University, of a pending United States patent application generally relating to the PSTM program. The Company is an exclusive licensee under a University of Washington provisional application directed to HCV NS5A/PKR. In addition, the Company has an option, from the University of

Washington and McGill University, to license a recently-issued United States patent and a pending United States patent application relating to translational technology. There can be no assurance that any of these patent applications, or any patent applications which the Company may acquire in the future, will issue as patents, that any such issued patents will afford adequate protection to the Company and will not be challenged, invalidated, circumvented or infringed, or that any rights granted under such patents will afford competitive advantages to the Company. To protect its rights to its patent applications and/or patents, the Company may be required to participate in interference proceedings before the United States Patent and Trademark Office to determine priority of invention and the rights to a patent. In addition, if patents that cover the Company's activities are issued to other companies, there can be no assurance that the Company would be able to obtain a license to such patents on terms acceptable to the Company, if at all. The Company also could incur substantial costs in any litigation against third parties, in which the Company asserts patents to which the Company has rights. There can be no assurance that the Company's patents or those of its licensors, if issued would not be held invalid by a court or that a competitor's technology or product would be found to infringe such patents.


     The Company's success further will depend, in part, on its ability to operate without infringing the proprietary rights of others. There can be no assurance that the Company's activities will not infringe patents owned by others. The Company could incur substantial costs in defending itself in suits brought against it or any licensor. Should the Company's products or technologies be found to infringe patents issued to third parties, the manufacture, use and sale of the Company's products could be enjoined, and the Company could be required to pay substantial damages. In addition, the Company, in connection with the development and use of its products and technologies, may be required to obtain licenses to patents or other proprietary rights of third parties. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. Failure to obtain such licenses could have a material adverse effect on the Company.


     In addition to patent protection, the Company also relies to a significant extent upon trade secret protection for its confidential and proprietary information, including many of the Company's key discovery technologies. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology. To protect its trade secrets, RiboGene has required its employees, consultants, SAB members and parties to collaboration and licensing agreements to execute confidentiality agreements upon the commencement of employment, the consulting relationship or the collaboration or licensing arrangement, as the case may be, with RiboGene. In the case of employees, the agreements also provide that all inventions resulting from work performed by them while employed by RiboGene will be the exclusive property of RiboGene. In the case of SAB members, the agreements also provide that any confidential information that results from work performed for RiboGene will be the exclusive property of RiboGene. The Company will continue to require its employees, consultants, SAB members and collaborators and licensees to execute confidentiality agreements and inventions assignment agreements (in the case of its employees) upon the commencement of employment, the consulting relationship or the collaboration or license with the Company. There can be no assurance, however, that these agreements will provide meaningful protection of the Company's trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information, or that the Company's trade secrets will not otherwise become known or be independently discovered by its competitors, that the Company can meaningfully protect its rights in such unpatented proprietary technology through other means, that any obligation to maintain the confidentiality of such proprietary technology will not be breached by employees, consultants, advisors, collaborators, licensees or others or that others will not independently develop the same or substantially equivalent technology. The loss of trade secret protection of any of the Company's key discovery technologies would materially and adversely affect the Company's competitive position and could have a material adverse effect on the Company's business, financial condition and results of operations. Finally, disputes may arise as to the ownership of proprietary rights to the extent that outside consultants, collaborators or licensees apply technological information developed independently by them or others to Company projects or apply Company technology to other projects and, if adversely determined, such disputes could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Dependence on Scientific

Advisors," "-- Dependence on and Need for Additional Key Personnel" and "Business -- Patents and Proprietary Rights."


     In 1994, the Company acquired intellectual property that falls outside the field of infectious diseases and translational control. The Company does not intend to develop any products associated with such intellectual property itself. Such potential products include Emitasol, for emesis associated with chemotherapy, Migrastat, for migraine, and intranasal benzodiazepines for various conditions such as anxiety, seizures, panic attacks and sleep disorders. The Company has received notice that Peptech (Europe A/S) is opposing the grant of a European patent with claims directed to the nasal administration of benzodiazepines. As one of the grounds for the opposition, Peptech has submitted a published abstract describing the nasal administration, to children, of the benzodiazepine midazolam. This abstract has an apparent publication date of February 1988, several months prior to the earliest filing date in the United States from which the Company's European patent application could have claimed priority. While the Company intends to respond vigorously to the opposition, no assurance can be given as to the scope of the claims, if any, which the European Patent Office ultimately will find patentable. Failure of the Company to prevail in the opposition before the European Patent Office could impede the Company's ability to outlicense the technology portfolio.


     The issued United States patent relating to the nasal administration of benzodiazepines is the subject of a reissue proceeding before the United States Patent and Trademark Office. In the course of negotiations with a potential licensee of the technology portfolio containing this patent, the Company became aware that the issued United States patent for which reissue is being sought had expired for failure to pay the required maintenance fees. While the Company is seeking to revive the expired patent, there can be no assurance that such action will be successful, which could impede the Company's ability to outlicense the technology portfolio containing this patent.


     NEED FOR CHEMISTRY CAPABILITIES. One of the Company's strategies is to acquire substantial additional capabilities in chemistry in order to enhance the Company's lead discovery and optimization capabilities. The Company currently has two employees with degrees, experience and training in chemistry who conduct the Company's chemistry activities on a limited basis. The Company's chemistry requirements for its antifungal program are currently being provided by Abbott. The Company plans to add medicinal, combinatorial, analytical and computational chemistry capabilities internally and through external collaborations to support its other programs. The Company intends to use a significant portion of the net proceeds of the Offering to build its chemistry capabilities by recruiting additional chemistry expertise in-house, constructing and building chemistry facilities (including the design, acquisition and implementation of the capital equipment necessary to support these activities), acquiring additional compounds and supplies and entering into additional collaborative agreements. There can be no assurance that the Company will be successful in developing these capabilities. Qualified medicinal, combinatorial, analytical and computational chemists and the corresponding support personnel are in high demand. The Company may experience difficulty in attracting, recruiting or hiring the personnel necessary to implement its strategy. Failure by the Company to successfully complete or implement any part of the strategy described above could prevent the Company from implementing its overall business strategy, require the Company to rely to a greater extent on collaborative agreements for the optimization of leads for drug candidates and enter into such arrangements at an earlier stage of development, and could have a material adverse impact on the Company's business, financial condition and results of operations.


     COMPETITION. The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Many of the drugs which the Company is developing will be competing with existing therapies. In addition, a number of companies are pursuing the development of pharmaceuticals which target the same diseases and conditions the Company is targeting, using technology similar to the RiboGene technology, as well as alternative discovery technologies, including antisense, gene therapy and genomics. The Company faces competition from pharmaceutical and biotechnology companies both in the United States and abroad. Many of the Company's competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than the Company. In addition, unlike the Company, many of these competitors have experience in undertaking preclinical studies and clinical trials of new pharmaceutical products and obtaining the necessary regulatory approvals and manufacturing and marketing products. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish exclusive collaborative or licensing relationships with competitors of the Company.

     The Company believes that its ability to compete is dependent, in part, upon its abilities to create and maintain scientifically advanced technology and to develop and commercialize pharmaceutical products based on this technology, as well as its ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary technology or processes and secure sufficient capital resources for the expected substantial time period between technological conception and commercial sales of products based upon the Company's technology.


     There can be no assurance that the Company's competitors will not succeed in developing technologies and drugs that are more effective or less costly than any which are being developed by the Company or which would render the Company's technology and future drugs obsolete and noncompetitive. In addition, the Company's competitors may succeed in obtaining the approval of the United States Food and Drug Administration (the "FDA") or other regulatory approvals for drug candidates more rapidly than the Company. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage, including certain patent and FDA marketing exclusivity rights that would delay the Company's ability to market certain products. There can be no assurance that drugs resulting from the Company's research and development efforts, or from the joint efforts of the Company and its existing or future collaborative partners, will be able to compete successfully with competitors' existing products or products under development or that they will obtain regulatory approval in the United States or elsewhere.


     DEPENDENCE ON AND NEED FOR ADDITIONAL KEY PERSONNEL. The Company is highly dependent on the principal members of its scientific and management staff, including the services of Drs. Lehman, Gluchowski, and Moehle, the Company's Vice President of Research, Director of Drug Discovery and Associate Director of Translational Control Research, respectively, as well as the project leaders for each of its core projects and the leader of its screening group. There can be no assurance that these persons will continue to be employed by the Company in the future. The loss of any of these persons could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's potential growth and expansion into areas and activities requiring additional expertise, such as chemistry, are expected to place increased demands on the Company's management skills and resources. These demands are expected to require a substantial increase in management and scientific personnel and the development of additional expertise by existing management personnel. Accordingly, recruiting and retaining management and operational personnel and qualified scientific personnel to perform research and development work in the future will also be critical to the Company's success. There can be no assurance that the Company will be able to attract and retain skilled and experienced management, operational and scientific personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies, universities and other research institutions for such personnel. The failure to attract and retain such personnel or to develop such expertise could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees" and "Management."

     UNCERTAINTIES RELATED TO CLINICAL TRIALS. The Company believes it will be several years, if ever, before any potential product candidates discovered using its technology would be ready to begin the regulatory approval process. Before seeking such approval, the Company or its collaborative partners must demonstrate in extensive preclinical studies and clinical trials that any such product candidate is safe and effective for use in each target indication. The results of preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing or use, and there can be no assurance that any such preclinical studies and clinical trials will demonstrate the safety and efficacy of any product candidate, if successfully developed, or that, regardless of preclinical and clinical trial results, FDA approval will be obtained or that marketable products will result. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials or have not received FDA approval, even after promising results in earlier trials. Clinical trials for any product candidates developed by the Company and its collaborators may be delayed by many factors. Furthermore, the FDA may suspend clinical trials at any time if it decides that patients are being exposed to an unreasonable and significant health risk. In addition, clinical trials are often conducted with patients having the most advanced stages of disease. During the course of treatment, these patients can die or suffer other adverse medical effects for reasons that may not be related to the pharmaceutical agent being tested, but which can nevertheless affect clinical trial results. Any delays in, or termination of, the clinical trials of any of the Company's product candidates, if successfully developed, or the failure of any clinical trials to meet applicable regulatory standards, could have a material adverse effect on the Company's business, financial condition and results of operations.


     GOVERNMENT REGULATION AND NEED FOR PRODUCT APPROVALS. The manufacture and marketing of any products developed by the Company and its ongoing research and development activities are subject to regulation by numerous governmental authorities in the United States and other countries. Prior to marketing, any drug developed by the Company must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the FDA and equivalent authorities in other countries. These processes can take a number of years and require the expenditure of substantial resources. The time required for completing such testing and obtaining such approvals is uncertain, and there can be no assurance that such approvals will be obtained or that marketable products will result. The safety and efficacy of a therapeutic product under development by the Company must be supported by extensive data from clinical trials. In addition, delays or rejections may be encountered in the regulatory review process or in the event there are changes in FDA policy or the Company decides to replace the compounds in testing with modified or optimized compounds. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. Failure by the Company to obtain regulatory approval of any products resulting from its discovery programs could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that if clinical trials are completed, the Company will submit a new drug application (an "NDA") with respect to any potential products or that such applications will be reviewed and approved by the FDA in a timely manner, if at all.


     If regulatory approval of a product is granted, such approval will entail limitations on the indicated uses for which the product may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer, and its manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product, manufacturer or facility, including withdrawal of the product from the market. Failure to comply with ongoing relevant regulatory requirements may result in, among other things, warning letters, fines, product recalls or seizures, suspension or termination of production, injunctions, delays in obtaining marketing authorization or refusal of the government to grant such approvals, withdrawals of previously granted approvals, civil penalties and criminal prosecution, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company and its collaborative partners may also be subject to regulation under state and federal laws, including requirements regarding occupational safety and laboratory practices, and may be subject to other present and possible future local, state, federal and foreign regulation. The impact of such regulation upon the Company cannot be predicted and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

     LACK OF MANUFACTURING, MARKETING AND SALES CAPABILITY AND
EXPERIENCE. RiboGene does not expect to invest in the development of manufacturing, marketing or sales capabilities in the foreseeable future. If the Company is unable to contract for manufacturing capabilities on acceptable terms, the Company's ability to conduct preclinical and clinical trials with any potential drug candidates would be adversely affected, resulting in delays in the submission of any drug candidate for regulatory approval and in the initiation of new development programs, which in turn could materially impair RiboGene's competitive position and the possibility of achieving profitability.

     The Company has no experience in marketing drugs. The Company has granted marketing rights to Abbott with respect to any antifungal drugs developed through the Abbott Collaboration. The Company intends to collaborate with additional third parties to market any drugs that may result from its other areas of focus. There can be no assurance that any such collaborative agreement can be reached on acceptable terms, if at all. There can be no assurance that the Company will be able to establish third party relationships to provide any or all of these capabilities.

     PRODUCT LIABILITY AND AVAILABILITY OF INSURANCE. The Company's business will expose it to potential liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. The use of any drug candidates ultimately developed by the Company or its collaborators in clinical trials may expose the Company to product liability claims and possible adverse publicity. These risks will expand with respect to the Company's drug candidates, if any, that receive regulatory approval for commercial sale. Product liability insurance for the biotechnology industry is generally expensive, if available at all. The Company does not have product liability insurance but intends to obtain such coverage if and when any drug candidates are tested in clinical trials. However, such coverage is becoming increasingly expensive and there can be no assurance that the Company will be able to obtain insurance coverage at acceptable costs or in a sufficient amount, if at all, or that a product liability claim would not adversely affect the Company's business, operating results or financial condition.

     UNCERTAINTY RELATED TO HEALTH CARE INDUSTRY. The successful commercialization of any drug candidates developed by the Company and its current and future collaborators will depend substantially on reimbursement of the costs of the resulting drugs from government authorities, private health insurers and other organizations at levels acceptable to the Company. There can be no assurance that adequate reimbursement will be available or, if available, will not be decreased in the future, or that reimbursement amounts will not reduce the demand for, or the price of, any such drugs. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. If such reimbursement is not available or is available on a limited basis, the Company may not be able to retain any collaborative partners to manufacture and commercialize any drugs and may not be able to obtain a financial return on the manufacture and commercialization of any future drugs.


     Third-party payors are increasingly focusing on the cost-effectiveness profile of prescription drugs and challenging the prices charged for such products and services. Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as health maintenance organizations, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or government medical assistance programs, may all result in lower prices or reduced markets for any products developed by the Company or its current and future collaborators. The cost containment measures that health care providers and payors are instituting could adversely affect the Company's or its current and future collaborators' ability to sell future products and may have a material adverse effect on the Company. To date, the Company has not conducted any marketing studies on any of its potential product candidates and has not undertaken any pharmacoeconomic analysis with respect to any potential products. The cost containment measures and reforms that government institutions and third-party payors are considering could result in significant and unpredictable changes to the marketing and pricing and reimbursement practices of biopharmaceutical and pharmaceutical companies such as the Company and its current and future collaborators. The adoption of any such measures or reforms could have a material adverse effect on the business, financial condition and results of operations of the Company.


     HAZARDOUS MATERIALS. The Company is subject to federal, state and local laws and regulations governing the use, generation, manufacture, storage, discharge, handling and disposal of certain materials and wastes used in its operations. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations as its research activities are increased, or that the operations, business and future profitability of the Company will not be adversely affected by current or future environmental laws and regulations. See "Business -- Government Regulation."


     MANAGEMENT DISCRETION AS TO USE OF PROCEEDS. The Company intends to use approximately $1.6 million of the net proceeds of the Offering to repay certain secured indebtedness and related liabilities incurred in connection with an acquisition. The Company will use the remaining net proceeds of the Offering to expand internal chemistry capabilities, expansion and advancement of drug discovery programs, facility relocation, and for working capital and other general corporate purposes. Accordingly, the Company's management will retain broad discretion as to the allocation of the balance of the net proceeds of the Offering. As a result of such discretion, the Company's management could allocate the proceeds of the Offering to uses which the stockholders may not deem desirable. There can be no assurance as to the timing or application of such proceeds, or that the application thereof will not have a material adverse effect on the Company's future business, financial condition or results of operations.


     CONTROL BY EXISTING STOCKHOLDERS. Immediately following the Offering, officers, directors and existing stockholders of the Company will beneficially own approximately 73% of the outstanding shares of Common Stock of the Company (based on shares, warrants and options outstanding as of September 30, 1997). These stockholders, if acting in concert, will continue to be able to control the election of all members of the Company's Board of Directors and to determine all corporate actions after the sale of the shares offered hereby. See "Principal Stockholders."


     ABSENCE OF DIVIDENDS. The Company has never declared or paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future, but intends instead to retain future earnings, if any, for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. See "Dividend Policy."

     NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock. Accordingly, there can be no assurance that an active trading market for the Common Stock will develop or be sustained upon completion of the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the shares of Common Stock offered hereby will be determined by negotiations between the Company and the Representatives. The market prices for securities of biopharmaceutical companies have been highly volatile. Announcements regarding the results of regulatory approval filings, preclinical or clinical studies or other testing, technological innovations or new commercial products by the Company or its competitors, government regulations, developments concerning proprietary rights or public concern as to safety of technology have historically had, and are expected to continue to have, a significant impact on the market prices of the stocks of biopharmaceutical companies. The trading price of the Common Stock could also be subject to significant fluctuations in response to variations in operating results.


     DILUTION Purchasers of the Common Stock offered hereby will incur immediate and substantial dilution equal to $7.64 per share, based upon an assumed initial public offering price of $11.00 per share. The dilution will be increased to the extent that the holders of outstanding options or warrants to purchase Common Stock with exercise prices below the initial public offering price exercise such options or warrants. If the initial public offering price is less than $8.93 per share, the per share amount of dilution will be lower; however, investors purchasing in the Offering will own a lesser percentage of the total shares of Common Stock outstanding as a result of the issuance of additional shares of Common Stock to holders of the Series F Preferred Stock upon conversion into Common Stock of such preferred stock upon the closing of the Offering and to the holders of the Placement Agent Unit Options upon the exercise thereof. See "Dilution," "Certain Transactions" and "Description of Capital
Stock -- Preferred Stock."


     ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS. Under the Company's Certificate of Incorporation, the Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the powers, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance would dilute the voting power of holders of Common Stock and, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 could have the effect of delaying or preventing a change of control of the Company. The Company's Certificate of

Incorporation provides for staggered terms for the members of the Board of Directors. This and certain other provisions of the Company's Certificate of Incorporation and By-laws may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital
Stock -- Delaware Anti-Takeover Law and Certain Charter and By-law Provisions."



     SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market after the Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon completion of the Offering, the Company will have outstanding an aggregate of 6,851,080 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option; an aggregate of 650,491 shares of Common Stock reserved for issuance under the Company's stock plans upon exercise of options outstanding as of September 30, 1997; 451,530 shares of Common Stock reserved for issuance upon the exercise of warrants outstanding as of September 30, 1997; 574,983 shares of Common Stock reserved for issuance upon exercise of the warrants (the "Class A Warrants") issued in connection with the private placement of the Series F Preferred Stock (the "Series F Private Placement"), with an exercise price equal to the lesser of (a) the initial public offering price and (b) $8.93 per share; 574,996 shares of Common Stock reserved for issuance upon exercise of options to purchase 570,665 units (the "Units"), at an exercise price of $1.24 per Unit, issued to the placement agent in connection with the Series F Private Placement (the "Placement Agent Unit Options"), each Unit consisting of two shares of Series F Preferred Stock and one Class A Warrant (the "Placement Agent Class A Warrants"); 143,746 shares of Common Stock reserved for issuance upon the exercise of the Placement Agent Class A Warrants; and 230,000 shares of Common Stock reserved for issuance upon exercise of warrants issued to the Representatives, at an exercise price equal to 125% of the initial public offering price of the Common Stock (the "Representatives' Warrants"). The 2,300,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares held by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The 4,551,080 shares of Common Stock held by existing stockholders of the Company are "restricted securities" as that term is defined in Rule 144 (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act. For a summary description of the requirements of Rules 144 and 701, see "Shares Eligible for Future Sale." The Company intends to file registration statements on Forms S-8 with respect to the shares reserved for issuance under its stock plans.


     The Company, certain of the Company's existing stockholders and holders of options and warrants will enter into lock-up agreements with the Representatives agreeing not to sell or otherwise dispose of any of their shares of Common Stock or any securities convertible into or exercisable for shares of Common Stock, for a period of 180 days from the date of this Prospectus without the prior written consent of EVEREN Securities, Inc. Certain stockholders of the Company are entitled to register their shares under the Securities Act for resale, at the expense of the Company. See "Description of Capital Stock -- Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."


     FORWARD-LOOKING STATEMENTS. Certain statements under the captions "Prospectus Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Prospectus constitute "forward-looking statements." Such forward-looking statements may be identified by the use of terminology such as "may," "will," "expect," "anticipate," "intend," "designed," "estimate," "should" or "continue" or the negatives thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include those described above and in the sections entitled "Prospectus Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of shares of Common Stock offered hereby are estimated to be approximately $22.8 million ($26.3 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discounts and commissions and estimated Offering expenses.


     The Company anticipates that it will use the net proceeds of the Offering over the next two years to expand internal chemistry capabilities, including acquiring necessary equipment and recruiting qualified personnel, to expand and advance the Company's antibacterial and HCV programs, to establish new drug discovery programs, to relocate to a new facility and for working capital and general corporate purposes. The Company will also use approximately $1.6 million of the net proceeds from the Offering to repay certain secured indebtedness (the "Secured Indebtedness") and to satisfy the Company's obligations under related agreements. The Company may use a portion of the proceeds to acquire or license technology rights or compounds. No such transactions involving a material amount of consideration are being negotiated as of the date of this Prospectus. Pending such uses, the Company intends to invest such funds in short-term, interest-bearing obligations of investment grade. The Secured Indebtedness is evidenced by a promissory note in the principal amount of $909,000, which bears interest at a rate of 5.32% per annum and becomes due in January 1998. This note was issued and the related agreements were entered into in connection with the acquisition of in-process research and development relating to products no longer under development by the Company. See "Certain Transactions."


     The Company anticipates that the net proceeds of the Offering, together with existing cash, cash equivalents and short-term investments, will be sufficient to maintain its current and planned operations through 1999. However, there can be no assurance that the Company's assumptions regarding future operating losses and operating expenses will be accurate. The Company's future funding requirements will depend on many factors, including: any expansion or acceleration and the breadth of the Company's research and development programs; the results of research and development, preclinical studies and clinical trials conducted by the Company or its collaborative partners or licensees, if any; the acquisition or licensing of technologies or compounds, if any; the Company's ability to maintain existing and establish new corporate relationships and research collaborations; the Company's ability to manage growth; competing technological and market developments; the time and costs involved in filing, prosecuting, defending and enforcing patent and intellectual property claims; the receipt of licensing or milestone fees from its current or future collaborative and license arrangements, if established; the continued funding of governmental research grants; the timing of regulatory approvals; and other factors. See "Risk Factors -- Need for Additional Capital; Uncertainty of Additional Funding" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, for reinvestment in its business. Any future determination to pay cash dividends would be at the discretion of the Board of Directors and would be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth as of September 30, 1997 (i) the actual capitalization of the Company as if the 1-for-3.97 reverse split of the Common Stock had occurred prior to September 30, 1997; (ii) the pro forma capitalization of the Company, giving effect to the automatic conversion of each outstanding share of Series A through Series E Preferred Stock into 0.2519 shares of Common Stock and each outstanding share of Series F Preferred Stock into 0.5038 shares of Common Stock concurrently with the closing of the Offering (assuming an initial public offering price of $11.00 per share) and the reincorporation of the Company prior to or upon the closing of the Offering; and
(iii) the pro forma capitalization of the Company as adjusted to reflect the sale of the 2,300,000 shares of Common Stock offered hereby (after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering) and the receipt and application of the estimated net proceeds therefrom. The number of shares of Common Stock to be issued upon conversion of RiboGene's Series F Preferred Stock will depend upon the initial public offering price. See "Use of Proceeds," "Certain Transactions" and "Description of Capital Stock."



                                                                     SEPTEMBER 30, 1997
                                                        --------------------------------------------
                                                                                        PRO FORMA
                                                         ACTUAL       PRO FORMA        AS ADJUSTED
                                                        --------     ------------     --------------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
LONG-TERM OBLIGATIONS:
  Capital lease obligations less current portion and
     other noncurrent liabilities.....................  $    364       $    364          $    364
                                                        --------       --------          --------
STOCKHOLDERS' EQUITY:
  Preferred Stock, no par value: 18,932,344 shares
     authorized; 14,377,595 shares issued and
     outstanding (actual); 5,000,000 shares, $0.001
     par value authorized, none issued and outstanding
     (pro forma and pro forma as adjusted)............    33,533             --                --
  Common Stock, no par value: 50,000,000 shares
     authorized, (30,000,000 shares authorized, $0.001
     par value pro forma and pro forma as adjusted);
     354,398 shares issued and outstanding (actual);
     4,551,080 shares issued and outstanding (pro
     forma); 6,851,080 shares issued and outstanding
     (pro forma as adjusted(1)).......................       754              5                 7
Additional paid in capital............................                   34,282            57,059
Notes receivable from stockholders....................      (154)          (154)             (154)
Deferred compensation.................................      (384)          (384)             (384)
Deficit accumulated during development stage..........   (33,496)       (33,496)          (33,496)
                                                        --------       --------          --------
  Total stockholders' equity..........................       253            253            23,032
                                                        --------       --------          --------
          Total capitalization........................  $    617       $    617          $ 23,396
                                                        ========       ========          ========


---------------


(1) Excludes: (i) an aggregate of 650,491 shares of Common Stock reserved for issuance under the Company's stock plans upon exercise of options outstanding as of September 30, 1997, at a weighted average exercise price of $1.02 per share; (ii) an aggregate of 2,011,937 shares of Common Stock reserved for future grants or purchases under the Company's equity incentive plans; (iii) 574,983 shares of Common Stock reserved for issuance upon exercise of the Class A Warrants; (iv) 451,530 shares of Common Stock reserved for issuance upon the exercise of warrants (other than Class A Warrants) outstanding as of September 30, 1997, at a weighted average exercise price of $9.57 per share; (v) 574,996 shares of Common Stock reserved for issuance upon exercise of options to purchase 570,665 Units;
    (vi) 143,746 shares of Common Stock reserved for issuance upon the exercise of the Placement Agent Class A Warrants; and (vii) an aggregate of 230,000 shares of Common Stock reserved for issuance upon the exercise of the Representatives' Warrants. The number of shares of Common Stock to be issued upon conversion of the Series F Preferred Stock and exercise of the Placement Agent Unit Options and the exercise price of the Placement Agent Unit Options will depend upon the initial public offering price. See "Management -- Stock and Related Employee Benefit Plans," "Certain Transactions," "Description of Capital Stock" and "Underwriting."

                                    DILUTION


     The pro forma net tangible book value of the Company as of September 30, 1997, was approximately $253,000 or $0.06 per share of Common Stock. Pro forma net tangible book value per share is equal to the Company's pro forma net tangible assets (pro forma tangible assets less pro forma total liabilities) divided by the pro forma number of shares of Common Stock outstanding at that date (as if the 1-for-3.97 reverse split of the Common Stock had occurred prior to September 30, 1997), assuming the conversion of all outstanding shares of Preferred Stock of the Company into an aggregate of 4,196,682 shares of Common Stock (assuming an initial public offering price of $11.00 per share) concurrently with the closing of the Offering. The number of shares of Common Stock to be issued upon conversion of RiboGene's Series F Preferred Stock will depend upon the initial public offering price. See "Certain Transactions" and 'Description of Capital Stock." Without taking into account any other changes in pro forma net tangible book value other than to give effect to the receipt and application of the net proceeds from the sale of the 2,300,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share, the pro forma net tangible book value of the Company as of September 30, 1997 would have been $23.0 million or $3.36 per share. This represents an immediate increase in such pro forma net tangible book value of $3.30 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $7.64 per share to new public investors and Abbott. The following table illustrates this per share dilution:



    Assumed initial public offering price per share.........................            $11.00
      Pro forma net tangible book value per share as of September 30,
         1997...............................................................  $0.06
      Increase in net tangible book value per share attributable to new
         investors..........................................................   3.30
                                                                              -----
    Pro forma net tangible book value per share after the Offering..........              3.36
                                                                                        ------
    Dilution per share to new investors.....................................            $ 7.64
                                                                                        ======



     The following table summarizes, on a pro forma basis as of September 30, 1997, the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by the new investors, including Abbott, purchasing shares in the Offering (at an assumed initial public offering price of $11.00 per share and before deducting estimated underwriting discounts and commissions and estimated Offering expenses):



                                                 SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                                -------------------   ---------------------     PRICE
                                                 NUMBER     PERCENT     AMOUNT      PERCENT   PER SHARE
                                                ---------   -------   -----------   -------   ---------
    Existing stockholders.....................  4,551,080      66%    $35,241,000      58%     $  7.74
    New investors.............................  2,300,000      34      25,300,000      42        11.00
                                                ---------     ---     -----------     ---
              Total...........................  6,851,080     100%    $60,541,000     100%
                                                =========     ===     ===========     ===



     The foregoing discussion and table assumes no exercise of outstanding options or warrants subsequent to September 30, 1997, and excludes: (i) an aggregate of 650,491 shares of Common Stock reserved for issuance under the Company's stock plans upon exercise of options outstanding as of September 30, 1997, at a weighted average exercise price of $1.02 per share; (ii) an aggregate of 2,011,937 shares of Common Stock reserved for future grants or purchases under the Company's equity incentive plans; (iii) 574,983 shares of Common Stock reserved for issuance upon exercise of the Class A Warrants; (iv) 451,530 shares of Common Stock reserved for issuance upon the exercise of warrants (other than Class A Warrants) outstanding as of September 30, 1997, at a weighted average exercise price of $9.57 per share; (v) 574,996 shares of Common Stock reserved for issuance upon the exercise of the Placement Agent Unit Options; (vi) 143,746 shares of Common Stock reserved for issuance upon exercise of the Placement Agent Class A Warrants; and (vii) 230,000 shares of Common Stock reserved for issuance upon the exercise of Representatives' Warrants. The number of shares of Common Stock to be issued upon conversion of the Series F Preferred Stock and exercise of the Placement Agent Unit Options and the exercise price of the Placement Agent Unit Options will depend upon the initial public offering price. See "Management -- Stock Plans and Related Employee Benefits Plans," "Certain Transactions," "Description of Capital Stock" and "Underwriting."

                            SELECTED FINANCIAL DATA


     The selected financial data set forth below at December 31, 1993, 1994, 1995, 1996 and for each of the years then ended and at and for the nine months ended December 31, 1992 have been derived from the audited financial statements of the Company. The audited financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, together with the notes thereto and the related report of Ernst & Young LLP, independent auditors, are included elsewhere herein. The report of Ernst & Young LLP contains an explanatory paragraph that describes the uncertainty as to the ability of the Company to continue as a going concern as described in Note 1 of Notes to Financial Statements. The balance sheet data as of September 30, 1997 and the statement of operations data for the nine-month periods ended September 30, 1996 and 1997 and for the period from inception (May 5, 1989) to September 30, 1997 have been derived from unaudited financial statements of the Company and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The results for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the year ended December 31, 1997. The selected financial data set forth below should be read in conjunction with the Financial Statements of the Company and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company has not declared or paid cash dividends on its Common Stock since inception and does not intend to pay any cash dividends in the foreseeable future.



                                                                                         NINE MONTHS          PERIOD FROM
                              NINE MONTHS                                                   ENDED              INCEPTION
                                 ENDED              YEAR ENDED DECEMBER 31,             SEPTEMBER 30,        (MAY 5, 1989)
                              DECEMBER 31,   --------------------------------------   -----------------     TO SEPTEMBER 30,
                                  1992        1993       1994      1995      1996      1996      1997             1997
                              ------------   -------   --------   -------   -------   -------   -------   --------------------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
  Revenues:
    Contract research.......    $     --     $    --   $     --   $    --   $ 1,112   $   695   $ 1,301         $  2,413
    Grants..................          --          --        238       407       975       744       974            2,594
                                 -------     -------   --------   -------   -------   -------   -------         --------
                                      --          --        238       407     2,087     1,439     2,275            5,007
  Operating expenses:
    Research and
      development...........       1,112       1,970      4,209     4,663     4,077     3,089     3,024           21,592
    General and
      administrative........         907       1,924      2,424     2,758     1,372       992     1,136           11,224
    Restructuring costs.....          --          --         --        --       219       219        --              219
    Acquired in-process
      research and
      development...........          --          --      5,000        --        --        --        --            5,000
                                 -------     -------   --------   -------   -------   -------   -------         --------
  Total operating
    expenses................       2,019       3,894     11,633     7,421     5,668     4,300     4,160           38,035
                                 -------     -------   --------   -------   -------   -------   -------         --------
  Loss from operations......      (2,019)     (3,894)   (11,395)   (7,014)   (3,581)   (2,861)   (1,885)         (33,028)
  Interest income (expense),
    net.....................          25          55        (42)     (240)     (282)     (251)      (27)            (468)
                                 -------     -------   --------   -------   -------   -------   -------         --------
  Net loss..................    $ (1,994)    $(3,839)  $(11,437)  $(7,254)  $(3,863)  $(3,112)  $(1,912)        $(33,496)
                                 =======     =======   ========   =======   =======   =======   =======         ========
  Pro forma net loss per
    share(1)................                                                $ (0.75)            $ (0.35)
                                                                            =======             =======
  Shares used in computing
    pro forma net loss per
    share(1)................                                                  5,166               5,480
                                                                            =======             =======



                                                                       DECEMBER 31,
                                                    --------------------------------------------------     SEPTEMBER 30,
                                                     1992      1993       1994       1995       1996            1997
                                                    -------   -------   --------   --------   --------   ------------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments...................................  $ 1,197   $ 2,105   $  4,416   $  1,897   $  1,981        $  2,461
  Working capital (deficit).......................      801     1,708      2,133     (1,762)      (954)            216
  Total assets....................................    1,687     2,892      5,105      2,404      2,657           3,273
  Long-term obligations...........................      269       249      3,192      2,656      1,494             364
  Deficit accumulated during the development
    stage.........................................   (5,191)   (9,030)   (20,467)   (27,721)   (31,584)        (33,496)
  Total stockholders' equity (deficit)............    1,005     1,980       (504)    (4,029)    (1,956)            253


---------------

(1) See Note 1 of Notes to Financial Statements for information concerning the computation of pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include the factors discussed below as well as the factors discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW


     RiboGene is a drug discovery company focused on the identification of novel leads and the development of potential drug candidates for the treatment of infectious diseases. The Company was founded in May 1989 to develop laboratory equipment for cell-free protein synthesis. In January 1993, the Company discontinued development of the lab equipment and began to focus its research and development efforts on the identification of novel leads and the development of potential drug candidates for the treatment of infectious diseases. The Company's research efforts initially focused on infections caused by fungi and viruses. In 1996, the Company expanded its research efforts to include infections caused by bacteria. Simultaneously with the shift in focus to infectious disease drug discovery, in 1993 and later in 1994, the Company in-licensed certain technology not directly related to its drug discovery efforts. In September 1993, the Company acquired the rights to a compound known as RG-201. In January 1994, the Company acquired certain in-process research and development (the "Intranasal Product Acquisition"), including certain patents and other intellectual property, for an aggregate purchase price of $5.0 million, of which $800,000 was paid in cash and $4.2 million was paid in the form of promissory notes ($909,000 of which remains outstanding as of September 30, 1997), and warrants to purchase 330,744 shares of Common Stock. In connection with the Intranasal Product Acquisition, the Company also entered into an agreement with the sole stockholder of the company from which the in-process research and development products were acquired pursuant to which the Company is obligated to pay such stockholder $50,000 per quarter through December 1999. One of the potential products acquired by the Company was Emitasol, an intranasal formulation of metoclopramide for the treatment of emesis following chemotherapy. In 1996, the Company discontinued development of RG-201 and all the potential intranasal products including Emitasol. See "Business -- Patents and Proprietary Rights" and "Certain Transactions".


     In April 1996, the Company entered into a collaboration with Abbott for its antifungal program. As part of the Abbott Collaboration, Abbott has agreed to provide the Company with $5.0 million in research support payments and fund additional research and development at Abbott, including lead optimization. The Company will also be entitled to receive milestone payments upon the achievement of mostly late-stage regulatory milestones in the amount of up to $9.0 million for each product developed through the collaboration. In connection with the Abbott Collaboration, Abbott made a $3.5 million equity investment in the Company. Abbott also agreed to purchase an additional $4.0 of Common Stock in a private placement. Abbott has expressed its intention to fulfill this obligation by purchasing $4.0 million of Common Stock in the Offering at the initial public offering price. See "Business -- Collaborative and Research Agreements."


     The Company is a development stage company, has generated no revenue from the sales of products and, through September 30, 1997, has incurred cumulative net losses of approximately $33.5 million and, at September 30, 1997, had a net worth of $253,000. The Company expects to incur significant operating losses over the next several years due primarily to expanded research and development efforts, preclinical and clinical testing of its product candidates and commercialization activities. The Company does not anticipate revenues from product sales for a significant number of years, if ever. The Company's sources of revenues for the next several years will be payments from strategic collaborations if any, and interest income. Certain payments under collaborations are or will be contingent upon the Company or its collaborators achieving certain milestones as to which there can be no assurance. Results of operations may vary significantly from quarter to quarter depending on, among other factors, the progress of the Company's research and development efforts, results of clinical testing, the timing of certain expenses, the establishment of collaborative research agreements and the receipt of grants or milestone payments, if any.

RESULTS OF OPERATIONS


     NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996



     For the nine-month period ended September 30, 1997, the Company's revenues consisted of revenues from the Abbott Agreements and SBIR grants from the National Institutes of Health. Revenues earned under the Abbott Agreements were $1,301,000 for the nine months ended September 30, 1997, as compared to $695,000 in the nine months ended September 30, 1996. The increase is attributable to the Company's research support payments beginning in May 1996 and, as a result, the 1996 period includes only five months of support revenue as compared to nine months of support during 1997. Revenues from the SBIR grants for the nine months ended September 30, 1997 were $974,000 as compared to $744,000 in the nine months ended September 30, 1996. The increase in grant revenue results from the funding of two grants that were awarded in the fourth quarter of 1996. Revenues earned under research grants are determined by the timing of the award from the issuing agency. As a result, research grant revenue earned in one period is not predictive of research grant revenue to be earned in future periods.



     Research and development expenses decreased $65,000, or 2%, to $3.0 million for the first nine months of 1997, from $3.1 million in the nine-month period ended September 30, 1996. This decrease resulted from the discontinuance in 1996 of external activities involving Emitasol and RG-201. Research and development expenses represented approximately 73% of total operating expenses of $4.1 million in the 1997 nine-month period as compared to 72% of total operating expenses of $4.3 million in the 1996 nine-month period.



     General and administrative expenses increased $144,000, or 15%, to $1.1 million for the nine months ended September 30, 1997, from $992,000 in the nine-month period ended September 30, 1996. This increase was the result of additional administrative costs associated with a 1997 increase in the Company's scientific staff.



     Net interest expense decreased $224,000, or 89%, to $27,000 in the nine months ended September 30, 1997, from $251,000 in the nine months ended September 30, 1996. This decrease resulted from the repayment of debt and conversion of promissory notes issued to certain of the Company's investors in the nine months ended September 30, 1996.



     The net loss for the nine months ended September 30, 1997 was $1.9 million, a decrease of $1.2 million or 39%, from the net loss of $3.1 million for the same period in 1996, due to the changes in revenue and operating expenses discussed above.



     In March 1996, the Company restructured its operations to focus on its PSTM technology and the search for novel leads for antiinfective drugs. As a result, certain employees associated with discontinued programs (Emitasol, RG-201) were terminated. Severance compensation and other associated costs were recognized as a charge to operations of $219,000 in the nine months ended September 30, 1996.


     YEARS ENDED DECEMBER 31, 1996 AND 1995

     Revenues for the year ended December 31, 1996 were $2.1 million compared to $407,000 in the prior year. The Company's 1995 revenues consisted solely of SBIR grants. Revenues in 1996 included $1.1 million in research payments from Abbott. The increase in grant revenue in 1996 was attributed to the funding of SBIR grants in the second quarter of 1995 and the fourth quarter of 1996. Revenues earned under research grants are determined by the timing of the award from the issuing agency. As a result, research grant revenue earned in one period is not predictive of research grant revenue to be earned in future periods.


     Research and development expenses decreased $586,000, or 13%, to $4.1 million in 1996, from $4.7 million in 1995 due primarily to the discontinuance of outside consulting and contract research services related to preclinical studies of RG-201 and various activities associated with Emitasol. Research and development expenses represented approximately 72% of total operating expenses of $5.7 million in 1996 and 64% of total operating expenses of $7.4 million in 1995.


     General and administrative expenses decreased $1.4 million, or 50%, to $1.4 million in 1996, from $2.8 million in 1995. The decrease was due to several one-time charges in 1995, including $646,000 related to a consulting services agreement with an executive of the selling party in the Intranasal Product Acquisition in 1994 and relocation fees of approximately $200,000 paid to key employees. The remainder of the decrease was attributable to personnel and administrative costs savings associated with the reorganization of the business development function in the first quarter of 1996 and a reduction in the use of external consulting during 1996.

     Net interest expense increased from $240,000 in 1995 to $282,000 in 1996. The increase of $42,000, or 18%, was due primarily to interest on notes payable to a bank and convertible promissory notes issued to certain of the Company's investors.

     The net loss decreased from $7.3 million in 1995 to $3.9 million in 1996. The decrease of $3.4 million, or 47%, was due primarily to revenue and operating expense differences discussed above.

     As of December 31, 1996, the Company had a federal net operating loss carryforward of approximately $26.0 million available to offset future taxable income, if any. The Company also had federal and state research and development tax credit carryforwards of approximately $550,000 and $350,000, respectively. The net operating loss carryforward will expire at various dates beginning from 2004 through 2011, if not utilized. Utilization of the net operating losses and credits may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. See Note 8 of Notes to Financial Statements.

     YEARS ENDED DECEMBER 31, 1995 AND 1994

     Revenues for the year ended December 31, 1995 were $407,000 compared to $238,000 of revenues in the prior year. The Company's 1995 and 1994 revenues consisted solely of SBIR grants. Prior to fiscal 1994, the Company had no revenues.

     Research and development expenses increased $454,000, or 11%, to $4.7 million in 1995, from $4.2 million in 1994 due primarily to an increase in external activities related to RG-201 and Emitasol. Research and development expenses represented approximately 64% of total operating expenses of $7.4 million in 1995 and 36% of the total operating expenses of $11.6 million in 1994. Total operating expenses of $11.6 million in 1994 included a $5.0 million one-time charge associated with the acquisition of in-process research and development pursuant to the Intranasal Product Acquisition. Exclusive of this one-time charge, research and development expenses would have represented 64% of total operating expenses in 1994.

     General and administrative expenses increased $334,000, or 14%, to $2.8 million in 1995, from $2.4 million in 1994. The increase was due primarily to the expenses related to the addition of key general and administrative personnel.

     Net interest expense was $240,000 in 1995 and $42,000 in 1994. The increase in interest expense of $200,000 was due primarily to interest on notes payable to a bank.

     The net loss in 1995 was $7.3 million, a decrease of $4.1 million, or 36%, from the net loss of $11.4 million in 1994. The net loss of $11.4 million in 1994 included the $5.0 million one-time charge described above. Exclusive of the one-time $5.0 million expense, the net loss from 1994 to 1995 would have increased by $817,000, or 11%.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has financed its operations since incorporation primarily through private sales of Common Stock and preferred stock, warrants, SBIR grants, the Abbott Collaboration, the issuance of short-term convertible notes and equipment financing arrangements. Through September 30, 1997, the Company has raised approximately $33.7 million from the sale of Common Stock and Preferred Stock, warrants and short-term convertible notes, $2.6 million from SBIR grants and $2.4 million from the Abbott Collaboration. The Company's capital expenditures and payments under capital lease obligations aggregate approximately $1.1 million through September 30, 1997, and cash used to fund operating activities since incorporation $26.5 million.

     At September 30, 1997, the Company had cash and cash equivalents of approximately $2.5 million and working capital of $216,000.


     On March 7, 1997, the Company entered into a 15-year lease with the right of sublease for a new facility located in Hayward, California. The lease provides for an initial annual rent of $531,000, with scheduled increases. The lease also provides that the Company will issue to the landlord six-year warrants to purchase 62,975 shares of Common Stock at $8.93 per share. The Company anticipates relocating to the new facility before the end of 1997. In September 1997, the Company amended the lease to include additional square footage in the new facility. The Company intends to sublet the additional space for a period of time until it is needed by the Company. See
"Business -- Facilities."

     The Company will require substantial additional funds to continue and expand its research and development activities, conduct preclinical studies and expand administrative capabilities. The Company estimates that at its planned rate of spending, existing cash and cash equivalents, together with the net proceeds from the Offering, and the interest income earned on such proceeds, will be sufficient to fund operations through 1999. There can be no assurance, however, that the Company's assumptions regarding its future level of expenditures and operating losses will prove to be accurate. The Company's future funding requirements will depend on many factors, including: any expansion or acceleration and the breadth of the Company's research and development programs; the results of research and development, preclinical studies and clinical trials conducted by the Company or its collaborative partners or licensees, if any; the acquisition and licensing of technologies or compounds, if any; the Company's ability to maintain existing and establish new corporate relationships and research collaborations; the Company's ability to manage growth; competing technological and market developments; the time and costs involved in filing, prosecuting, defending and enforcing patent and intellectual property claims; the receipt of licensing or milestone fees from its current or future collaborative and license arrangements, if established; the continued funding of governmental research grants; the timing of regulatory approvals; and other factors. See "Risk Factors -- Need for Additional Capital; Uncertainty of Additional Funding."

                                    BUSINESS

OVERVIEW


     RiboGene is a drug discovery company focused on the identification of novel leads and the development of potential drug candidates for the treatment of infectious diseases. The Company's drug discovery efforts target bacterial, fungal and viral infections for which the efficacy of existing therapies is being threatened by the emergence of drug resistance or for which existing therapies have had limited effectiveness. The Company's drug discovery technology is based on the translational control of gene expression. Translation is the process used by cells to make proteins and is an essential cellular process for all living organisms, including infectious pathogens. The Company is using its platform technology to discover compounds that inhibit or interfere with PSTMs. RiboGene's extensive knowledge of translation allows the Company to identify components of the translation process unique to a particular pathogen and essential to its existence. The Company believes that targeting PSTMs may lead to the discovery of drugs that are effective against either drug-resistant pathogens or pathogens for which current therapies are not effective. In addition, the Company believes that any such drugs discovered using its PSTM approach may have little or no harmful effect on humans.



     Infectious diseases have increased significantly during the past 20 years and are now the third most common cause of death in the United States. Worldwide sales of antiinfective drugs were approximately $33.0 billion in 1996 and constituted the second largest pharmaceutical sales category. The antibacterial, antifungal and antiviral markets are estimated to be approximately $26.0 billion, $4.0 billion and $3.0 billion, respectively, based on 1996 sales. There are currently three antibacterial drugs that each generate in excess of $1.0 billion in worldwide sales annually and one antifungal drug that generates nearly $1.0 billion. Of the 100 best selling brand name drugs worldwide, 20 are antiinfectives addressing bacterial, fungal and viral infections. The clinical efficacy of many bacterial and fungal antiinfectives is being threatened by emerging strains of drug-resistant pathogens. In the antiviral area, there are only a limited number of effective therapeutics currently marketed.



     The Company believes that its target-based approach is different from, and provides advantages over, traditional drug discovery techniques. Antiinfective drug discovery has historically used a limited number of biological targets which has restricted the ability to discover new drugs effective against drug resistant pathogens. RiboGene's PSTMs represent a new class of targets for drug discovery. By focusing discovery efforts on drugs which are effective inhibitors of PSTMs, the Company believes that it may be possible to discover drug candidates for which pathogens have not already developed resistance. In addition, such compounds may in certain applications have better safety and efficacy profiles than existing therapies, or may provide a therapy where no other therapy currently exists. The Company's scientists and SAB use their knowledge and expertise in the field of translation to identify unique targets specific to pathogens and to design and implement assays in order to identify selective compounds which demonstrate activity at the pathogen specific translation targets. By developing assays to discover compounds with identified mechanisms of action against desired targets, the Company believes that the compounds which demonstrate activity at these targets will be better characterized and more likely to result in lead candidates for optimization and further development.



     RiboGene has established antibacterial, antifungal and antiviral drug discovery programs. Within each program, the Company's drug discovery process consists of four phases: (i) target identification -- the selection and characterization of PSTM targets; (ii) assay development -- the design and implementation of screening systems to identify compounds active against the PSTM targets; (iii) lead discovery -- the screening of compound libraries to identify small-molecule lead compounds; and (iv) lead optimization -- the refinement of lead compounds in order to develop drug candidates. In its antibacterial program, the Company has two targets, deformylase and ppGpp degradase, that are in the lead discovery phase and several additional targets that are in the assay development phase. In its antifungal program, which the Company conducts in collaboration with Abbott, there are two targets, EF3 and GCN4, that are in the lead optimization phase and several others that are in various phases of development. In its antiviral program, which is currently focused exclusively on the hepatitis C virus ("HCV"), the Company has one target, HCV IRES, in the lead discovery phase and one target, HCV NS5A/PKR, in the assay development phase.



     In order to accelerate the discovery, development and commercialization of antiinfective drugs, the Company seeks to enter into collaborations with major pharmaceutical companies and, additionally, into research and licensing agreements with biotechnology companies, combinatorial chemistry companies and universities. These relationships are intended to provide the Company with funding, research and development support, access to additional compound libraries and targets, as well as to provide the Company with preclinical and clinical trial, manufacturing and marketing capabilities. As part of the Abbott Collaboration, Abbott has agreed to provide the Company with $5.0 million in research support payments and fund additional research and development at Abbott, including lead optimization. The Company will also be entitled to receive milestone payments upon the achievement of mostly late-stage regulatory milestones in the amount of up to $9.0 million for each product developed through the collaboration. In connection with the Abbott Collaboration, Abbott made a $3.5 million equity investment in the Company. Abbott also agreed to purchase an additional $4.0 million of Common Stock in a private placement. Abbott has expressed its intention to fulfill this obligation by purchasing $4.0 million of Common Stock in the Offering at the initial public offering price. The Company has also entered into agreements with ArQule, Inc. ("ArQule"), Pharmacopeia, Inc. ("Pharmacopeia") and Trega Biosciences, Inc. ("Trega") to provide the Company with access to additional compound libraries for its drug discovery programs and with the University of Washington to acquire the rights to the HCV NS5A/PKR target for its antiviral program.


STRATEGY

     The Company's objective is to discover and develop novel antiinfective drugs. To achieve this objective, the key elements of the Company's strategy are to:

     Exploit expertise in pathogen specific translation mechanisms. The Company intends to use its accumulated expertise and know-how in pathogen specific translation mechanisms to identify novel targets critical for the survival of bacteria, fungi or viruses. With these targets, the Company develops unique assays which are used to identify compounds with desired mechanisms of action. By using targets which are specific to pathogens, the Company believes it may be able to develop small-molecule lead compounds which inhibit pathogen function and thereby kill or attenuate pathogen growth with minimal effects on humans. In certain applications these small-molecule lead compounds may have better safety and efficacy profiles than those of existing drugs.

     Develop novel antiinfectives which target drug resistant pathogens. The Company directs its drug discovery programs toward the development of drugs that target pathogens which have developed resistance to currently marketed antiinfectives. Because new drugs which inhibit PSTMs will have different molecular targets than those of existing classes of antiinfectives, the Company believes that any potential drug candidates resulting from its drug discovery programs may be effective against existing drug resistant pathogens.


     Leverage platform technology over multiple indications and multiple targets. The Company will continue to leverage its platform technology over multiple targets and across multiple disease states, including its current focus on antibacterials, antifungals and antivirals, which the Company believes may increase the likelihood of successful development of leads for potential drug candidates.



     Establish collaborative relationships. The Company employs a two-pronged collaborative strategy to accelerate the discovery, development and commercialization of novel antiinfective drugs. The Company seeks to enter into collaborations with (i) major pharmaceutical companies, on entire programs or on specific targets, to provide the Company with funds, research and development resources, including chemistry capabilities, access to compound libraries and preclinical and clinical, regulatory, manufacturing and commercialization capabilities and (ii) biotechnology and combinatorial chemistry companies and universities to provide the Company with access to drug discovery and development technologies, compound libraries and targets. The Company has entered into the Abbott Collaboration in order to enhance its antifungal program. The Company has also entered into agreements with ArQule, Pharmacopeia and Trega to provide RiboGene with access to additional compound libraries for certain of RiboGene's drug discovery programs.

     Maintain and enhance proprietary position. RiboGene will continue to seek protection for its discoveries and proprietary technology through the maintenance of trade secrets, the filing of patent applications and the in-licensing of issued and pending patents. The Company has received one issued patent relating to its antifungal program, a notice of allowance relating to its antiviral program and has several patents pending relating to its core drug discovery programs.

BACKGROUND

  Infectious Disease Resistance


     The increase in prevalence of infectious diseases caused by bacteria, fungi and viruses that have developed resistance to existing antiinfective drugs is well documented in the medical literature. This current situation results in part from the overuse or incorrect use of antiinfective drugs. Administering antiinfectives in the presence of resistant pathogens creates a growth advantage for such pathogens and allows them to multiply preferentially over those that have not developed resistance. These resistant pathogens can then spread quickly from infected patients to healthy individuals.


     Resistant pathogens have developed multiple mechanisms against certain approved antiinfective drugs. Mechanisms of resistance include altering the pathogen target, altering the drug itself or preventing the drug from interacting with the target. Because traditional antiinfective drug discovery approaches have used a limited number of biological targets, they have not adequately addressed this resistance problem. As a result, new generations of antiinfectives resulting from traditional approaches are susceptible to the same resistance mechanisms.

  Traditional Approaches to Antiinfective Drug Discovery

     There are two traditional approaches to antiinfective drug discovery. Biological approaches rely on the use of whole organism based assays to screen for compounds which kill pathogens. Although antiinfectives have been discovered using this approach, information on the molecular target or the mechanism of action of the drug resulting from this approach is minimal. The lack of information on the target or mechanism of action makes it difficult to understand the cause of subsequent drug resistance. Chemistry driven approaches focus on chemical modifications of known antiinfective compounds. This approach has led to the identification of new drugs which have chemical structures that are closely related to existing drugs. As a result, these newer drugs are active at the same molecular targets and eventually encounter the same resistance problems that were observed for earlier drugs.


     RiboGene's target-based approach involves the identification and characterization of translation mechanisms that are specific to pathogens and essential to their survival. This approach stands in contrast to traditional methods for antiinfective drug discovery (particularly for antibacterial agents) which have produced the drugs that are in clinical use today. Although a number of existing antibacterials kill pathogens by inhibiting bacteria translation, these drugs were discovered through traditional approaches. The Company's approach is one of several modern drug discovery methods, including antisense, gene therapy and genomics, that have emerged as alternatives to traditional methods. The Company believes that its targeted approach, which is based on PSTMs, and assays incorporating those PSTM-based targets combined with contemporary medicinal and combinatorial chemistry techniques, could increase the possibility of identifying unique drug candidates.


THE RIBOGENE APPROACH

     The Company's scientists, in combination with its collaborative partners and SAB, use their extensive knowledge and expertise in the field of translation to identify targets specific to pathogens and to design and implement assays to identify selective compounds which demonstrate activity at the specific translation targets. By developing assays which identify compounds with mechanisms of action against the desired target, the Company believes that the compounds which demonstrate activity at the target will be better characterized and more likely to result in lead candidates for optimization and further development. Because

RiboGene's PSTMs represent new drug targets, the Company believes that antiinfective drugs which result from its drug discovery programs may also be effective against current drug resistant pathogens.

     Translation and protein synthesis are synonymous terms for the process used by cells to make proteins from a template known as messenger RNA ("mRNA"). Proteins participate in virtually all cellular functions. All proteins are assembled from a defined set of building blocks known as amino acids, and it is the sequence in which the amino acids are assembled which distinguishes one protein from another. The instructions that determine this sequence are encoded within the genes of the organism. Typically, each gene contains coded information for the synthesis of one particular protein. For this protein to be synthesized, the information in the gene must be decoded. The decoding process has two primary stages known as transcription and translation. (See Figure 1). During the first stage, which is known as transcription, the genetic information is "transcribed," or copied, and the copies produced are known as mRNA molecules. During the second stage of gene expression, which is known as translation, the information is "translated," or utilized, to assemble amino acids into proteins. During this stage, these mRNA molecules direct the synthesis of the protein by intracellular structures known as ribosomes. Each ribosome moves along the mRNA and reads it like a tape, which tells the ribosome which amino acid to add next as it synthesizes the protein.

                FIGURE 1 -- THE NATURAL GENE EXPRESSION PROCESS

                                      LOGO

Genetic information is stored archivally as DNA, transcribed into a working copy as mRNA, and translated into functional units as proteins.

RIBOGENE'S DRUG DISCOVERY PROCESS


     RiboGene's drug discovery process consists of four phases: (i) target identification; (ii) assay development; (iii) lead discovery; and (iv) lead optimization. The Company currently has the capability internally for the first three phases and intends to use a portion of the proceeds of the Offering to enhance its internal lead optimization capabilities.

     The following diagram illustrates RiboGene's four-phase integrated drug discovery process.

                 FIGURE 2 -- RIBOGENE'S DRUG DISCOVERY PROCESS

                                      LOGO

  Target Identification

     In the first phase of the process, the Company uses its accumulated translation specific expertise and know-how in combination with functional genetics and microbial genomics to identify and select the PSTM targets for use in its drug discovery programs. Only PSTM targets which are essential for the life of the pathogen and appear to bear little or no resemblance to their human counterpart are selected for RiboGene's programs. The Company validates PSTM targets by demonstrating their essential nature through the examination of the effects on pathogens upon disruption or deletion of the gene which encodes the PSTM target. The Company believes that the expertise of its staff and SAB provides it with an important advantage in identifying PSTM targets. To date, the Company has identified several PSTM targets utilizing its assembled knowledge of pathogen and human translation.

  Assay Development

     When PSTM targets have been identified and validated, RiboGene scientists use a variety of techniques to design and implement translation-based assays. RiboGene has considerable expertise in the design and implementation of translation-based assays incorporating conventional, automated and high-throughput screening technology. The Company believes that its internal translation-based assay development and implementation capabilities represent a core competence of RiboGene and an advantage over more traditional drug discovery screens. To date, the Company has applied its assay development capabilities to create 40 unique PSTM assays, including those currently utilized in its antifungal collaboration with Abbott.


     Several types of assays have been developed internally for use in the Company's drug discovery programs, including primary and secondary in vitro biochemical assays and secondary whole cell assays. Primary assays incorporate PSTM targets in a high-throughput format and are used to indicate the biological activity of a compound against the specific PSTM target. This biological activity is then reconfirmed in separate assays to eliminate compounds that are not selectively acting against the specific PSTM target. Secondary assays are used to characterize further the activity of screened compounds.


     The basic constructs in many of the Company's assays are similar throughout all of its drug discovery programs. It is this similarity and the Company's internal expertise in assay development that allow for advances made in the design and development of screens for one particular program to be applied to all of its other programs as well. This advantage can be demonstrated by a review of the total assay development time for certain of its antifungal and antibacterial assays. Advances made in the Company's antifungal program allowed certain antibacterial screens to be developed in half the time required for their fungal counterparts.

  Lead Discovery


     Once a PSTM target has been incorporated into a high-throughput assay, RiboGene scientists use these assays to screen compound libraries to identify potential lead compounds suitable for lead optimization. Compounds with demonstrated activity in the primary screen are considered "hits." Secondary assays designed to characterize further the activity of hits consist of separate analyses of the compound against (i) the specific PSTM target in an environment that more closely resembles its natural state, (ii) the specific pathogens in cell culture and (iii) an appropriate human cell line. The data generated from screening compounds in these assays is used to identify compounds that have activity against a given PSTM target. This information is then used to select compounds to serve as the starting points for lead optimization.



     Currently, the Company has the capacity to screen approximately 1.5 million samples per year. The Company believes that with currently planned improvements, this capacity can be increased to over 2.4 million samples per year. The Company intends to use a portion of the proceeds from the Offering to increase its screening capacity.



     In order to increase the probability of identifying compounds that are active against selected PSTMs, the Company has acquired and will continue to acquire access to diverse and biased compound libraries. Diverse libraries contain compounds with a wide variety of chemical structures and structural features or motifs. Biased libraries contain a narrower selection of chemical structures and structural motifs that are selected based on their propensity to bind selected targets. Currently, RiboGene's compound library consists of over 100,000 diverse small-molecule compounds and natural product extracts. The RiboGene library has been assembled through acquisitions from commercial and academic sources as well as through custom syntheses. The RiboGene library also contains a small number of compounds that are biased toward certain PSTM targets. Through its collaboration with Abbott, the Company gained access to the Abbott compound library for use in its antifungal PSTM assays. In addition, the Company has obtained access to certain compound libraries of Trega, ArQule and Pharmacopeia through research agreements for use in its antiinfective PSTM assays. See "-- Collaborative and Research Agreements."


  Lead Optimization


     Lead optimization involves the use of contemporary medicinal and combinatorial chemistry techniques to enhance the potency, selectivity, pharmacokinetic and other properties of potential leads identified using the Company's assays. Lead optimization begins with the generation of compounds which are structurally related to the potential lead compounds ("analogs"). The analogs are generated by methodically altering specific components of a potential lead compound. The effects of these alterations on the activity of the analogs are studied in order to determine the function of the altered components. Once the key components of a given core structure are known, undesirable or unimportant components may be eliminated, leading to improved potential lead compounds. Lead optimization is an iterative process involving the systematic refinement and retesting of potential lead compounds. The Company currently has limited internal lead optimization capabilities. For its antifungal program, such capabilities are provided by Abbott. The Company intends to use a significant portion of the net proceeds from the Offering to further develop the chemistry capabilities necessary to support its drug discovery programs. The Company believes that developing these capabilities internally may allow it to retain control over its discovery programs until a later stage and, therefore, increase the value of its discovery programs. See "Risk Factors -- Need for Chemistry Capabilities."

THE RIBOGENE PROGRAMS

     The status of RiboGene's primary drug discovery programs is shown below.

             FIGURE 3 -- STATUS OF RIBOGENE DRUG DISCOVERY PROGRAMS

                                      LOGO

ANTIBACTERIAL PROGRAM

  Bacterial Infections

     Bacterial infections are a significant and growing medical problem. These infections may either be confined to a single organ or tissue, or disseminated throughout the body by bloodstream infections, and can cause many serious diseases, including pneumonia, meningitis and complicated urinary-tract infections. Antibiotics are administered both to prevent bacterial infections and to treat established bacterial disease. When administered to prevent an infection, antibiotics are given before any clinical signs or symptoms of an infection are present. When administered to treat an established infection, antibiotics are often chosen and administered empirically before diagnostic testing has established the causative bacterium and its susceptibility to specific antibiotics.

  Antibacterial Resistance and Market Opportunity


     Annual worldwide sales of all antibacterial drugs in 1996 were approximately $26.0 billion. At least three drugs have individually reached worldwide sales of over $1.0 billion annually: Augmentin (amoxicillin/clavulanate potassium), Biaxin (clarithromycin) and Cipro (ciprofloxacin). Each of these drugs replaced previously prescribed drugs (such as penicillin, tetracycline and erythromycin) whose effectiveness has diminished as a consequence of bacterial drug resistance which developed after years of administration. The clinical efficacy of these new drugs, however, is similarly being threatened by emerging strains of drug-resistant pathogens.

     The increasing prevalence of drug-resistant pathogens has contributed to higher mortality rates from infectious diseases, particularly those caused by Staphylococcus aureus, Streptococcus pneumoniae and Enterococcus faecium/faecalis. S. aureus is the most common pathogen to cause life-threatening infections. This organism is an aggressive pathogen that has developed resistance to most antibiotics, except vancomycin (frequently called "the drug of last resort"). Recent reports of vancomycin-resistant S. aureus infections in the United States and Japan suggest that S. aureus has begun to show, and the Company believes will continue to show, resistance to "the drug of last resort." S. pneumoniae is a frequent cause of death among the elderly and is the most frequently isolated pathogen in children with otitis media (middle ear infections) and adults with sinusitis (sinus infection). Studies have shown that patients with pneumonia caused by drug-resistant strains of S. pneumoniae have a higher mortality rate than those with drug-sensitive strains. Enterococci are commonly found living within the human intestinal tract, but can cause serious bloodstream infections in weakened individuals. Vancomycin-resistant enterococci, or "VRE" in the medical literature, are extremely difficult to treat and are increasingly common in clinical settings. It is also feared that these organisms will be able to pass their vancomycin resistance trait onto the more serious pathogen S. aureus.

     The Company believes that these examples demonstrate the importance of identifying new molecular targets which will lead to antibacterial agents with new mechanisms of action. RiboGene's PSTM technology is designed to identify novel classes of antibiotics that act against new molecular targets.

  RiboGene's Antibacterial Projects


     RiboGene is focusing its antibacterial drug discovery programs on those pathogens that have a high annual incidence rate worldwide and that have become resistant to all but a few available antibacterial drugs. The Center for Disease Control ("CDC") has reported that 47% of the two million hospital-acquired infections in the United States are caused by four bacteria: staphylococci, enterococci, pneumococci and pseudomoni. The Company's antibacterial projects are targeting infection caused by these and other bacteria.


     Translation in bacterial cells differs from translation in human cells. In particular, the translation initiation factors used by bacterial cells are fewer in number and have little homology with functional counterparts in human cell types. In addition, bacteria use translational control processes not found in human cells. RiboGene is exploiting its knowledge of these bacterial PSTMs and is designing and implementing antibacterial drug discovery systems incorporating these PSTM targets. The Company's bacterial PSTM targets are in various stages of research and development. The Company has developed assays incorporating certain of these targets and intends to continue assay development incorporating previously identified and future bacterial PSTM targets. Several of the assays utilize proprietary strains of bacteria that may allow identification of inhibitors of the target. Other assays utilize in vitro enzymatic reactions designed to identify enzyme inhibitors of the target.

     The Company has identified several bacterial PSTM targets that are in various stages of research and development. Two of these targets, deformylase and ppGpp degradase, are the focus of the Company's most advanced antibacterial projects. The Company believes that bacterial PSTMs such as deformylase and ppGpp degradase may be excellent selective targets for drug intervention and has therefore established drug discovery projects based on these targets.

     Deformylase Inhibitor Project. Bacteria initiate translation using an amino acid building block called formyl-methionine. The enzyme deformylase, common to all bacteria, removes the formyl group from methionine releasing the protein for use by the bacteria. This formylation-deformylation process is essential for growth of all pathogenic bacteria. Because there is no mammalian counterpart, the Company believes that the deformylase enzyme inhibition is a useful target to identify selective inhibitors of bacterial translation. In addition, the Company believes that all pathogenic bacteria utilize this translation process, and therefore deformylase inhibitors have the potential to be broad spectrum antibacterial agents. RiboGene scientists have designed and implemented assays that target the identification of inhibitors of the deformylase enzyme.

     The deformylase inhibitor project is currently in the lead discovery phase. Through its assay system, the Company has discovered small-molecule deformylase inhibitors that have activity against bacterial pathogens.

The Company is continuing to screen compounds in the deformylase assays to identify additional novel lead compounds suitable for lead optimization.

     ppGpp Degradase Inhibitor Project. ppGpp (guanosine tetraphosphate) is an unusual nucleotide, synthesized during the translation process and regulated by the essential enzyme, ppGpp degradase. Bacteria carefully regulate ppGpp levels because accumulation of this nucleotide is toxic to the organism. Therefore, the Company believes that inhibitors of the ppGpp degradase enzyme should kill bacteria. Since this process is not part of the human translation process, yet all bacteria appear to utilize this process, RiboGene scientists believe that ppGpp degradase inhibitors have the potential to be antibacterial agents with selective broad spectrum activity against pathogens and potentially low toxicity to humans. The Company has developed a high-throughput primary assay around the ppGpp degradase enzyme. Secondary assays developed by the Company include an assay which comprises the isolated ppGpp enzyme and an assay which quantitatively measures the accumulation of ppGpp. These assays are being utilized to confirm the mechanism of action of the inhibitors identified in the primary assay.

     The ppGpp degradase inhibitor project is in the lead discovery phase. The ppGpp assays have identified several potential small-molecule lead compounds which have been found to have antibacterial activity in vitro against pathogenic bacteria. The Company continues to screen compounds in the ppGpp assays to identify novel lead compounds suitable for lead optimization. The Company has recently received a Phase I SBIR grant in the amount of $100,000 to support this project.

ANTIFUNGAL PROGRAM

  Fungal Infections

     Systemic fungal infections are a serious and growing problem. Infections by fungi or yeasts are frequently caused by Candida albicans, a yeast which is commonly found in the intestinal tract and on mucosal linings of healthy individuals. This yeast also causes thrush (sore throat), vaginitis, and life-threatening infections, particularly in individuals with weakened immune systems. Another frequent source of serious fungal infections is the Aspergillus genus, which the average person is exposed to on a regular basis. Healthy individuals resist Aspergillus infections, but after a severe illness or injury, this fungus can cause lung infections which can then spread throughout the body resulting in death. Many diseases and disease states (e.g., organ transplants, diabetes, cancer) of an aging and increasingly affluent population correlate with an increased susceptibility to systemic fungal infections, as do increasingly common medical practices such as use of broad-spectrum antibiotics, cancer chemotherapy and intensive-care unit support. C. albicans, the most common fungal pathogen, now accounts for 8-15% of all hospital-acquired infections, which represents a 480% increase over the last decade. Infections caused by C. albicans are a significant cause of morbidity and mortality, with median increased hospital stays of 30 days and estimates of death rates ranging from 30 to 80%. Aspergillus, a less common cause of fungal infection, results in a mortality rate estimated at greater than 50%.

  Fungal Resistance and Market Opportunity

     Worldwide sales of all antifungal drugs in 1996 were approximately $4.0 billion. The largest selling antifungal, Diflucan (fluconazole) had sales in 1996 of approximately $910 million. Diflucan is fungistatic in that it only stops the growth of the fungus but does not kill it. The Company believes that a fungicidal drug (i.e., a drug that kills fungi) would be a more effective antifungal. Relatively few therapeutics have been approved for fungal infections and almost all inhibit a common biochemical pathway. Because the differences between fungal and mammalian cells are less than those between bacterial and mammalian cells, agents that damage or kill fungal cells are more likely to have toxic effects on mammalian cells. As a result, progress in antifungal therapy has been slow. By attacking only one pathway, current antifungals are vulnerable to increased resistance. Although resistance to antifungal therapeutics is not yet as serious as for antibacterials, it is increasing and is expected to become worse if present trends continue.

  RiboGene's Antifungal Projects

     Certain fungal translational mechanisms differ from those found in human cells and therefore provide opportunities for RiboGene scientists to identify translation targets specific to fungal pathogens. RiboGene believes that it may be possible to identify substances that interfere in fungal translation without significantly affecting human translation. The Company has identified several fungal PSTM targets and developed fungal-specific in vitro and whole cell assays. RiboGene is conducting its antifungal program in collaboration with Abbott. As part of the Abbott Collaboration, RiboGene is screening both Abbott's and RiboGene's libraries of compounds. The hits identified in the primary high-throughput assays are then analyzed using secondary in vitro translational assays at RiboGene to confirm that the compounds interfere specifically with fungal translation without significantly affecting mammalian translation. Compounds with the desired potency and selectivity are then assayed for their effects against pathogenic fungi in cell culture. Abbott has primary responsibility for lead optimization and preclinical and clinical development of any compounds discovered during the course of the collaboration. The Company intends to develop additional fungal translation assays and screen the RiboGene and Abbott compound libraries using these targets.

     The Company has identified several fungal PSTM targets that are in various stages of development. Two examples of antifungal PSTMs are the third soluble elongation factor ("EF3") and another system focused more broadly on fungal translation ("GCN4"). The Company believes that antifungal PSTMs, such as EF3 and GCN4, are excellent selective targets for drug intervention and has therefore established drug discovery projects based on these targets.


     Elongation Factor 3 (EF3) Project. EF3 is a translation factor unique to fungi and essential for fungal translation and growth. Although EF3 is common to all known fungi, the Company believes that no known human counterpart exists, which increases the probability of identifying selective drugs. At the elongation stage of translation, fungi utilize three soluble elongation factors whereas human cells utilize only two. Based upon such differing factors, RiboGene believes that it may be possible to identify substances that interfere in fungal translation without significantly affecting human translation.


     Since 1996, RiboGene has been working with Abbott to discover novel lead compounds that inhibit this factor. The Company, in conjunction with Abbott, has developed multiple approaches to identify substances that interfere selectively with EF3 function. Certain potential lead compounds have been identified that have undergone and are undergoing lead optimization at Abbott. Several compounds identified using the primary assay appear to be fungicidal. In addition, the Company has recently received a Phase I SBIR grant in the amount of $100,000 to fund the development of one EF3 assay system.


     GCN4 Project. GCN4 is used as a biological signal which can provide information on fungal translation by responding to inhibition of several steps within the translation pathway. The Company uses whole living fungal cells with genetic mutations to screen for inhibitors of these translational components. RiboGene has developed and patented this drug screening system.


     Since 1996, through the Abbott Collaboration, the Company has been working towards the development of novel antifungal drugs identified with this assay. The RiboGene and Abbott compound libraries have been examined in this assay system. Potential lead compounds identified using the primary screen at RiboGene have progressed to potential lead optimization at Abbott. The Company received one Phase I and one Phase II SBIR grant in the aggregate amount of $830,000 to fund early work on the GCN4 project.

ANTIVIRAL PROGRAM

  Viral Infections and Hepatitis C

     Viruses are intracellular parasites that can only reproduce and proliferate within a living host cell. Viruses are composed of RNA or DNA genetic material enclosed in a protective viral coat. A virus reproduces by entering a host cell and releasing the genetic material which utilizes the host cell machinery to recreate itself. Unlike bacteria and fungi, viruses do not have their own cellular machinery to reproduce. The Company currently is focusing all of its antiviral efforts on HCV.

     HCV is recognized as a major cause of chronic hepatitis worldwide. According to the CDC, there are approximately four million HCV infected individuals in the United States, with up to 180,000 new cases occurring each year. The World Health Organization estimates that an additional 10 million individuals are infected with HCV in Europe and a total of 100 million people are infected worldwide. Hepatitis C accounts for 20% of all cases of acute hepatitis. Approximately 85% of HCV infected persons will develop chronic hepatitis, of which 20% will progress to liver cirrhosis. Chronic HCV infection can also lead to the development of hepatocellular carcinoma and liver failure. Currently, hepatitis C is responsible for an estimated 8,000 deaths annually, and without effective intervention that number is estimated to triple in the next 10 to 20 years. Hepatitis C is also a leading cause for liver transplantation in the United States.

  HCV and Market Opportunity

     Interferon alpha and its derivatives are the only approved therapeutics for HCV infections. Interferon alpha is estimated to be only 20% effective while resistance to interferon occurs in the other 80% of HCV patients. Based on published studies conducted by a team of researchers led by a member of the Company's SAB, the Company believes that hepatitis C virus is intrinsically resistant to interferon and that the clinical efficacy observed is due to the occurrence of virus strains which are partially defective. As interferon alpha is also administered for other indications, including cancer, it is difficult to determine the precise amount used specifically for HCV treatment. However, total worldwide sales of all brands of interferon alpha in 1996 were approximately $2.0 billion.

  RiboGene's HCV Projects

     RiboGene's antiviral drug discovery program focuses on interfering with viral translation mechanisms important for viral replication. The Company is currently focusing its HCV efforts on two HCV PSTM targets, the HCV Internal Ribosome Entry Site ("HCV IRES"), and the interaction between a viral protein NS5A and a human protein kinase, RNA-activated enzyme ("PKR") together, known as HCV NS5A/PKR. The Company has considerable expertise in the area of HCV translation. Two members of the Company's SAB, Dr. Nahum Sonenberg and Dr. Michael Katze, are responsible for certain important discoveries that have significantly aided the Company's HCV efforts. Dr. Sonenberg was a co-discoverer of the IRES mechanisms, and Dr. Katze recently published his findings on the interaction of interferon-induced PKR and NS5A. Based in part on discoveries made by Dr. Sonenberg, Company scientists have developed translation-based assays incorporating certain viral IRES elements including the HCV IRES. The Company has screened and will continue to screen compounds in these assays. In April 1997, the Company licensed the rights to the HCV discovery made by Dr. Katze from the University of Washington. The Company is currently incorporating the findings of Dr. Katze and is developing an assay designed to identify inhibitors of the interaction between NS5A and interferon-induced PKR.

     HCV Internal Ribosome Entry Site (HCV IRES) Project. An IRES is a special structure within HCV that enables the virus to manipulate a human cell's translation process. Viruses with defective IRES elements replicate poorly which, the Company believes, demonstrates that a loss of IRES function is damaging to virus replication. RiboGene believes that drugs which affect IRES function may have similarly damaging effects on viruses with minimal side effects on human protein synthesis because humans do not utilize IRESs to initiate translation.

     The HCV-IRES project is in the lead discovery phase. The Company has identified potential small-molecule lead compounds that have demonstrated activity against HCV surrogates in cell culture. The Company has been awarded Phase I and Phase II SBIR grants in an aggregate amount of $850,000 to fund the HCV-IRES project.

     HCV NS5A/PKR Project. PKR plays an important role in defending cells against many kinds of viral infections. PKR regulates protein synthesis in infected cells, thereby preventing the production of new viruses. Many viruses, including HCV, have evolved certain defense mechanisms against PKR. RiboGene believes that if a drug protects PKR against the HCV defense mechanisms it may be an effective HCV therapeutic because it will enable the human enzyme to exert its natural anti-HCV effect. The recent work published by Dr. Katze suggests that the HCV protein NS5A confers interferon resistance by blocking the action of PKR.


     The Company is working to discover novel therapeutics that protect PKR from this viral protein in the belief that such therapeutics could increase the efficacy of interferon treatment. The Company also believes that it may be possible that a compound with this activity might even allow the efficacious use of lower doses of interferon, thereby reducing the side effects of high-dose interferon therapy or increase patient compliance to interferon therapy. The target has undergone validation and is in the assay development stage. RiboGene scientists are determining the optimal translational assay system to identify inhibitors of the HCV NS5A/PKR interaction.

COLLABORATIVE AND RESEARCH AGREEMENTS

  The Abbott Agreements


     In April 1996, the Company entered into a research agreement with Abbott in connection with its antifungal program. Pursuant to the research agreement, Abbott and the Company agreed to collaborate in a research program directed at accelerating the discovery of new products possessing antifungal activity and new diagnostic products related to conditions caused by fungal infections or diseases. Abbott has agreed to provide antifungal research and development internally at Abbott and up to $5.0 million to support related research at RiboGene over a three-year period, subject to extension upon mutual agreement by both parties. Through September 1997, the Company has recognized $2.4 million in contract research revenue from Abbott. Under the terms of the research agreement, the duties and responsibilities of Abbott and RiboGene are determined by a joint management team comprised of representatives from both companies. RiboGene's initial responsibilities include target identification, assay development and lead discovery. Abbott is responsible for providing chemistry capabilities including lead optimization. Abbott may terminate the research agreement upon 60 days' written notice to the Company.



     Also in April 1996, the Company entered into a license agreement with Abbott. Pursuant to the license agreement, the Company granted Abbott exclusive worldwide rights to develop and market any and all antifungal products discovered by the parties during the joint research collaboration using the Company's drug discovery approach. Under the terms of the license agreement, Abbott has responsibility for all development activities necessary to commercialize potential lead compounds resulting from the Abbott Collaboration, including preclinical testing, clinical development, submission for regulatory approval, manufacturing and marketing. The Company is entitled to receive milestone payments of $9.0 million for each product developed upon the achievement of mostly late-stage regulatory milestones, which payments are fully creditable against royalties, and royalties on worldwide sales of any products that may result from such collaboration. Abbott may terminate the license agreement upon 30 days' written notice to the Company.


     Abbott made an initial equity investment in the Company of $3.5 million in 1996. In addition, Abbott agreed to purchase $4.0 million of Common Stock in a private placement simultaneous with the Company's initial public offering, if such initial public offering resulted in gross proceeds of $20.0 million (including the $4.0 million investment by Abbott). Abbott has expressed its intention to fulfill this obligation by purchasing $4.0 million of Common Stock in the Offering at the initial public offering price. See "Description of Capital Stock -- Registration Rights."

     There can be no assurance that the Company and Abbott will be successful in developing or commercializing any drugs or products under the Abbott Agreements. As such, there can be no assurance that any milestones will be achieved or that any royalties contemplated by the Abbott Agreements will ever be made. There can be no assurance that the Abbott Agreements will not be terminated by Abbott prior to their expiration. See "Risk Factors -- Dependence on Collaborative Relationships; Funding of Programs."

  Research Agreements


     Trega Biosciences Inc. In April 1995, RiboGene entered into an agreement with Trega (formerly Houghten Pharmaceuticals, Inc.), which was amended in April 1997, and pursuant to which the two companies agreed to collaborate to screen combinatorial chemistry libraries developed by Trega using assays developed by RiboGene. Core antifungals and certain antiviral assays were the initial therapeutic targets. The Company has completed screening the Trega compounds in the antifungal assays, but continues to screen compounds in its HCV assays. The agreement provides for proportionate ownership of compounds resulting from the collaboration, based on each party's contribution to development of the compound.


     Pharmacopeia, Inc. In September 1997, the Company entered into a Library Sample Evaluation Agreement with Pharmacopeia, a combinatorial chemistry company (the "Pharmacopeia Agreement"). The Pharmacopeia Agreement grants the Company sequential access to up to three of Pharmacopeia's proprietary compound libraries (the "Pharmacopeia Compounds"). The Company intends to screen the Pharmacopeia Compounds in certain of its assays. Upon receipt of the Pharmacopeia Compounds, the Company will have four months (subject to extension) during which it will have the exclusive right to screen the compounds against specified targets. If the Company determines that a Pharmacopeia Compound has demonstrated biological activity, the Company has the right, within 180 days, to negotiate a subsequent development agreement with respect to the use and development of such compound.


     ArQule, Inc. In September 1997, the Company entered into a Material Transfer and Screening Agreement with ArQule, a combinatorial chemistry company (the "ArQule Agreement"), which grants the Company access to ArQule's proprietary combinatorial chemistry libraries (the "ArQule Compounds"). The Company intends to screen the ArQule Compounds in certain of its assays. If the Company detects activity in one or more of the ArQule Compounds and such compounds have not already been licensed to a third-party, the Company will have the opportunity to negotiate a collaboration agreement for such compounds. The ArQule Agreement has an initial six-month term with automatic six-month renewal periods, unless earlier terminated by either party.

     Georgia State University. In March 1995, the Company entered into an assignment agreement with Georgia State University Research Foundation ("GSU") for the transfer of rights to certain compounds synthesized at GSU that have shown activity in certain of the Company's antiviral assays. The agreement transfers to RiboGene all right, title and ownership to such compounds. In consideration for these rights, the Company paid to GSU a one-time fee of $10,000 and agreed to the payment of royalties to GSU from any sales of products which incorporate the assigned compounds.

  License Agreements


     University of Washington. In April 1997, the Company entered into an agreement with the University of Washington, which was amended in October 1997, pursuant to which RiboGene received an exclusive worldwide license to certain patent rights and technology relating to the interaction of the hepatitis C virus NS5A protein and PKR. Under the agreement, the Company paid an upfront license fee and has agreed to pay a quarterly license maintenance fee and a milestone payment of $250,000 due upon the approval of an NDA for a compound developed using the licensed patent rights.



     University of Washington and McGill University. In April 1993, RiboGene entered into an agreement with the University of Washington and McGill University, under which RiboGene received an option to acquire an exclusive, worldwide license to certain patent rights and technology relating to the tumor-suppressing properties of the enzyme PKR. This agreement was amended in April 1996 to extend the term of the option through April 1998, in exchange for a minimal payment and a commitment by the Company to continue screening compounds in assays incorporating this technology and to conduct preclinical studies on future lead compounds. The funding for these obligations will be provided by an SBIR grant that awarded the Company up to $640,000 over a two-year period.


PATENTS AND PROPRIETARY RIGHTS

     The Company believes that patents and other proprietary rights are important to its business. The Company's policy is to file patent applications to protect technology, inventions and improvements to its inventions that are considered important to the development of its business. The Company's commercial success will depend, in part, on its ability, and the ability of any licensors, to obtain patent protection for its products and technologies, both in the United States and in other countries. The patent positions of pharmaceutical and biotechnology firms can be highly uncertain and involve complex legal and technical questions for which important legal principles are largely unresolved issues; thus making it difficult to predict the breadth of claims which would be found allowable in any particular case. This uncertain situation is also affected by revisions to the United States patent law adopted in recent years to give effect to international accords to which the United States has become a party. The extent to which such changes in laws will affect the obligations of the Company cannot be ascertained.


     The Company owns a provisional patent application relating to its antibacterial drug discovery program; an issued U.S. patent, a pending U.S. patent application and certain corresponding foreign applications, relating to its antifungal drug discovery program; and two pending United States patent applications, one of which has been allowed by the United States Patent and Trademark Office, and certain corresponding foreign applications relating to its antiviral drug discovery program. The Company is an assignee, along with McGill University, of a pending U.S. patent application generally relating to the PSTM program. The Company is an exclusive licensee under a University of Washington provisional application directed to HCV NS5A/PKR. In addition, the Company has an option, from the University of Washington and McGill University, to license a recently-issued U.S. patent and a pending U.S. patent application relating to translational technology. There can be no assurance that any of these patent applications, or any patent applications which the Company may acquire in the future, will issue as patents, that any such issued patents will afford adequate protection to the Company or not be challenged, invalidated, circumvented or infringed, or that any rights granted under such patents will afford competitive advantages to the Company. To protect its rights to its patent applications and/or patents, the Company may be required to participate in interference proceedings before the United States Patent and Trademark Office to determine priority of invention. In addition, if patents that cover the Company's activities are issued to other companies, there can be no assurance that the Company would be able to obtain licenses to such patents at a reasonable cost if at all or be able to develop alternative technology. The Company also could incur substantial costs should suits be brought against third parties, in which the Company asserts patents to which the Company has rights. There can be no assurance that the Company's patents or those of its licensors if issued, would not be held invalid by a court or that a competitor's technology or product would be found to infringe such patents.

     The Company's success further will depend, in part, on its ability to operate without infringing the proprietary rights of others without breaching agreements that cover technology used in the Company's products. There can be no assurance that the Company's activities will not infringe patents owned by others. The Company could incur substantial costs in defending itself in suits brought against it or any licensor. Should the Company's products or technologies be found to infringe patents issued to third parties, the manufacture, use, and sale of any of the Company's products could be enjoined and the Company could be required to pay substantial damages. In addition, the Company, in connection with the development and use of its products and technologies, may be required to obtain licenses to patents or other proprietary rights of third parties. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. Failure to obtain such licenses may have a material adverse effect on the Company.

     In addition to patent protection, the Company also relies to a significant extent upon trade secret protection for its confidential and proprietary information, including many of the Company's key discovery technologies. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology. To protect its trade secrets, it is RiboGene's policy to require its employees, consultants, SAB members and parties to collaboration and licensing agreements to execute confidentiality agreements upon the commencement of employment, the consulting relationship or the collaboration or licensing arrangement, as the case may be, with RiboGene. In the case of employees, the agreements also provide that all inventions resulting from work performed by them while employed by RiboGene will be the exclusive property of RiboGene. In the case of SAB members, the agreements also provide that any confidential information that results from work performed for RiboGene will be the exclusive property of RiboGene. The Company will continue to require its employees, consultants, SAB members, collaborators and licensees to execute confidentiality agreements and inventions assignment agreements (in the case of its employees) upon the commencement of employment, the consulting relationship or the collaboration or license with the Company. There can be no assurance, however, that these agreements will not be breached or that they will provide meaningful protection of the Company's trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information, that the Company can meaningfully protect its rights in such unpatented proprietary technology through other means, that any obligation to maintain the confidentiality of such proprietary technology will not be breached by employees, consultants, advisors, collaborators, licensees or others, or that others will not independently develop the same or substantially equivalent technology. The loss of trade secret protection of any of the Company's key discovery technologies would materially and adversely affect the Company's competitive position and could have a material adverse effect on the Company's business, financial condition and results of operations. Finally, disputes may arise as to the ownership of proprietary rights to the extent that outside collaborators, licensees or consultants apply technology information developed independently by them or others to Company projects or apply Company technology to other projects and, if adversely determined, such disputes would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company had acquired intellectual property that falls outside the field of infectious diseases and translational control. The Company does not intend to develop these products itself. These acquired products include Emitasol, for emesis associated with chemotherapy, Migrastat, for migraine, and intranasal benzodiazepines for various conditions such as anxiety, seizures, panic attacks and sleep disorders. The Company has ongoing debt obligations relating to the purchase of these products. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company discontinued the development of Emitasol, Migrastat and the intranasal benzodiazepines in 1996. The Company has decided to discontinue the patent prosecution for Migrastat. The Company has licensed rights to Emitasol in Italy, Spain, Austria and certain former Soviet block countries. The Italian licensee for Emitasol applied to the Italian regulatory authorities in 1993 for registration of the product. There can be no assurance that the foreign licensees will obtain the necessary regulatory approvals to market Emitasol, or that, in the event such approvals are obtained, that Emitasol will achieve market acceptance in such countries, or that the Company will ever realize royalties on sales of Emitasol in such countries.

     The Company has received notice that Peptech (Europe A/S) is opposing the grant of a European patent with claims directed to the nasal administration of benzodiazepines. As one of the grounds for the opposition, Peptech has submitted a published abstract describing the nasal administration, to children, of the benzodiazepine midazolam. This abstract has an apparent publication date of February 1988, several months prior to the earliest filing date in the United States from which the Company's European patent application could have claimed priority. While the Company intends to respond vigorously to the opposition, no assurance can be given as to the scope of the claims, if any, which the European Patent Office ultimately will find patentable. Failure of the Company to prevail in the opposition before the European Patent Office could impede the Company's ability to outlicense the technology portfolio containing this patent.

     The issued United States patent relating to the nasal administration of benzodiazepines is the subject of a reissue proceeding before the United States Patent and Trademark Office. In the course of negotiations with a potential licensee of the technology portfolio containing this patent, the Company became aware that the issued United States patent for which reissue is being sought, had expired for failure to pay the required maintenance fees. While the Company fully is seeking to revive the expired patent, there can be no assurance that such action will be successful, which could impede the Company's ability to outlicense the technology portfolio containing this patent.


     In April 1997, the Company entered into an agreement with CSC Pharmaceuticals Ltd. ("CSC") of Vienna, Austria for the sale and distribution of Emitasol in Austria, Eastern Europe and the Russian Federation. Under the terms of the agreement, CSC is obligated to file for regulatory approval in Austria on its behalf and three other European Union countries (as directed by and for the benefit of the Company) for the purpose of obtaining European Union approval to market the product via the Mutual Recognition process. CSC is obligated to file for approval in Austria by April 1998. In the event the Company licenses a third party in a European Union country other than Austria, and the third party obtains marketing approval through substantial reliance on the marketing approval obtained by CSC, on behalf of the Company, in any of the three designated countries, the Company will pay CSC 10% of all up-front consideration received from the third party, other than payment for equity, up to a maximum of 200% of CSC's expenses for obtaining such marketing approval. In a separate agreement, the Company's Italian Licensee, Crinos, has agreed to manufacture Emitasol for CSC and any other licensees. There can be no assurance that CSC will obtain approval in Austria or that if approval is obtained, CSC will file for and obtain approval in the other EU countries.


COMPETITION

     The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Many of the drugs which the Company is developing will be competing with existing therapies. In addition, a number of companies are pursuing the development of pharmaceuticals which target the same diseases and conditions the Company is targeting, using technology similar to the RiboGene technology, as well as alternative discovery technologies, including antisense, gene therapy and genomics. The Company faces competition from pharmaceutical and biotechnology companies both in the United States and abroad. Many of the Company's competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than the Company. In addition, unlike the Company, many of these competitors have experience in undertaking preclinical studies and clinical trials of new pharmaceutical products, obtaining the necessary regulatory approvals and manufacturing and marketing products. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish exclusive collaborative or licensing relationships with competitors of the Company.

     The Company believes that its ability to compete is dependent, in part, upon its abilities to create and maintain scientifically advanced technology and to develop and commercialize pharmaceutical products based on this technology, as well as its ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary technology or processes and secure sufficient capital resources for the expected substantial time period between technological conception and commercial sales of products based upon the Company's technology.

     There can be no assurance that the Company's competitors will not succeed in developing technologies and drugs that are more effective or less costly than any which are being developed by the Company or which would render the Company's technology and future drugs obsolete and noncompetitive. In addition, the Company's competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates more rapidly than the Company. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage, including certain patent and FDA marketing exclusivity rights that would delay the Company's ability to market certain products. There can be no assurance that drugs resulting from the Company's research and development efforts, or from the joint efforts of the Company and its existing or future collaborative partners, will be able to compete successfully with competitors' existing products or products under development or that they will obtain regulatory approval in the United States or elsewhere.

GOVERNMENT REGULATION

     Regulation by governmental authorities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products that ultimately may be developed by the Company. All of the Company's products will require regulatory approval by governmental agencies prior to commercialization. Therapeutic drug products intended for human use are subject to rigorous preclinical and clinical testing requirements and extensive review and approval procedures by the FDA in the United States and similar health authorities in other countries. Various statutes and regulations also govern or affect, among other things, the clinical testing, safety, efficacy, manufacturing, labeling, storage, record keeping, advertising and marketing and distribution of such products. Failure to comply with such regulations could result in, among other things, delays in obtaining required marketing authorizations, warning letters, recalls, suspension or termination of production, product seizures, injunctions, civil penalties and criminal prosecution.


     The Company currently is engaged in the preliminary stages of drug development and does not expect to submit an application for FDA marketing approval of any therapeutic product drug for a number of years, if ever. Once the Company identifies a pharmaceutical candidate for potential commercial development, it will be subject to a lengthy and uncertain regulatory review process. The steps ordinarily required before a new biopharmaceutical product may be marketed in the United States include: (i) drug discovery and screening activities; (ii) preclinical testing; (iii) the submission to the FDA of an investigational new drug application (an "IND") which must become effective before clinical trials may commence; (iv) adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for its intended use; (v) the submission of an NDA to the FDA; and (vi) FDA review and approval of the NDA prior to any commercial sale or distribution.


     Preclinical testing includes laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the safety and efficacy of the product. Preclinical tests must be conducted in compliance with good laboratory practice regulations. The results of preclinical tests are submitted to the FDA as part of an IND. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. In addition, the FDA may, at any time, impose a clinical hold on an ongoing trial, requiring the suspension of the trial until the agency authorizes its re-commencement. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that such authorization will lead to ultimate FDA approval of a marketing application for the product.

     Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified principal investigators. Clinical trials must be conducted in accordance with good clinical practices under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Institutional Review Board ("IRB"), which will consider, among other things, ethical factors, the safety of the human subjects and the potential liability of the institution conducting the investigation.

     Clinical trials ordinarily are conducted in three sequential phases and generally take an average of five years, but may take longer. In certain cases the phases may overlap. Phase I represents the initial introduction of the drug to a small group of healthy subjects to test for safety, dosage tolerance, and the essential characteristics of the drug. Phase II involves studies in a limited number of patients to test the safety and efficacy of the drug at different dosages. Phase III trials involve large-scale evaluation of safety and effectiveness, usually (though not necessarily) in comparison with a placebo or an existing treatment. The results of the preclinical and clinical testing are submitted to the FDA in the NDA. In some cases, the FDA may require additional trials to be conducted following marketing approval to confirm safety and/or effectiveness. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specified time period, if at all, with respect to any potential products that may be developed by the Company. Furthermore, the FDA may suspend clinical trials at any time if it decides that patients are being exposed to a significant health risk.

     All data obtained from a comprehensive development program are submitted as an NDA to the FDA. Although the FDA is required by law to review applications within 180 days of their filing, in practice longer times are typically required. Review generally takes an average of at least 15 months but may take longer. The FDA frequently requests that additional information be submitted requiring significant additional review time. Any potential products of the Company will be subject to demanding and time-consuming NDA or similar approval procedures in countries where the Company intends to market its products. Such regulations vary country by country.

     The process of obtaining required FDA marketing approvals, including a review of manufacturing process and facilities used to produce such products, can be costly, time consuming and subject to unanticipated delays. The FDA may refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing of a drug product as a condition of marketing approval. There can be no assurance that approvals of any potential products that may be developed by the Company will be granted on a timely basis, if at all. Even if granted, marketing approval will be limited to specific therapeutic indications, and the Company will be subject to periodic inspection for compliance with good manufacturing practices and other applicable regulatory requirements relating to labeling, advertising, record keeping, and reporting to FDA of adverse experiences and other information.

     For marketing outside of the United States before FDA approval to market, the Company must submit an export permit application to the FDA. Whether or not FDA approval is obtained, approval of a potential product by comparable regulatory authorities may be necessary in other countries prior to marketing such product in such countries. The review and approval procedures vary from country to country, can involve additional testing and the time required may differ from that required for FDA approval. In addition, product licensing, pricing and reimbursement requirements vary widely from country to country. There can be no assurance that the Company will meet and sustain any such requirements.

     The Company's research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. The Company is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any liability could exceed the resources of the Company. See "Risk
Factors -- Government Regulation and Need for Product Approvals."

SCIENTIFIC ADVISORS

     The Company has established an SAB consisting of individuals with expertise in translational biochemistry, particularly as it relates to bacteria, fungi, and viruses. The Company is highly dependent on its SAB members, who conduct research in cooperation with the Company and provide the Company with access to technology developed by them. The potential success of the Company's drug discovery programs depends in part on continued collaborations with these advisors. The Company and various members of its management and research staff rely heavily on the SAB for new translation-based targets and for expertise in translation research. The Company has entered into agreements with its SAB members which provide for confidentiality of the Company's proprietary information. The agreements also provide that any confidential information that results from work performed for the Company is the exclusive property of the Company. However, the Company may not have rights to developments, publications or the results of any research conducted by these advisors, which may adversely affect the Company. See "Risk Factors -- Dependence on Scientific Advisors."

     The SAB holds meetings at least twice a year, and SAB members consult with and meet informally with the Company and with each other on a more frequent basis. Certain SAB members hold options to purchase Common Stock of the Company. The members of the SAB are as follows:

     JOE B. HARFORD, PH.D., Chairman of the SAB, serves as Associate Director of the National Cancer Institute ("NCI"). In his current position Dr. Harford plays a role in shaping the course of the NIH in several areas. He is an editor of several books related to Molecular Biology and has over 100 scientific publications. Prior to joining the NCI, Dr. Harford was the Director of New Drug Discovery at RiboGene from 1993 to 1996. Prior to that, Dr. Harford held various research and managerial positions at the NIH from 1979 to 1993. Dr. Harford holds a B.S. degree in Chemistry from Ohio University, and a Ph.D. degree in Biochemistry from the University of Maryland School of Medicine. Dr. Harford has been active in the translation field for over 10 years.

     JOHN HERSHEY, PH.D., Professor and Chairman, Department of Biological Chemistry, University of California, Davis. Dr. Hershey has conducted extensive research relating to translation factors and mechanisms in many species, including humans, bacteria, fungi, plants and sea urchins. He has 168 scientific publications (30 in the last five years) and has served on the editorial board of several journals, with current positions at BioChemie and Gene Expression. Dr. Hershey also is a co-editor of the book Translational Control (1996), which is a definitive text in the field. He received his B.S. degree from Haverford College and his Ph.D. degree from Harvard University. Dr. Hershey has been active in the translation field for over 35 years.


     ALAN HINNEBUSCH, PH.D., Chief, Laboratory of Eukaryotic Gene Regulation, National Institute of Child Health and Human Development. Dr. Hinnebusch's research interests include translational control mechanisms in fungi and mammals. He has devised methods for cloning many translation factor genes from fungi and mammals and this work has led to a much greater understanding of how the translation initiation process works. Dr. Hinnebusch has 76 scientific publications (28 in the last five years) and has served on the editorial board of several journals, with current positions at Molecular & Cellular Biology, Microbiological Reviews and Genetics. He received his B.S. degree from the University of Dayton and his Ph.D. degree from Harvard University. Dr. Hinnebusch has been active in the translation field for over 10 years.


     ADAM GEBALLE, M.D., Associate Member in Molecular Medicine and Clinical Research, Fred Hutchinson Cancer Research Center and Associate Professor of Medicine. Dr. Geballe's research interests include translational control of viral gene expression and translation termination in eukaryotes. He has 26 scientific publications (nine in the last five years) and serves as Associate Editor on the Journal of Infectious Diseases. Dr. Geballe is certified by the American Board of Internal Medicine with a Subspecialty of Infectious Disease. He received his B.A. degree from Stanford University and his M.D. degree from Duke University. Dr. Geballe has been active in the translation field for over 10 years.

     MICHAEL KATZE, PH.D., Professor, Department of Microbiology, University of Washington and Associate Director for Scientific Affairs at the Regional Primate Research Center. Dr. Katze has conducted extensive research relating to translational control by several viruses, including HCV, influenza, and HIV, and regulation of cellular translation and growth by PKR. Dr. Katze devised the Company's current model of interferon resistance in HCV. He also was involved in the development of an alternative animal model for HIV infection. He has 83 scientific publications (38 in the last five years) and serves on the editorial boards of Interferon and Cytokine Research. He received his B.A. in Biology from Boston University and his M.S. degree and Ph.D. degree from Hahnemann Medical College and Hospital. Dr. Katze has been active in the translation field for over 15 years.

     DAVID MORRIS, PH.D., Professor, Department of Biochemistry, University of Washington. Dr. Morris has conducted extensive research relating to polyamine biochemistry, translational control mechanisms and growth control regulation of translation in mammalian cells. He has 113 scientific publications (14 in the last five years). He received his B.A. degree from the University of California at Los Angeles and his Ph.D. degree from the University of Illinois. Dr. Morris has been active in the translation field for over 25 years.

     MICHAEL MATHEWS, PH.D., Professor and Chairman of the Department of Biochemistry and Molecular Biology at the New Jersey Medical School. Dr. Mathews has conducted extensive research relating to translational control mechanisms by viruses, including HIV, adenovirus and hepatitis D virus, and regulation of cellular translation and growth by PKR. He has 152 scientific publications (47 in the last five years), and has served on the editorial board of several journals, with current positions at Genes & Development and Journal of Virology. He also is a co-editor of the book Translational Control (1996), which is a definitive text in the field. He received his B.A. degree and Ph.D. degree from Cambridge University. Dr. Mathews has been active in the translation field for 30 years.

     NAHUM SONENBERG, PH.D., Professor, Department of Biochemistry and McGill Cancer Center, McGill University. Dr. Sonenberg has conducted extensive research relating to translation factors and mechanisms in many species, including humans, fungi and viruses. Most of his work has been focused on translational control of mammalian cell growth, translational control by viruses, including HCV, HIV and rhinovirus and the initiation phase of translation. Dr. Sonenberg was one of the co-discoverers of viral IRES elements. He has 193 scientific publications (68 in the last five years) and has served on the editorial board of several journals, with current positions at Molecular & Cellular Biology, Gene Expression, Journal of Virology and RNA. He is also a co-editor of the book Translational Control (1996), which is a definitive text in the field. He received his B.Sc. degree and M.Sc. degree from Tel-Aviv University and his Ph.D. degree from the Weitzman Institute of Science. Dr. Sonenberg has been active in the translation field for almost 25 years.

     There can be no assurance that the Company will be able to maintain its consulting arrangements with its SAB members or that such advisors will not enter into consulting arrangements with competing pharmaceutical or biotechnology companies, any of which would have a detrimental impact on the Company's research objectives and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Scientific Advisors."

EMPLOYEES

     At September 30, 1997, the Company had 28 full-time employees. Twenty-two of the Company's employees are engaged in, or directly support, the Company's research and development activities. Of the employees engaged in research and development activities, nine hold Ph.D. degrees. The Company considers relations with its employees to be good. None of the Company's employees is covered by a collective bargaining agreement.

     The Company's success will depend in large part on its ability to attract and retain key employees and scientific advisors. The Company's potential growth and expansion into areas and activities requiring additional expertise, such as chemistry, are expected to place increased demands on the Company's management skills and resources. These demands are expected to require a substantial increase in management and scientific personnel and the development of additional expertise by existing management personnel. Accordingly, recruiting and retaining management and operational personnel and qualified scientific personnel to perform research and development work in the future will also be critical to the Company's success. There can be no assurance that the Company will be able to attract and retain skilled and experienced management, operational and scientific personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies, universities and other research institutions for such personnel. The failure to attract and retain such personnel or to develop such expertise could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on and Need for Additional Key Personnel" and "Management."

FACILITIES

     RiboGene currently leases approximately 20,300 square feet of laboratory and office space in Hayward, California under a lease that provides for annual rent of approximately $158,000, expiring in October 1997. The Company has entered into a 15-year lease agreement with the right to sublease for a new facility of approximately 30,000 square feet of laboratory and office space in Hayward, California under a lease which provides for annual rent of $531,000 (subject to increase), which includes amortization of $2.0 million of tenant improvements paid by the landlord. The Company intends to sublease 5,000 square feet of the new facility until such space is needed by the Company. The Company currently anticipates relocating to the new facility in November 1997. In connection with the lease, the Company has agreed to issue the landlord a six-year warrant to purchase 62,975 shares of Common Stock at $8.93 per share. See "Description of Capital Stock."

LEGAL PROCEEDINGS

     The Company is not subject to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information as of September 30, 1997 with respect to the current executive officers, directors and key employees of the Company:

               NAME                    AGE                 POSITION
-----------------------------------    ---     --------------------------------
Charles J. Casamento...............    52      President, Chief Executive
                                               Officer and Chairman of the
                                               Board of Directors
Laura S. Lehman, Ph.D..............    40      Vice President of Research
Timothy E. Morris..................    35      Vice President, Finance &
                                               Administration, Chief Financial
                                               Officer and Assistant Secretary
Charles Gluchowski, Ph.D...........    42      Director of Drug Discovery
Charles M. Moehle, Ph.D............    38      Associate Director of
                                               Translational Control Research
Alexander E. Barkas, Ph.D.(1)......    50      Director
Digby W. Barrios(2)................    59      Director
Jon S. Saxe(1)(2)(3)...............    61      Director
Jesse I. Treu, Ph.D.(2)(3).........    50      Director

---------------

(1) Member of the Nominating Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.

     MR. CASAMENTO joined the Company as President, Chief Executive Officer and Chairman of the Board in June 1993. Prior to joining the Company, he was President and Chief Executive Officer of Interneuron Pharmaceuticals, Inc., a biopharmaceutical company, from March 1989 until May 1993. Mr. Casamento is also a director of CORTEX Pharmaceuticals, a biopharmaceutical company. Mr. Casamento holds a bachelor's degree in Pharmacy from Fordham University and an M.B.A. degree from Iona College.

     DR. LEHMAN has served as the Company's Vice President of Research since January 1996, and before that she was Vice President of Drug Discovery and Drug Development, since June 1994. Prior to joining the Company, she served as Senior Director, Medicinal Chemistry, at Amylin Pharmaceuticals, Inc., a pharmaceutical discovery and development company, from June 1989 to June 1994. Dr. Lehman holds a B.S. degree in Chemistry from Bucknell University, an M.S. degree in Organic Chemistry from Bucknell University and a Ph.D. degree in Organic Chemistry from Duke University.

     MR. MORRIS joined the Company as Vice President, Finance & Administration and Chief Financial Officer in June 1995 and was appointed Assistant Secretary in October 1997. Prior to joining the Company, he served as Chief Accounting Officer and Senior Director, Finance at Glycomed Incorporated, a biotechnology company, from May 1992 until May 1995. Mr. Morris is a certified public accountant and holds a B.S. degree in Accounting from California State University, Chico.

     DR. GLUCHOWSKI joined the Company as Director of Drug Discovery in January 1997. Prior to joining the Company, he was the Director, Department of Chemistry at Synaptic Pharmaceutical Corporation, a research and drug discovery company, from September 1990 until January 1997. Dr. Gluchowski received a B.S. degree in Chemistry from the Stevens Institute of Technology and a Ph.D. degree in Organic Chemistry from Texas A&M University.

     DR. MOEHLE joined the Company in May 1993 and currently serves as the Associate Director of Translational Control Research. Prior to joining the Company, he was at the National Institute of Child Health and Human Development from 1988 to 1993, most recently as a Senior Staff Fellow in the Laboratory of Molecular Genetics. Dr. Moehle holds a B.A. degree in Biochemistry and Molecular Biology from Northwestern University and a Ph.D. degree in Biology from Carnegie Mellon University.


     DR. BARKAS joined the Company's Board of Directors in 1991. Dr. Barkas has been a managing partner of Prospect Venture Partners, a venture capital firm, since June 1997. From 1991 to 1997, he was a partner with Kleiner Perkins Caufield & Byers ("KPCB"), a venture capital firm. Dr. Barkas also serves as chairman of Geron Corporation, a biopharmaceutical company, and as a director of Connetics Corporation, a biopharmaceutical company, as well as several private medical technology companies.


     MR. BARRIOS joined the Company's Board of Directors in August 1996. He is currently a consultant to the pharmaceutical and biotechnology industries. From 1982 to 1992, Mr. Barrios served in various positions with Boehringer Ingelheim Corporation, a pharmaceutical manufacturer, most recently as the President and Chief Executive Officer. Mr. Barrios also serves as a director of Allelix Biopharmaceuticals, a biopharmaceutical company, Cypros, Inc., a biopharmaceutical company, Drug Royalty Corporation, a technology investment company, Roberts Pharmaceutical Corporation, a pharmaceutical company, Sepracor, Inc., a pharmaceutical company, and several private organizations.

     MR. SAXE joined the Company's Board of Directors in April 1994. He has been a director since 1989 and President since January 1995 of Protein Design Labs, Inc., a biotechnology company. From August 1960 to September 1989, Mr. Saxe held a number of executive positions at Hoffmann-La Roche Inc., including Vice President, Licensing and Corporate Development. From October 1989 to May 1993, he served as President and Chief Executive Officer of Synergen, Inc., a biopharmaceutical company, and from May 1993 to May 1995, as President of Saxe Associates, a biotechnology consulting firm. Mr. Saxe also serves as a director of ID Biomedical Corporation, a diagnostics and vaccine development company, and Incyte Pharmaceuticals, Inc., a genomics company.

     DR. TREU joined the Company's Board of Directors in 1992. Since 1986, he has been a general partner of Domain Associates, a venture capital management firm. He serves on the board of Focal, Inc., a medical device company, GelTex Pharmaceuticals, Inc., a pharmaceutical company, Trimeris, Inc., a biotechnology company, and several private companies.

     The Company's by-laws authorize and the Company currently has a board of directors consisting of five members. Following the Offering, the Company's certificate of incorporation and by-laws will provide that the Board of Directors is divided into three classes. Each class will consist of one or two directors. The terms of office of Class I, Class II and Class III directors will expire at the Company's 1998, 1999 and 2000 annual meetings of stockholders, respectively. At each annual meeting of stockholders at which the term of office of a particular class of directors first expires, the person(s) elected to the board positions represented by such class of directors will be elected to serve from the time of election until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes of directors so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of the Company. Officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

BOARD COMMITTEES

     The Nominating Committee of the Board of Directors was formed in October 1997 to interview, evaluate, nominate and recommend individuals for membership on the Company's Board of Directors and committees thereof. The Compensation Committee of the Board of Directors was formed in March 1997 to establish salaries, incentives and other forms of compensation paid to officers and employees of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's stock plans. The Audit Committee of the Board of Directors was formed in October 1997 to review the internal accounting procedures of the Company and consult with and review the services provided by the Company's independent auditors.

DIRECTOR COMPENSATION

     Directors who are employees of the Company currently do not receive any cash compensation from the Company for their services as members of the Board of Directors, although they are reimbursed for certain expenses in connection with attendance at Board and committee meetings. Non-employee directors who are not affiliated with a significant stockholder (the "Independent Directors") receive $2,000 per meeting plus reimbursement of certain expenses. The Independent Directors were paid an aggregate of $20,000 in director fees during the last fiscal year. In 1996, Mr. Barrios was granted options to purchase 10,705 shares of the Company's Common Stock under the 1993 Stock Option Plan. Upon completion of the Offering, all non-employee directors will be eligible to receive stock options pursuant to the Company's 1997 Non-Employee Directors' Stock Option Plan. See "-- Stock Plans and Related Employee Benefit Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the formation of the Compensation Committee in March 1997, the Board of Directors made all determinations with respect to executive officer compensation. Of the directors who participated in deliberations concerning executive officer compensation, either prior to the formation of the Compensation Committee or in their capacity as a member of the Compensation Committee, none have served as officers of the Company other than Mr. Casamento, who has served as President and Chief Executive Officer of the Company since June 1993. Certain of the Company's directors have purchased securities of the Company individually or through an affiliated entity. See "Certain Transactions" and "Principal Stockholders."

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned in 1996 by the Company's Chief Executive Officer and the other executive officers who earned in excess of $100,000 during the fiscal year ended December 31, 1996 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION        ALL OTHER
                                                             ----------------------     COMPENSATION
               NAME AND PRINCIPAL POSITION                   SALARY($)     BONUS($)         ($)
---------------------------------------------------------    ---------     --------     ------------
Charles J. Casamento.....................................     275,000       80,000         65,750(1)
  President, Chief Executive Officer and Chairman of the
  Board of Directors
Laura S. Lehman, Ph.D....................................     140,000       35,000         37,216(2)
  Vice President of Research
Timothy E. Morris........................................     142,100           --             --
  Vice President, Finance & Administration, Chief
  Financial Officer and Assistant Secretary
Walter Singleton, M.A., M.D.(3)..........................     175,000           --             --
  Vice President, Development

---------------

(1) Represents $47,193 of principal and interest on a note forgiven by the Company and $18,557 in life and disability insurance premiums paid by the Company.

(2) Represents reimbursement for relocation costs.

(3) Dr. Singleton resigned from the Company in May 1997.

     No options were granted to Named Executive Officers during the fiscal year ended December 31, 1996. In 1996, 33,074, 18,892, 6,297 and 6,297 shares were issued to Messrs. Casamento and Morris and Drs. Lehman and Singleton, respectively, pursuant to purchase rights granted under the 1993 Stock Plan. Such shares are subject to the Company's right of repurchase upon termination of employment, which lapses over four years. Such shares were purchased at fair value as determined by the Company's Board of Directors. No Common Stock purchase rights were granted to the Named Executive Officers during fiscal 1995 or 1994.

                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth for each of the Named Executive Officers the number and value of securities underlying unexercised options held by the Named Executive Officers at December 31, 1996:

                                                                 NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                      OPTIONS AT                    OPTIONS AT
                                                                 DECEMBER 31, 1996(#)         DECEMBER 31, 1996($)(1)
                                                              ---------------------------   ---------------------------
                                                              EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                              -----------   -------------   -----------   -------------
Charles J. Casamento........................................     53,807         89,447           --              --
Laura S. Lehman.............................................     19,893         22,828           --              --
Timothy E. Morris...........................................      9,761         17,947          750           1,250
Walter Singleton............................................     12,857         18,367           --              --

---------------

(1) Based on the fair market value of the Common Stock on December 31, 1996 ($0.89) as determined by the Board of Directors, less the option exercise price.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL AGREEMENTS


     In May 1993, the Company entered into an employment agreement with Charles
J. Casamento, President, Chief Executive Officer and Chairman of the Board of Directors of the Company. The agreement provides for an annual base salary of $200,000, subject to annual review. Effective May 1, 1996 and retroactive to January 1, 1996, Mr. Casamento's annual base salary was increased to $275,000. In addition, the Board of Directors approved a bonus of up to $150,000 to be paid to Mr. Casamento in the event of a Merger (as defined in the employment agreement) or an initial public offering of the Company's Common Stock, and up to an additional $150,000 for the achievement of specific goals ($50,000 per goal) in 1996, of which $50,000 was paid in connection with the execution of the Abbott Agreements. On the first day of employment and on the first and second anniversary of employment, the Company loaned Mr. Casamento $40,000 (for a total of $120,000) in the form of three-year notes with interest rates of 3.62%, 5.63% and 5.97% per annum, respectively. The loans due in June of 1996 and 1997 have been forgiven. These loans were made in connection with cost-of-living adjustments and may be forgiven, at the election of the Board of Directors, for so long as Mr. Casamento remains employed by the Company. In addition, in October 1993, the Company provided Mr. Casamento with a bridge loan in the aggregate amount of $250,000, which loan subsequently was repaid by Mr. Casamento in October 1994.


     In July 1995, the Company entered into a Change of Control agreement with Mr. Casamento that provides for certain severance benefits in the event his employment is involuntarily terminated other than for "cause" at any time within 12 months after, or in contemplation of, a Change of Control (defined as a reorganization in which the current shareholders hold less than a 50% ownership interest in the surviving entity consummated without the approval of the Board of Directors, a sale of all or substantially all of the Company's assets, a liquidation of the Company or a transaction in which more than half of the Company's Board of Directors is replaced). Severance benefits include a lump-sum payment equal to 12 months' salary and the continued payment of medical benefits during the 12 months following termination. In addition, all loans issued by the Company to Mr. Casamento will be forgiven automatically upon a Change of Control. The Change of Control agreement also provides that all options held by Mr. Casamento will immediately vest, and the exercise period of such options will be extended to a date one year from the earlier of the termination date or the date upon which any relevant lock-up agreements expire.

     In July 1995, the Company also entered into Change of Control agreements with Dr. Lehman and Mr. Morris that provide for certain severance benefits in the event their employment is terminated, other than for cause, at any time within 12 months after, or in contemplation of, a Change of Control. Severance benefits payable to Dr. Lehman and Mr. Morris include a lump-sum payment equal to six months' salary and continuation of certain medical benefits for the six-month period following termination. Dr. Lehman and Mr. Morris will receive an additional six months of vesting on their stock options, and the exercise term of such options will extend to 12 months from the earlier of the termination date or the expiration of any relevant lock-up agreements.

     Pursuant to an agreement between the Company and Mr. Morris, dated June 30, 1995, in the event that Mr. Morris's employment with the Company is involuntarily terminated, he is entitled to continue to receive his then current salary for a period of six months after the termination date.

     The Company also has entered into letter agreements with Dr. Lehman and Mr. Morris, providing each with a bonus payment of 25% of their annual salary upon the achievement of certain objectives.

STOCK PLANS AND RELATED EMPLOYEE BENEFIT PLANS

  1993 Stock Plan


     The Company's 1993 Stock Plan, as amended (the "1993 Plan"), was adopted by the Board of Directors and approved by the Company's stockholders in March 1993. The 1993 Plan has been amended to increase the number of shares of Common Stock reserved for issuance under the 1993 Plan to a total of 1,041,603 shares. As of September 30, 1997, 280,182 shares had been issued under the 1993 Plan pursuant to the exercise of stock options or purchase rights, options to purchase a total of 649,484 were outstanding and 111,937 shares remained available for future option or purchase grants.


     The 1993 Plan provides for the grant to employees of the Company (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), for the grant of nonstatutory stock options, to employees and consultants of the Company, and for the direct issuance of shares of Common Stock pursuant to Restricted Stock Purchase Agreements. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and determined for each share as of the date the option to purchase the share was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory stock options.

     The 1993 Plan is administered by the Compensation Committee of the Board of Directors (the "Administrator"). The Administrator determines the terms of options granted under the 1993 Plan, including the number of shares subject to the option, exercise price, term and exercisability. The exercise price of all incentive stock options granted under the 1993 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options must equal at least 85% of the fair market value of the Common Stock on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of the Company's outstanding capital stock (a "10% Stockholder") must equal at least 110% of the fair market value of the Common Stock on the date of grant. Payment of the exercise price may be made in cash, promissory notes or other consideration determined by the Administrator. The term of a stock option may not exceed 10 years (five years if issued to a 10% Stockholder). No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Options granted to each employee under the 1993 Plan generally become exercisable for 12.5% of the total number of shares subject to the options after the six-month period from the date of grant, and approximately 2% each month thereafter. Similarly, stock purchase rights granted to employees typically are subject to the Company's right to repurchase the shares at the purchase price in the event that the employee's relationship with the Company terminates, which repurchase right typically lapses in accordance with the vesting schedule set forth in the preceding sentence.

     In the event of certain changes in control of the Company, the 1993 Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation. The Administrator has the authority to amend or terminate the 1993 Plan as long as such action does not adversely affect any outstanding option and provided that shareholder approval shall be required for an amendment to increase the number of shares subject to the 1993 Plan, or any change in the designation of the class of persons eligible to be granted options, or a material increase in benefits accruing to participants under the 1993 Plan if the Company is registered under Section 12 of the Exchange Act. If not terminated earlier, the 1993 Plan will terminate in March 2003.


     The Company has reserved 1,007 shares of its Common Stock for issuance upon the exercise of a stock option outstanding under a prior stock option plan, which plan has since been terminated other than with respect to this outstanding option.


  1997 Equity Incentive Plan

     The Company's 1997 Equity Incentive Plan (the "Incentive Plan") was adopted by the Board in October 1997. Currently, there is an aggregate of 1,000,000 shares of Common Stock authorized for issuance under the Incentive Plan.


     The Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock purchase awards and stock bonuses under the Code, to employees (including officers and employee-directors) and nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees (including officers and employee-directors), directors and consultants of the Company. The Incentive Plan is administered by the Compensation Committee of the Board of Directors which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.



     The exercise price of options granted under the Incentive Plan is determined by the Compensation Committee of the Board of Directors, provided that the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the Common Stock on the date of the option grant, and the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant. Options granted under the Incentive Plan vest at the rate specified in the option agreement. Generally, no stock option may be transferred by the optionee other than by will or the laws of descent or distribution, except a nonstatutory stock may also be transferred pursuant to a domestic relations order. In all events, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose relationship with the Company or any affiliate ceases for any reason (other than by death or permanent and total disability) may generally exercise vested options in the three-month period following such cessation. In the case of death or total and permanent disability, vested options may be exercised for 18 or 12 months, respectively, after an optionee's relationship with the Company and related entities ceases. Notwithstanding the foregoing, an optionee's option agreement may provide for longer or shorter post-termination exercise periods as determined by the Compensation Committee of the Board of Directors. In no event, however, may an option be exercised after 10 years following the date of its grant.


     No incentive stock option may be granted to any person who at the time of the grant is a 10% Stockholder unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under the Incentive Plan and all other stock plans of the Company and its affiliates) may not exceed $100,000.

     When the Company becomes subject to Section 162(m) of the Code (which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000), no person may be granted options under the Incentive Plan covering more than 300,000 shares of Common Stock in any calendar year.

     Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the Incentive Plan. The Compensation Committee of the Board of Directors has the authority to reprice outstanding options and to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the limitation set forth above.

     Restricted stock purchase awards granted under the Incentive Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Compensation Committee of the Board of Directors. Restricted stock purchases must be at a price equal to at least 85% of the stock's fair market value on the award date, but stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock purchase agreement may not be transferred other than by will, the laws of descent and distribution or a domestic relations order during such period as the stock awarded pursuant to such an agreement remains subject to the agreement.


     Upon certain changes in control of the Company, all outstanding awards under the Incentive Plan may either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute such awards, then, with respect to persons then performing services for the Company, the exercise period for such awards will be accelerated and the awards terminated if not exercised prior to the change in control. Awards held by other persons will be terminated if not exercised prior to such event, subject to a limited number of exceptions. If the surviving entity assumes or substitutes such awards, and if a person's service as an employee, director or consultant is terminated within 13 months following the date of the change in control, the full vesting of any award held by such person shall accelerate and such award will become exercisable for up to 12 months after the date of full vesting. An award under the Incentive Plan that has been assumed or substituted by the surviving entity and is held by a person still providing services to the Company 13 months after the change in control will become fully vested on such date, and such award will become exercisable for up to 12 months following the date of full vesting.


  1997 Non-Employee Directors' Stock Option Plan

     In October 1997, the Board adopted the 1997 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company. The Directors' Plan is administered by the Board, unless the Board delegates administration to a committee.

     The aggregate number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 150,000. Pursuant to the terms of the Directors' Plan, each person serving as a director of the Company who is not an employee of the Company (a "Non-Employee Director") shall upon the date such person first becomes a Non-Employee Director after the date that the Directors' Plan is adopted automatically be granted an option to purchase 10,000 shares of Common Stock. In addition, on the date immediately following the date of each stockholders meeting, each Non-Employee Director who has been in office for 6 months will automatically be granted an option to purchase 2,500 shares of Common Stock.


     Each initial grant of options under the Directors' Plan will vest in four equal, annual installments commencing one year from the date of the grant of the option. Each subsequent annual grant shall become exercisable one year from the date of grant. The exercise price of the options granted under the Directors' Plan will be equal to the fair market value of the Common Stock granted on the date of grant. No option granted under the Directors' Plan may be exercised after the expiration of 10 years from the date it was granted. Options granted under the Directors' Plan are generally non-transferable. The Directors' Plan will terminate in 2007 unless sooner terminated by the Board.


     In the event of certain changes of control, options outstanding under the Directors' Plan will automatically become fully vested and will terminate if not exercised prior to such change of control.

  Employee Stock Purchase Plan

     In October 1997, the Board of Directors approved the Employee Stock Purchase Plan (the "Purchase Plan") with an aggregate of 750,000 shares of Common Stock reserved for issuance under such plan. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of
Section 423 of the Code. Under the Purchase Plan, the Board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no longer than 27 months.

     Generally, employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board of Directors. Employees who participate in an offering can have up to 15% of their earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board, to the purchase of shares of Common Stock. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the relevant purchase date. Subject to the terms of an offering, employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

     In the event of certain changes of control, the Board of Directors has discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan will terminate at the Board's direction.

  401(k) Plan


     In 1992, the Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") under which eligible employees may elect to defer their current compensation up to certain statutorily prescribed annual limits ($9,500 in 1997) and to contribute such amounts to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of all participants in the 401(k) Plan. Effective January 1, 1997 the Company has agreed to match 10% of each participant's contribution. Each employee's matching contribution vests at a rate of 25% per year. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the 401(k) Plan employee salary deferrals in selected investment options.

                              CERTAIN TRANSACTIONS


     In January 1994, the Company purchased the assets of Hyline Laboratories, Inc. ("Hyline") in exchange for $800,000 in cash, notes due and payable on January 5, 1995, January 5, 1996, January 5, 1997, and January 5, 1998 in the principal amounts of $1,121,000, $916,000, $910,000 and $909,000, respectively, and a warrant to purchase 330,744 shares of Common Stock at an original exercise price of $11.91 per share (the "Hyline Warrant"). Hyline is a beneficial owner of more than 5% of the outstanding Common Stock. Each such note accrued interest at 3.98% per annum, except that the note due and payable on January 5, 1998 accrues interest at 5.32% per annum. The Company paid in full the principal amounts of the notes due and payable in 1995, 1996 and 1997 and paid interest on the notes due and payable in 1995, 1996 and 1997 in the amounts of $44,616, $72,914 and $108,654, respectively. In connection with the asset purchase, the Company entered into a non-competition agreement with Michael Ashkin, the President and sole stockholder of Hyline, in exchange for $386,000, of which $82,000 was due and paid on January 5, 1995, $91,000 was due and paid on January 5, 1996, $101,000 was due and paid on January 5, 1997 and $112,000 is due and payable on January 5, 1998. In addition, the Company entered into a consulting agreement with Mr. Ashkin. The agreement provides for guaranteed payments of $50,000 per quarter from January 1995 through December 1999. Mr. Ashkin is not required to perform, and to date has not performed, any services for the Company under this agreement. The Hyline Warrant contains certain antidilution adjustment provisions and as a result of various transactions since January 1994, the current exercise price is $9.85. As provided in the Hyline Warrant, Hyline is required to exercise the Hyline Warrant prior to the closing of the Offering. Hyline may elect to exercise this warrant through a cashless exercise feature, for cash, for shares of Common Stock or a combination thereof. If Hyline fails to exercise the Hyline Warrant, it will terminate upon the closing of the Offering.



     In April 1994, the Company sold an aggregate of 4,000,000 shares (after giving effect to a three-for-four stock split of the Company's outstanding Series E Preferred Stock effected in November 1995) of Series E Preferred Stock at a price of $2.25 per share ($8.93 per share of Common Stock on an as-converted basis) in a private placement to certain institutional investors, including 444,445 shares to entities affiliated with Kleiner Perkins Caufield & Byers V ("KPCB V"), 666,666 shares to CW Ventures II L.P. ("CW"), 444,445 shares to Domain Partners II, L.P. ("Domain"), 444,445 shares to Sierra Ventures III ("Sierra"), 888,889 shares to Biotechnology Investments Limited ("BIL") and 666,666 shares to entities affiliated with Oxford Bioscience Partners ("Oxford"). Dr. Alexander E. Barkas, a director of the Company, was a partner with KPCB until June 1997. KPCB is an affiliate of KPCB V, a beneficial owner of more than 5% of the outstanding Common Stock. Charles Hartman, a former director of the Company, is a partner with CW Group, the general partner of CW, which is a beneficial owner of more than 5% of the outstanding Common Stock. Dr. Jesse Treu, a director of the Company, is a general partner of Domain, a beneficial owner of more than 5% of the outstanding Common Stock. Dr. Petri Vainio, a former director of the Company, is a partner of Sierra, a beneficial owner of more than 5% of the outstanding Common Stock. BIL and Oxford each are beneficial owners of more than 5% of the outstanding Common Stock.



     In July and September 1995, the Company issued to certain investors and a financial institution convertible promissory notes in an aggregate principal amount of $4,394,680 bearing interest at a rate of 7% per annum, to provide temporary working capital for the Company. Included in the total principal amount of notes issued were $733,555 principal amount of notes issued to KPCB V, $632,375 principal amount of notes issued to CW, $581,875 principal amount of notes issued to each of Domain and Sierra, and $500,000 principal amount of notes issued to each of BIL and Oxford. In September 1995, the Company repaid $765,000 principal amount of these notes to the financial institution. In November 1995, the remaining outstanding notes were converted into an aggregate of 1,647,814 shares of Series E Preferred Stock at a rate of one share per $2.25 of principal and interest due and payable (including 332,250 shares to KPCB V, 286,843 shares to CW, 264,180 to each of Domain and Sierra and 227,437 to each of BIL and Oxford.)


     In February 1996, the Company issued to certain investors convertible promissory notes in an aggregate principal amount of $1,892,500 bearing interest at a rate of 7% per annum to provide temporary working capital for the Company. Included in the total amount of notes issued were $434,000 principal amount of notes issued to KPCB V, $395,000 principal amount of notes issued to CW, $346,500 principal amount of notes issued to Domain, $240,000 principal amount of notes issued to Sierra, $265,000 principal amount of notes issued to BIL and $212,000 principal amount of notes issued to Oxford. In May 1996, such notes were converted into an aggregate of 860,844 shares of Series E Preferred Stock at a rate of one share per $2.25 of principal and interest due and payable (including 197,415 shares to KPCB V, 179,675 shares to CW, 157,613 shares to Domain, 109,169 shares to Sierra, 120,541 shares to BIL and 96,431 shares to Oxford).

     In May 1996, in connection with the Abbott Agreements, Abbott purchased an aggregate of 1,555,556 shares of Series E Preferred Stock at a per share price of $2.25. Abbott also agreed to purchase an additional $4.0 million of Common Stock in a private placement. Abbott has expressed its intention to fulfill this obligation by purchasing $4.0 million of Common Stock in the Offering at the initial public offering price. See "Business -- Collaborative and Research Agreements." Abbott is a beneficial owner of more than 5% of the outstanding Common Stock.

     Concurrently with the closing of the Offering, each outstanding share of Series E Preferred Stock will be converted into .2519 of a share of Common Stock. See "Description of Capital Stock -- Preferred Stock."


     In connection with the Series F Private Placement in August 1996, the Company entered into a Placement Agency Agreement (the "Placement Agency Agreement") with Paramount Capital, Inc. ("Paramount"). Pursuant to the Placement Agency Agreement, the Company paid Paramount commissions and non-accountable expense allowances of $681,586. The Company also granted to Paramount Placement Agent Unit Options to purchase 228,266 Units, each now consisting of two shares of Series F Preferred Stock and one Class A Warrant. The Placement Agent Unit Options may be exercised for an aggregate of approximately $283,000 and expire on December 23, 2007. The Class A Warrants included in the Units expire on June 22, 2003. Pursuant to the Placement Agency Agreement, Paramount is entitled to propose one person for nomination as a voting director of the Company until 2001. The Company is required to vote all voting securities for which the Company holds proxies granting it voting discretion, or which the Company is otherwise entitled to vote, in favor of, and to use its best efforts to cause the election of such individual. At the Placement Agent's option, in lieu of proposing a voting director for nomination, it may designate a nonvoting observer who shall be entitled to attend all meetings of the Board of Directors and any of its committees. Paramount has currently elected to designate an observer in lieu of a voting director.


     In February 1997 and June 1997, the Company sold an aggregate of 2,282,663 Units in the Series F Private Placement at a purchase price of $2.25 per Unit. In the Series F Private Placement, The Aries Trust purchased 573,334 units, Aries Domestic Fund, L.P. (the "Aries Fund") purchased 315,555 Units, CW purchased 44,445 Units, KPCB V purchased 88,889 Units and Oxford purchased 88,889 Units. The Aries Trust and related entities constitute a beneficial owner of more than 5% of the outstanding Common Stock.

     In connection with the Series F Private Placement, the Company also entered into a Financial Advisory Agreement with Paramount in June 1997 (the "Financial Advisory Agreement"), pursuant to which Paramount receives $4,000 per month for a minimum of 24 months to provide financial advisory services to the Company. Under the Financial Advisory Agreement, Paramount may receive additional compensation for certain referral services including the introduction of parties by Paramount to the Company in which the Company completes the sale of securities, sale, merger or acquisition of the Company, strategic alliance or product acquisition with such parties as provided for in the Financial Advisory Agreement. In addition, Paramount received 342,399 Placement Agent Unit Options. The Placement Agent Unit Options may be exercised for an aggregate of $424,500 and expire on December 23, 2007. The Class A Warrants included in the Placement Agent Unit Options expire on June 22, 2003.

     The Placement Agent Unit Options granted to Paramount were distributed by Paramount in September 1997. As a result of this distribution, Dr. Lindsay Rosenwald, a former director of the Company, holds 353,947 Placement Agent Unit Options, the Aries Fund holds 31,556 Placement Agent Unit Options and The Aries Trust holds 57,333 Placement Agent Unit Options.

     Dr. Rosenwald is the President, Chairman of the Board of Directors and the sole stockholder of both Paramount Capital Asset Management Inc., the general partner of the Aries Fund and the investment manager to The Aries Trust, and Paramount. Dr. Rosenwald was appointed by Paramount to the Board of

Directors pursuant to the rights, described above, but subsequently resigned in September 1997. An employee of Paramount currently serves as an observer on the Board of Directors of the Company.


     Concurrently with the closing of the Offering, each outstanding share of Series F Preferred Stock will be converted into 0.5038 of a share of Common Stock (assuming an initial public offering price of $11.00 per share). See "Description of Capital Stock -- Preferred Stock."

     In March 1997, the Company issued to Paramount warrants to purchase 6,297 shares of Common Stock at $8.93 per share. Paramount subsequently distributed such warrant.


     In May 1993, the Company entered into an employment agreement with Charles
J. Casamento, President, Chief Executive Officer and Chairman of the Board of Directors of the Company. The agreement provides for an annual base salary of $200,000, subject to annual review. Effective May 1, 1996 and retroactive to January 1, 1996, Mr. Casamento's annual base salary was increased to $275,000. In addition, the Board of Directors approved a bonus of up to $150,000 to be paid to Mr. Casamento in the event of a Merger (as defined in the employment agreement) or an initial public offering of the Company's Common Stock, and up to an additional $150,000 for the achievement of specific goals ($50,000 per goal) in 1996, of which $50,000 was paid in connection with the execution of the Abbott Agreements. On the first day of employment and on the first and second anniversary of employment, the Company loaned Mr. Casamento $40,000 (for a total of $120,000) in the form of three-year notes with interest rates of 3.62%, 5.63% and 5.97% per annum, respectively. These loans were made in connection with cost-of-living adjustments and may be forgiven, at the election of the Board of Directors, for so long as Mr. Casamento remains employed by the Company. The loans due in June of 1996 and 1997 have been forgiven. In addition, in October 1993, the Company provided Mr. Casamento with a bridge loan in the aggregate of $250,000, which loan subsequently was repaid by Mr. Casamento in October 1994. In July 1993, Mr. Casamento purchased an aggregate of 37,785 shares of Common Stock. In March 1994, August 1996 and March 1997 Mr. Casamento purchased an aggregate of 108,644 shares of Common Stock pursuant to purchase rights issued under the 1993 Stock Plan. In payment for such Common Stock, Mr. Casamento issued promissory notes to the Company in the aggregate principal amount of $108,293. Such Notes accrue interest at 5.47%, 5.29%, 6.73% and 6.32% per annum, respectively. As of September 30, 1997, $95,893 of the aggregate principal amount of such notes remained outstanding plus an aggregate of $11,729 of accrued interest.


     In July 1995, the Company entered into a Change of Control agreement with Mr. Casamento that provides for certain severance benefits in the event his employment is involuntarily terminated other than for cause at any time within 12 months after, or in contemplation of, a Change of Control (defined as a reorganization in which the current shareholders hold less than a 50% ownership interest in the surviving entity consummated without the approval of the Board of Directors, a sale of all or substantially all of the Company's assets, a liquidation of the Company or a transaction in which more than half of the Company's Board of Directors is replaced). Severance benefits include a lump sum payment equal to 12 months' salary and the continued payment of medical benefits during the 12 months following termination. In addition, all loans issued by the Company to Mr. Casamento shall automatically be forgiven upon a Change of Control. The Change of Control agreement also provides that all options held by Mr. Casamento will immediately vest, and the exercise period of such options will be extended to a date one year from the earlier of the termination date or the date upon which any lock-up agreements expire.

     In July 1995, the Company also entered into Change of Control agreements with Dr. Lehman and Mr. Morris that provide for certain severance benefits in the event their employment is terminated, other than for cause, at any time within 12 months after, or in contemplation of, a Change of Control. Severance benefits payable to Dr. Lehman and Mr. Morris include a lump sum payment equal to six months' salary and continuation of certain medical benefits for the six month period following termination. Dr. Lehman and Mr. Morris will receive additional vesting six months on their stock options, and the exercise term of such options will extend to 12 months from the earlier of the termination date or the expiration of any lock-up agreements.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of September 30, 1997, as adjusted to reflect the sale of 2,300,000 shares of Common Stock in the Offering, by (i) each person who is known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers and (iv) all directors and executive officers as a group.

                                                                                PERCENTAGE OF SHARES
                                                             NUMBER OF           BENEFICIALLY OWNED
                                                               SHARES          -----------------------
                                                            BENEFICIALLY       PRIOR TO        AFTER
                     BENEFICIAL OWNER                         OWNED(1)         OFFERING       OFFERING
----------------------------------------------------------  ------------       --------       --------
Dr. Lindsay Rosenwald(2)..................................     1,229,481         17.26%         16.11%
  787 Seventh Avenue
  New York, NY 10019
Entities affiliated with the Aries Trust(3)...............       783,684         12.07%         10.90%
  787 Seventh Avenue
  New York, NY 10019
Kleiner Perkins Caufield & Byers V,.......................       578,308         13.90%          8.41%
  a California Limited Partnership(4)
  2750 Sand Hill Road
  Menlo Park, CA 94025
CW Ventures II, L.P.......................................       499,114         12.24%          7.27%
  1041 Third Avenue
  New York, NY 10021
Domain Partners II, L.P...................................       407,938         10.26%          5.95%
  One Palmer Square
  Princeton, NJ 08542
Sierra Ventures III.......................................       395,073          9.94%          5.77%
  a California Limited Partnership(5)
  3000 Sand Hill Road
  Building A, Suite 210
  Menlo Park, CA 94025
Abbott Laboratories.......................................       391,844          9.85%         11.03%(6)
  100 Abbott Park Road
  Abbott Park, IL 60064
Hyline Laboratories, Inc.(7)..............................       330,744          7.68%          4.61%
  100 Banks Avenue
  Rockville Center, NY 11570
Oxford Bioscience Partners L.P.(8)........................       316,685          7.36%          4.61%
  650 Town Center Drive, Suite 810
  Costa Mesa, CA 92626
Biotechnology Investment Limited(9).......................       311,566          7.84%          4.55%
  St. Julian's Court
  St. Peter Port
  Guernsey, Channel Islands
Dr. Alexander E. Barkas(10)...............................         8,564          *              *
Digby Barrios(11).........................................        10,705          *              *
Charles J. Casamento(12)..................................       235,895          5.81%          3.40%
Laura Lehman(13)..........................................        43,538          1.09%          *
Timothy E. Morris(14).....................................        42,560          1.07%          *
Jon S. Saxe...............................................        10,705          *              *
Dr. Jesse I. Treu(15).....................................       410,457         10.32%          5.99%
All executive officers and directors
  as a group (7 persons)(16)..............................       762,424         18.48%         10.89%

---------------

  * Less than one percent

 (1) Calculated in accordance with Rule 13d-3 promulgated under the Exchange Act based on 6,851,080 shares of capital stock outstanding on an as-converted basis as of September 30, 1997.


 (2) Includes 288,845 shares held by The Aries Trust and 158,976 shares by the Aries Fund. Also includes 216,632 shares issuable upon exercise of outstanding Class A Warrants and Placement Agent Unit Options held by The Aries Trust and 119,231 shares issuable upon exercise of Class A Warrants and Placement Agent Unit Options held by the Aries Fund. Dr. Rosenwald is the general partner of the Aries Fund and the investment manager to The Aries Trust. Dr. Rosenwald disclaims beneficial ownership of the securities held by the Aries Fund and The Aries Trust, except to the extent of his pecuniary interest therein, if any.


 (3) Includes 288,845 shares held by The Aries Trust and 216,632 shares issuable upon the exercise of Class A Warrants and Placement Agent Unit Options held by The Aries Trust, 158,976 shares held by the Aries Fund and 119,231 shares issuable upon the exercise of Class A Warrants and Placement Agent Unit Options held by the Aries Fund.

 (4) Includes 2,080 shares held by KPCB Zaibatsu Fund I ("KPCB Zaibatsu"), an entity affiliated with KPCB V.

 (5) Includes 7,900 shares held by Sierra Ventures III International, an entity affiliated with Sierra.

 (6) Shares beneficially owned after the Offering include 363,636 shares to be purchased by Abbott in the Offering at the initial public offering price (assuming an initial public offering price of $11.00 per share).

 (7) Consists of shares of Common Stock issuable upon exercise of an outstanding warrants.

 (8) Includes 58,858 shares held by Oxford Bioscience Partners (Adjunct) L.P. ("OBP Adjunct") and 51,123 shares held by Oxford Bioscience Partners (Bermuda) ("OBP Bermuda"), entities affiliated with Oxford Bioscience Partners L.P. ("OBP L.P."). Also includes Common Stock issuable upon exercise of outstanding Class A Warrants, in the following amounts, 4,478 held by OBP Adjunct, 3,890 held by OBP Bermuda and 14,022 held by OBP L.P.


 (9) Includes 87,655 shares held by Old Court Limited, an entity affiliated with BIL.


(10) Consists of options to purchase 8,564 shares exercisable within 60 days of September 30, 1997.

(11) Consists of options to purchase 10,705 shares exercisable within 60 days of September 30, 1997.

(12) Includes 25,690 shares held by various family members of Mr. Casamento that Mr. Casamento may be deemed to beneficially own; 55,111 shares subject to repurchase as of September 30, 1997; and options or stock purchase rights for the purchase of 84,433 shares exercisable within 60 days of September 30, 1997.

(13) Includes options to purchase 29,684 shares exercisable within 60 days of September 30, 1997 and 10,810 shares subject to repurchase as of September 30, 1997.

(14) Includes 19,207 shares subject to repurchase as of September 30, 1997 and options to purchase 16,111 shares exercisable within 60 days of September 30, 1997.

(15) Consists of 407,938 shares held by Domain. Dr. Treu is a general partner of One Palmer Square Associates II, L.P. which is the general partner of Domain. Dr. Treu shares voting and investment power with respect to such shares and may be deemed the beneficial owner of such shares but disclaims such beneficial ownership except to the extent of his proportionate interest therein. Also includes options to purchase 2,519 shares exercisable within 60 days of September 30, 1997. Excludes 223,911 shares held by BIL. Domain Associates, of which Dr. Treu is a general partner, is the United States venture capital advisor to BIL pursuant to a contractual agreement. Domain Associates has no voting or investment power over BIL and Dr. Treu disclaims beneficial ownership of the BIL shares.

(16) See footnote (4) and footnotes (10) - (15).

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Amended and Restated Articles of Incorporation authorize 68,932,344 shares of capital stock, consisting of 50,000,000 shares of Common Stock and 18,932,344 shares of Preferred Stock. In connection with the Offering and the reincorporation of the Company in Delaware, the Company will adopt a Certificate of Incorporation (the "Restated Certificate of Incorporation"), which will authorize the issuance of 35,000,000 shares of capital stock, consisting of 30,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share. Set forth below is a description of the capital stock of the Company.

COMMON STOCK


     As of September 30, 1997, there were 4,551,080 shares of Common Stock issued and outstanding held of record by 62 stockholders, assuming conversion of all outstanding shares of Preferred Stock. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and are not entitled to cumulative voting rights with respect to the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to preferences that may be applicable to any outstanding Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all net assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption, conversion or other subscription rights, and there are no sinking fund provisions applicable to the Common Stock. All currently outstanding shares of Common Stock are, and the shares of Common Stock being issued and sold in the Offering will be, duly authorized, validly, issued, fully paid and nonassessable.


PREFERRED STOCK


     No shares of Preferred Stock will be outstanding after the Offering. At September 30, 1997, the Company had outstanding an aggregate of 12,094,932 shares of Series A, Series B, Series C, Series D and Series E Preferred Stock. Each share of such outstanding Preferred Stock will convert automatically into
0.2519 of a share of Common Stock concurrently with the closing of the Offering, for a total of 3,046,694 shares of Common Stock. Holders of Series A through Series E Preferred Stock have been granted certain registration rights. See
"-- Registration Rights."



     At September 30, 1997, the Company had outstanding 2,282,663 shares of Series F Preferred Stock. Assuming an initial public offering price per share of $8.93 or greater, each share of Series F Preferred Stock will convert automatically into 0.5038 of a share of Common Stock concurrently with the closing of the Offering, for a total of 1,149,988 shares of Common Stock. If the Offering price is less than $8.93 per share, the conversion ratio of the Series F Preferred Stock will be adjusted, resulting in additional shares of Common Stock being issued to the holders of the Series F Preferred Stock.



     If the initial public offering price per share is below $8.93, the aggregate number of shares of Common Stock into which the Series F Preferred Stock is convertible (the "Aggregate Shares") equals:


                                    4.5 X F
                                       P

     where:


         =   the number of shares of Series F Preferred Stock outstanding plus the
     F       number of shares of Series F Preferred Stock issuable upon exercise of the Placement Agent Unit Options
         =   the initial public offering price per share of Common Stock
     P



     For example, assuming an initial public offering price of $8.00 per share, an additional 455,009 shares of Common Stock would be issuable upon conversion of the Series F Preferred Stock.

     Thus, where:


      F  =   2,282,663 + 570,665 = 2,853,328

      P  =   $8.00

    Aggregate Shares         =        4.5 X (2,853,328)
                                            $8.00
                             =               12,839,976
                                             $8.00
                             =    1,604,997
    Additional shares of
      Common Stock issued    =    1,604,997 - 1,149,988
                             =    455,009


     Any adjustment made to the conversion ratio of the Series F Preferred Stock would increase the number of shares used in calculations of, among other things, dilution to new investors, shares held by certain principal stockholders, shares subject to registration rights and shares eligible for future sale. See "Dilution," "Principal Stockholders," "-- Registration Rights," and "Shares Eligible for Future Sale."

     Following completion of the Offering and the conversion of all the outstanding shares of Preferred Stock, the Board of Directors will have the authority to issue from time to time up to 5,000,000 shares of Preferred Stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock could adversely affect the rights of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS


     At September 30, 1997, there were warrants outstanding to purchase (i) an aggregate of 3,778 shares of Common Stock at an exercise price of $5.95 per share, (ii) an aggregate of 13,312 shares of Common Stock at exercise of $7.94 per share, (iii) an aggregate of 609,827 shares of Common Stock at an exercise price of $8.93 per share, (iv) an aggregate of 330,744 shares of Common Stock at an exercise price of $9.85 and (v) an aggregate of 5,877 shares of Common Stock at an exercise price of $10.21 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations, reclassification, consolidations and certain dilutive sales of the securities for which the warrant is exercisable below the then existing exercise price. Each warrant may be exercised, without the payment of cash, for an adjusted number of shares of Common Stock. The warrants to purchase an aggregate of 330,744 shares of Common Stock will expire upon the closing of the Offering. The remaining warrants have terms expiring from September 1998 to June 2002. The Company is also obligated to issue a warrant to purchase 62,975 shares of Common Stock at an exercise price of $8.93 per share expiring six years from its date of issuance. The Company will issue this warrant to its landlord in connection with the relocation to its new facility which is expected in November 1997. Warrant holders have been granted certain registration rights. See "-- Registration Rights."


PLACEMENT AGENT UNIT OPTIONS


     At September 30, 1997, 570,665 Placement Agent Unit Options were outstanding, at an exercise price of $1.24 per unit. Each Placement Agent Unit Option entitles the holder thereof to purchase a Unit consisting of two shares of Series F Preferred Stock and one Class A Warrant. Each Class A Warrant entitles the holder to purchase 0.2519 of a share of Common Stock at an exercise price equal to the lesser of the initial public offering price and $8.93 per share, and expires on June 22, 2003. The Placement Agent Unit Options expire on December 23, 2007. Following the Offering, assuming an initial public offering price at or above $8.93 per share, each Placement Agent Unit Option will be exercisable for 0.5038 of a share of Common Stock and a Class A Warrant. The number of shares of Common Stock to be issued upon exercise of the Placement Agent

\Unit Options, and the exercise price thereof, will depend upon the initial public offering price. See "-- Preferred Stock" and "Certain Transactions."


     If the initial public offering price is below $8.93 per share, the number of shares of Common Stock issuable upon exercise of the Placement Agent Unit Options will increase as a result of the increase in the Series F Preferred Stock conversion ratio (the "Conversion Ratio"). The Conversion Ratio will be equal to the quotient obtained by dividing (i) the Aggregate Shares by (ii) the number of shares of Series F Preferred Stock outstanding on the date of the closing of the Offering plus the number of shares of Series F Preferred Stock issuable upon exercise of the Placement Agent Unit Options before giving effect to any adjustments.


     For example, if the initial public offering price per share is $8.00, the number of shares issuable upon the exercise of the Placement Agent Unit Options would be determined by first calculating the Conversion Ratio in accordance with the formula set forth above:


1,604,997    =     .5625
----------
2,853,328


Consequently, the aggregate number of shares of Common Stock issuable upon exercise of the Placement Agent Unit Options would be calculated as follows:



                         570,665 X 2 X .5626 = 641,998


This would result in the issuance of 67,002 additional shares of Common Stock.

REPRESENTATIVES' WARRANTS


     The Company has agreed to issue to the Representatives warrants to purchase an aggregate of 230,000 shares of Common Stock, exercisable at any time following the first anniversary of the date of this Prospectus, each warrant having an exercise price equal to 125% of the initial public offering price of the Common Stock and expiring five years from the date of this Prospectus (the "Representatives' Warrants"). The Company has granted the holders of the Representatives' Warrants certain demand and piggy-back registration rights with respect to the shares of Common Stock issuable upon the exercise of such warrants. See "-- Registration Rights" and "Underwriting."


REGISTRATION RIGHTS

     The holders of 3,046,694 shares of Common Stock issuable upon conversion of outstanding preferred stock (except Series F Preferred Stock) and the holders of warrants exercisable for up to 57,811 shares of Common Stock (collectively, the "Registrable Securities") will be entitled to certain rights with respect to the registration of such shares of Common Stock under the Securities Act. Under the terms of an agreement between the Company and such holders, if the Company proposes to register any of its Common Stock either for its own account or for the account of other stockholders, subject to certain exceptions, under the Securities Act, the holders of Registrable Securities are entitled to notice of the registration and are entitled to include, at the Company's expense, shares of such Common Stock therein. The holders of Registrable Securities have waived their registration rights with respect to the Offering. In addition, holders of at least 25% of the then-outstanding Registrable Securities may, on two occasions, require the Company to file a registration statement under the Securities Act at the Company's expense, registering the Registrable Securities for public resale. Such rights may not be exercised until 90 days after the effective date of the Offering. Further, holders of sufficient shares with registration rights may require the Company to register their shares on Form S-3 at such holders' expense when such form becomes available to the Company, subject to certain conditions and limitations. Such registration rights expire in December 2004.

     In addition, the holders of an aggregate of 1,149,988 shares of Common Stock issuable upon conversion of the outstanding Series F Preferred Stock concurrently with the closing of the Offering, the holders of Class A Warrants issued in connection with the Series F Private Placement to purchase an aggregate of 905,727 shares of Common Stock and holders of the Placement Agent Unit Options (collectively, the "Series F Holders") are entitled to require the Company to file a shelf registration statement at the Company's expense pursuant to the Securities Act within 270 days after the closing of the Offering covering shares of Common Stock then held by the holders of Series F Preferred Stock. The number of shares of

Common Stock to be issued upon conversion of the Series F Preferred Stock and the exercise of the Placement Agent Unit Options will depend upon the initial public offering price. See "-- Preferred Stock" and "-- Placement Agent Unit Options."


     The Company will grant to the holders of the Representatives' Warrants certain demand and piggy-back registration rights with respect to the shares of Common Stock issuable upon the exercise of such warrants.


DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     Upon the completion of the Company's reincorporation in Delaware, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     The Restated Certificate of Incorporation provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." In addition, the Restated Certificate of Incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the corporation entitled to vote. Under the Restated Certificate of Incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.


     The Restated Certification of Incorporation also provides that after the closing of the Offering, any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Restated Certificate of Incorporation further provides that special meetings of the stockholders may only be called by the Chairman of the Board of Directors, the Chief Executive Officer, the Board of Directors or by any person or persons holding at least 10% of the outstanding capital stock. Under the Company's Amended and Restated By-Laws (the "By-Laws"), in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.


     The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Restated Certificate of Incorporation and the By-Laws require the affirmative vote of the holders of at least 66 2/3 percent of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

     The Restated Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of

Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent for the Common Stock of the Company is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding an aggregate of 6,851,080 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option; an aggregate of 650,491 shares of Common Stock reserved for issuance under the Company's stock plans upon exercise of options outstanding as of September 30, 1997; 451,530 shares of Common Stock reserved for issuance upon the exercise of warrants outstanding as of September 30, 1997; 574,983 shares of Common Stock reserved for issuance upon exercise of the Class A Warrants; 574,996 shares of Common Stock reserved for issuance upon exercise of the Placement Agent Unit Options; 143,746 shares of Common Stock reserved for issuance upon the exercise of the Placement Agent Class A Warrants; and 230,000 shares of Common Stock reserved for issuance upon exercise of the Representatives' Warrants. The 2,300,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act except for any shares held by an "affiliate" of the Company as that term is defined in Rule 144. The remaining 4,551,080 shares of Common Stock held by existing stockholders will be Restricted Shares under the Securities Act and may be sold in the public market only if registered or if they qualify for an exemption from Registration under Rules 144 or 701 promulgated under the Securities Act.



     All directors and executive officers and certain other stockholders of the Company, holding in the aggregate substantially all of the shares of Common Stock outstanding prior to the Offering, have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus (the "Lockup Period") without the prior written consent of the Representatives. See "Underwriting." Upon expiration of the Lockup Period, approximately 453,691 Restricted Shares held by non-affiliates will be eligible for sale in the public market without restriction pursuant to Rule 144(k) and approximately 3,267,031 Restricted Shares held by affiliates and approximately 611,646 Restricted Shares held by non-affiliates will be so eligible subject to compliance with the volume limitations of Rule 144 described below. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.


     Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144. If all the requirements of Rule 701 are met, upon expiration of the Lockup Period an aggregate of 298,340 shares of Common Stock issuable upon exercise of currently outstanding options will be eligible for sale pursuant to such rule.


     In general, under Rule 144 as currently in effect, an affiliate of the Company or a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year will be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (68,510) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.


     The Company is unable to estimate accurately the number of Restricted Shares that will be sold under Rule 144 since this will depend in part on the market price for the Common Stock, the personal circumstances of the seller and other factors. See "Description of Capital Stock -- Preferred Stock."


     After the effective date of the Offering, the Company intends to file registration statements on Forms S-8 to register an aggregate of 2,661,421 shares of Common Stock reserved for issuance upon exercise of its plans. Such registration statements will become effective automatically upon filing. Shares issued under the plans after the filing of the registration statements on Form S-8 may be sold in the open market subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lockup agreements and vesting restrictions imposed by the Company.



     The holders of substantially all of the Restricted Shares as well as shares subject to outstanding warrants have been granted certain registration rights under the Securities Act. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters (the "Underwriters") named below, for whom EVEREN Securities, Inc., Gruntal & Co., L.L.C., and Cruttenden Roth Incorporated are acting as the Representatives, have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, the following respective number of shares of Common Stock.

                                                                            NUMBER OF
                                   UNDERWRITERS                              SHARES
        ------------------------------------------------------------------  ---------
        EVEREN Securities, Inc............................................
        Gruntal & Co., L.L.C..............................................
        Cruttenden Roth Incorporated......................................
                                                                              -------
                  Total...................................................  2,300,000
                                                                              =======

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $          per
share. The Underwriters may allow to selected dealers and such dealers may
reallow a concession not in excess of $          per share to certain other
dealers. After the initial public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable at any time during the 45-day period after the date of this Prospectus, to purchase up to an additional 345,000 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth next to such Underwriter's name in the preceding table bears to the total number of shares listed in the table.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in the Offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company has agreed to issue to the Representatives warrants to purchase up to an aggregate of 230,000 shares of Common Stock, exercisable at any time following the first anniversary of the date of this Prospectus, each warrant having an exercise price equal to 125% of the initial public offering price of the Common Stock set forth on the cover page of this Prospectus, and expiring five years from the date of this Prospectus. The Representatives' Warrants contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon the exercise thereof upon the occurrence of certain events, including the issuance of any shares of Common Stock or other securities convertible into or exercisable for shares of Common Stock at a price per share less than the exercise price, or the market price of the Common Stock, or in the event of any stock dividend, stock split, stock combination or similar transaction. Holders of the Representatives' Warrants have been granted certain demand and piggy-back registrations rights under the Securities Act with respect to the securities issuable upon exercise of the Representatives' Warrants. For a period of twelve months from the date of this Prospectus, the Representatives are generally prohibited from selling, transferring, assigning, pledging or hypothecating the Representatives' Warrants or the Common Stock underlying the Representatives' Warrants. Thereafter, the Representatives' Warrants will be transferable subject to compliance with the Securities Act. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible For Future Sale."

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The executive officers, directors and certain employees of the Company and other stockholders, including Abbott, have agreed that they will not, without the prior written consent of EVEREN Securities, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable for or convertible into shares of Common Stock for a period of 180 days from the date of this Prospectus. The Company has also agreed that it will not, without the prior written consent of EVEREN Securities, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock for a period of 180 days after the date of this Prospectus, except for securities issued under its option plan or upon exercise of currently outstanding warrants. See "Shares Eligible for Future Sale."

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the shares of Common Stock included in the Offering will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in determining such price will be the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, its past and present operations and financial performance, the prospects for future earnings of the Company, the present state of the Company's research programs, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in comparable industries, and the current prevailing condition in the securities markets, including current market valuations of publicly traded companies that are comparable to the Company.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 and for the period from inception (May 5, 1989) to December 31, 1996 included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Risk
Factors -- Dependence on Patents and Proprietary Rights" and
"Business -- Patents and Proprietary Rights" relating to United States patent matters have been reviewed and approved by Pennie & Edmonds LLP, New York, New York, patent counsel to the Company, and have been included herein in reliance upon the review and approval by such firm as experts in patent law.

                             ADDITIONAL INFORMATION

     As a result of the Offering, the Company will become subject to the information and reporting requirements of the Exchange Act, and in accordance therewith will file periodic reports, proxy statements and other information with the Commission. The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent public accounting firm and will make available copies of quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

     A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered by the Company hereby has been filed with the Commission, Washington, D.C. 20549. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statements and the exhibits and schedules thereto. A copy of the Registration Statement and exhibits thereto may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part thereof may be obtained from such offices, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Commission. The address of the Commission World Wide Website is http://www.sec.gov.

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                    CONTENTS


                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors...................................    F-2
Financial Statements
Balance Sheets......................................................................    F-3
Statements of Operations............................................................    F-4
Statements of Stockholders' Equity (Deficit)........................................    F-5
Statements of Cash Flows............................................................    F-8
Notes to Financial Statements.......................................................    F-9

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
RiboGene, Inc.

     We have audited the accompanying balance sheets of RiboGene, Inc. (a development stage company) as of December 31, 1995 and 1996, and the related statements of operations, cash flows and stockholders' equity (deficit) for each of the three years in the period ended December 31, 1996 and for the period from inception (May 5, 1989) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiboGene, Inc. (a development stage company) at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 and for the period from inception (May 5, 1989) to December 31, 1996, in conformity with generally accepted accounting principles.

     As more fully described in Note 1 to the financial statements, the Company is in the development stage, has incurred losses from inception to December 31, 1996 of approximately $31.6 million and expects such losses to continue. At December 31, 1996, the Company had a working capital deficit and a net stockholders' deficit of approximately $954,000 and $2.0 million, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Palo Alto, California
February 25, 1997, except as to Note 9,
for which the date is             , 1997

----------------------------------------------------------

     The foregoing report is in the form that will be signed upon the completion of the changes of the capital accounts as described in Note 9 to the financial statements.

                                          /s/ ERNST & YOUNG LLP
Palo Alto, California

November 10, 1997

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS


                                                                                        UNAUDITED
                                                                                        PRO FORMA
                                                   DECEMBER 31,        SEPTEMBER      STOCKHOLDERS'
                                                -------------------       30,           EQUITY AT
                                                  1995       1996        1997       SEPTEMBER 30, 1997
                                                --------   --------   -----------   ------------------
                                                                      (UNAUDITED)        (NOTE 9)
Current assets:
  Cash and cash equivalents...................  $  1,897   $  1,981    $   2,461
  Prepaid expenses and other current assets...       118        184          411
                                                --------   --------     --------
          Total current assets................     2,015      2,165        2,872
Property and equipment, net...................       344        285          260
Other assets..................................        45        207          141
                                                --------   --------     --------
                                                $  2,404   $  2,657    $   3,273
                                                ========   ========     ========
                            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Short-term note payable to bank.............  $  1,500   $     --    $      --
  Accounts payable............................       294        499          216
  Accrued compensation........................       190        263          241
  Accrued interest payable....................       280        294          211
  Deferred revenue -- related party...........        --        556          556
  Other current liabilities...................       361        401          338
  Current portion of capital lease
     obligations..............................       152        106           94
  Current portion of notes payable............     1,000      1,000        1,000
                                                --------   --------     --------
          Total current liabilities...........     3,777      3,119        2,656
Long-term portion of capital lease
  obligations.................................       147        137          134
Long-term portion of notes payable............     2,000      1,000           --
Other noncurrent liabilities..................       509        357          230
Commitments
Stockholders' equity (deficit):
  Preferred stock, no par value; 12,658,491
     shares authorized at December 31, 1995
     and 1996, 18,932,344 shares authorized at
     September 30, 1997 (5,000,000 shares
     authorized, $0.001 par value, pro forma);
     issuable in series; 9,441,884, 12,094,932
     and 14,377,595 convertible preferred
     shares issued and outstanding at December
     31, 1995 and 1996 and at September 30,
     1997, respectively (none pro forma)
     (aggregate liquidation preference of
     $30,206,397 in 1996 and $40,478,381 in
     1997)....................................    23,571     29,449       33,533         $     --
  Common stock, no par value; 25,000,000
     shares authorized at December 31, 1995
     and 1996, 50,000,000 at September 30,
     1997 (30,000,000 shares authorized,
     $0.001 par value, pro forma); 156,197,
     294,224 and 354,398 shares issued and
     outstanding at December 31, 1995 and
     1996, and at September 30, 1997,
     respectively (4,551,080 shares pro
     forma)...................................       175        290          754                5
Additional paid-in capital....................        --         --           --           34,282
Notes receivable from stockholders............       (54)      (111)        (154)            (154)
Deferred Compensation.........................        --         --         (384)            (384)
Deficit accumulated during the development
  stage.......................................   (27,721)   (31,584)     (33,496)         (33,496)
                                                --------   --------     --------         --------
Total stockholders' equity (deficit)..........    (4,029)    (1,956)         253         $    253
                                                                                         ========
                                                --------   --------     --------
                                                $  2,404   $  3,273    $   3,273
                                                ========   ========     ========


                            See accompanying notes.

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                     PERIOD FROM                                PERIOD FROM
                                                                      INCEPTION        NINE MONTHS ENDED         INCEPTION
                                   YEARS ENDED DECEMBER 31,         (MAY 5, 1989)        SEPTEMBER 30,         (MAY 5, 1989)
                               --------------------------------    TO DECEMBER 31,    --------------------    TO SEPTEMBER 30,
                                 1994       1995        1996            1996           1996        1997             1997
                               --------    -------    ---------    ---------------    -------    ---------    ----------------
                                                                                          (UNAUDITED)           (UNAUDITED)
Revenue:
  Contract research revenue
    from related party.......  $     --    $    --    $   1,112       $   1,112       $   695    $   1,301        $  2,413
  Grant revenue..............       238        407          975           1,620           744          974           2,594
                               --------    -------    ---------        --------       -------    ---------        --------
        Total revenue........       238        407        2,087           2,732         1,439        2,275           5,007
                               --------    -------    ---------        --------       -------    ---------        --------
Operating expenses:
  Research and development...     4,209      4,663        4,077          18,568         3,089        3,024          21,592
  General and
    administrative...........     2,424      2,758        1,372          10,088           992        1,136          11,224
  Restructuring costs........        --         --          219             219           219           --             219
  Acquired in-process
    research and
    development..............     5,000         --           --           5,000            --           --           5,000
                               --------    -------    ---------        --------       -------    ---------        --------
        Total operating
          expenses...........    11,633      7,421        5,668          33,875         4,300        4,160          38,035
                               --------    -------    ---------        --------       -------    ---------        --------

Loss from operations.........   (11,395)    (7,014)      (3,581)        (31,143)       (2,861)      (1,885)        (33,028)
Interest expense, net........       (42)      (240)        (282)           (441)         (251)         (27)           (468)
                               --------    -------    ---------        --------       -------    ---------        --------
Net loss.....................  $(11,437)   $(7,254)   $  (3,863)      $ (31,584)      $(3,112)   $  (1,912)       $(33,496)
                               ========    =======    =========        ========       =======    =========        ========

Pro forma net loss per
  share......................                         $   (0.75)                                 $   (0.35)
                                                      =========                                  =========
Shares used in computing pro
  forma net loss per share...                             5,166                                      5,480
                                                      =========                                  =========


                            See accompanying notes.

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


           PERIOD FROM INCEPTION (MAY 5, 1989) TO SEPTEMBER 30, 1997

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                                     DEFICIT
                                                                        NOTES                      ACCUMULATED
                             PREFERRED STOCK        COMMON STOCK      RECEIVABLE                   DURING THE         TOTAL
                           --------------------   ----------------       FROM         DEFERRED     DEVELOPMENT    STOCKHOLDERS'
                             SHARES     AMOUNT    SHARES    AMOUNT   STOCKHOLDERS   COMPENSATION      STAGE      EQUITY (DEFICIT)
                           -----------  -------   -------   ------   ------------   ------------   -----------   ----------------
Issuance of shares of
  common stock to founders
  for services in May 1989
  at $0.10 per share......          --  $    --    32,080    $  3       $   --              --      $      --        $      3
  Issuance of Series A
    preferred stock for
    in-process technology
    in May 1990...........      65,329       --        --      --           --              --             --              --
  Sale of Series A
    preferred stock at
    $6.60 per share and
    Series B and Series C
    preferred stock
    warrants at $0.10 per
    warrant to investors
    for cash in June 1990,
    net of issuance costs
    of $25................      68,182      437        --      --           --              --             --             437
  Exercise of Series B
    preferred stock
    warrants at $10.00 per
    share in October
    1990..................      75,000      750        --      --           --              --             --             750
  Exercise of common stock
    purchase rights at
    $3.97 per share.......          --       --        36      --           --              --             --              --
  Exercise of Series C
    preferred stock
    warrants at $12.00 per
    share by investors for
    cash in April 1991
    (subsequently
    converted to Series B
    preferred stock)......      25,000      300        --      --           --              --             --             300
  Dividend of Series A
    preferred stock in
    June 1991.............       4,757       --        --      --           --              --             --              --
  Conversion of Series C
    preferred stock to
    Series B preferred
    stock in June 1991....       5,000       --        --      --           --              --             --              --
  Sale of Series B
    preferred stock at
    $10.00 per share to
    investors for cash in
    December 1990 and June
    1991, net of issuance
    costs of $43..........     187,695    1,834        --      --           --              --             --           1,834
  Issuance of Series B
    preferred stock at
    $10.00 per share to
    consultants for
    services performed in
    November 1991.........       1,303       13        --      --           --              --             --              13
  Sale of Series B
    preferred stock at
    $10.00 per share and
    common stock warrants
    at $0.04 per warrant
    to investors for cash
    in February 1992, net
    of issuance costs of
    $23...................     170,673    1,685        --      --           --              --             --           1,685
  Exercise of common stock
    options and common
    stock purchase rights
    at $3.97 to $4.76 per
    share.................          --       --    17,895      82          (79)             --             --               3
  Repurchase of common
    stock issued to
    founders at $0.10 per
    share.................          --       --   (13,266)     (1)          --              --             --              (1)
  Exercise of common stock
    options and common
    stock purchase rights
    at $4.76 per share....          --       --     3,237      16           (3)             --             --              13
  Repurchase of unvested
    shares of common stock
    at prices ranging from
    $0.10 to $4.76 per
    share and cancellation
    of notes receivable on
    termination of
    employment of
    stockholders..........          --       --    (9,276)    (41)          41              --             --              --
  Payments on notes
    receivable............          --       --        --      --           24              --             --              24
  Sale of Series B
    preferred stock at
    $10.00 per share and
    common stock warrants
    at $0.04 per warrant
    to investors for cash
    in June 1992, net of
    issuance costs of
    $19...................     115,390    1,135        --      --           --              --             --           1,135
  Net loss -- inception
    (May 5, 1989) to
    December 31, 1992.....          --       --        --      --           --              --         (5,191)         (5,191)
                            ----------  -------   -------    ----        -----        --------       --------
Balances at December 31,
  1992 (carried
  forward)................     718,329  $ 6,154    30,706    $ 59       $  (17)             --      $  (5,191)       $  1,005

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

            STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)


           PERIOD FROM INCEPTION (MAY 5, 1989) TO SEPTEMBER 30, 1997

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                                     DEFICIT
                                                                        NOTES                      ACCUMULATED
                             PREFERRED STOCK        COMMON STOCK      RECEIVABLE                   DURING THE         TOTAL
                           --------------------   ----------------       FROM         DEFERRED     DEVELOPMENT    STOCKHOLDERS'
                             SHARES     AMOUNT    SHARES    AMOUNT   STOCKHOLDERS   COMPENSATION      STAGE      EQUITY (DEFICIT)
                           -----------  -------   -------   ------   ------------   ------------   -----------   ----------------
Balance December 31, 1992
  (brought forward)            718,329  $ 6,154    30,706    $ 59       $  (17)             --      $  (5,191)       $  1,005
  Issuance of Series C
    preferred stock at
    $1.50 per share and
    Series D preferred
    stock warrants at
    $0.01 per share for
    cash in April and June
    1993, net of issuance
    costs of $52..........   2,805,519    4,159        --      --           --              --             --           4,159
  Exercise of Series D
    preferred stock
    warrants at $2.25 in
    August 1993...........     270,222      608        --      --           --              --             --             608
  Issuance of common stock
    at $0.60 per share to
    an officer............          --       --    37,785      23          (23)             --             --              --
  Exercise of common stock
    options and common
    stock purchase rights
    at $0.05 to $5.95 per
    share.................          --       --    13,363      47          (25)             --             --              22
  Repurchase of unvested
    shares of common stock
    at $4.76 per share for
    cancellation of notes
    receivable............          --       --    (3,675)    (17)          17              --             --              --
  Forgiveness of notes
    receivable............          --       --        --      --           25              --             --              25
  Net loss -- year ended
    December 31, 1993.....          --       --        --      --           --              --         (3,839)         (3,839)
                            ----------  -------   -------    ----        -----        --------       --------
Balances at December 31,
  1993....................   3,794,070   10,921    78,179     112          (23)             --         (9,030)          1,980
  Issuance of Series E
    preferred stock at
    $2.25 per share in
    April 1994, net of
    issuance costs of
    $58...................   4,000,000    8,942        --      --           --              --             --           8,942
  Exercise of common stock
    options and common
    stock purchase rights
    at $0.60 to $1.19 per
    share.................          --       --    79,848      62          (51)             --             --              11
  Net loss -- year ended
    December 31, 1994.....          --       --        --      --           --              --        (11,437)        (11,437)
                            ----------  -------   -------    ----        -----        --------       --------
Balances at December 31,
  1994....................   7,794,070   19,863   158,027     174          (74)             --        (20,467)           (504)
  Exercise of common stock
    options and purchase
    rights at $0.89 to
    $1.19 per share.......          --       --    11,604      11           --              --             --              11
  Repurchase of unvested
    shares of common
    stock.................          --       --   (13,434)    (13)          13              --             --              --
  Repayment and
    forgiveness of
    stockholder notes
    receivable............          --       --        --      --            7              --             --               7
  Issuance of common stock
    warrants at $0.20 per
    share.................          --       --        --       3           --              --             --               3
  Issuance of Series E
    preferred stock at
    $2.25 per share for
    conversion of notes
    payable and accrued
    interest in November
    1995..................   1,647,814    3,708        --      --           --              --             --           3,708
  Net loss -- year ended
    December 31, 1995.....          --       --        --      --           --              --         (7,254)         (7,254)
                            ----------  -------   -------    ----        -----        --------       --------
Balances at December 31,
  1995....................   9,441,884   23,571   156,197     175          (54)             --        (27,721)         (4,029)

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

            STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)


           PERIOD FROM INCEPTION (MAY 5, 1989) TO SEPTEMBER 30, 1997

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                                     DEFICIT
                                                                        NOTES                      ACCUMULATED
                             PREFERRED STOCK        COMMON STOCK      RECEIVABLE                   DURING THE         TOTAL
                           --------------------   ----------------       FROM         DEFERRED     DEVELOPMENT    STOCKHOLDERS'
                             SHARES     AMOUNT    SHARES    AMOUNT   STOCKHOLDERS   COMPENSATION      STAGE      EQUITY (DEFICIT)
                           -----------  -------   -------   ------   ------------   ------------   -----------   ----------------
  Exercise of common stock
    options and purchase
    rights of $0.60 to
    $1.19 per share.......          --       --   138,027     115          (57)             --             --              58
  Issuance of Series E
    preferred stock at
    $2.25 per share for
    cash and the
    conversion of notes
    payable and accrued
    interest in February
    and May 1996, net of
    issuance cost of
    $92...................   2,653,048    5,878        --      --           --              --             --           5,878
  Net loss -- year ended
    December 31, 1996.....                                                                  --         (3,863)         (3,863)
                            ----------  -------   -------    ----        -----        --------       --------
Balances at December 31,
  1996....................  12,094,932   29,449   294,224     290         (111)             --        (31,584)         (1,956)
  Exercise of common stock
    options and purchase
    rights at $0.89 per
    share, net of
    repurchases
    (unaudited)...........          --       --    60,174      54          (43)             --             --              11
  Sale of Series F
    preferred stock and
    common stock warrants
    at $2.25 per unit in
    February and June
    1997, net of issuance
    costs of $1,052
    (unaudited)...........   2,282,663    4,084        --      --           --              --             --           4,084
  Deferred compensation
    (unaudited)...........          --       --        --     410           --            (410)            --              --
  Amortization of deferred
    compensation
    (unaudited)...........          --       --        --      --           --              26             --              26
  Net loss -- nine months
    ended September 30,
    1997 (unaudited)......          --       --        --      --           --              --         (1,912)         (1,912)
                            ----------  -------   -------    ----        -----        --------       --------
Balances at September 30,
  1997 (unaudited)........  14,377,595  $33,533   354,398    $754       $ (154)           (384)     $ (33,496)       $    253
                            ==========  =======   =======    ====        =====        ========       ========


                             See accompanying notes

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                             PERIOD FROM     NINE MONTHS ENDED     PERIOD FROM
                                                    YEARS ENDED               INCEPTION                             INCEPTION
                                                    DECEMBER 31,            (MAY 5, 1989)      SEPTEMBER 30,      (MAY 5, 1989)
                                            ----------------------------   TO DECEMBER 31,   -----------------   TO SEPTEMBER 30,
                                              1994      1995      1996          1996          1996      1997           1997
                                            --------   -------   -------   ---------------   -------   -------   ----------------
                                                                                                (UNAUDITED)        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss..................................  $(11,437)  $(7,254)  $(3,863)     $ (31,584)     $(3,112)  $(1,912)      $(33,496)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation and amortization...........       165       204       168            826          134       100            926
  Amortization of deferred compensation...        --        --        --             --           --        26             26
  Accrued interest on bridge notes
    converted to preferred stock..........        --        78        44            122           44        --            122
  Losses on advances to related parties...        --       120        --            465           --        --            465
  Acquisition of in-process research and
    development for notes payable.........     4,200        --        --          4,200           --        --          4,200
  Other...................................       (19)        7        --             38           --        --             38
  Changes in assets and liabilities:
    Prepaid expenses and other current
      assets..............................      (118)       16       (66)          (184)        (113)     (227)          (411)
    Other assets..........................        19        (7)     (162)          (207)         (92)       66           (141)
    Accounts payable......................        11       200       205            499          (68)     (283)           216
    Deferred revenue -- related party.....        --        --       556            556          139        --            556
    Accrued expenses and other
      liabilities.........................       484       388       (25)         1,315         (131)     (295)         1,020
                                            --------   -------   -------       --------      -------   -------       --------
Net cash used in operating activities.....    (6,695)   (6,248)   (3,143)       (23,954)      (3,199)   (2,525)       (26,479)
                                            --------   -------   -------       --------      -------   -------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment.......       (28)       (4)      (14)          (397)         (29)       --           (397)
Organization costs........................        --        --        --            (68)          --        --            (68)
Advances to related parties...............       (40)      (40)       --           (715)          --        --           (715)
Repayment of notes
  receivable -- officer...................       250        --        --            250           --        --            250
Purchase of short-term investments........    (5,981)     (500)       --         (6,481)          --        --         (6,481)
Maturities of short-term investments......     4,000       500        --          4,500           --        --          4,500
Sales of short-term investments...........        --     2,000        --          2,000           --        --          2,000
                                            --------   -------   -------       --------      -------   -------       --------
Net cash provided by (used in) investing
  activities..............................    (1,799)    1,956       (14)          (911)         (29)       --           (911)
                                            --------   -------   -------       --------      -------   -------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bridge financing............        --     3,630        --          3,630           --        --          3,630
Proceeds from short-term debt.............        --     3,015     1,893          4,908        1,893        --          4,908
Repayment of short-term debt..............        --    (1,515)   (1,500)        (3,015)          --        --         (3,015)
Repayment of notes payable................        --    (1,200)   (1,000)        (2,200)      (2,500)   (1,000)        (3,200)
Principal payments on capital lease
  obligations.............................      (148)     (171)     (151)          (622)        (120)      (90)          (712)
Proceeds from sale-leaseback of
  equipment...............................        --        --        --            207           --        --            207
Proceeds from issuances of common stock
  and warrants, net of repurchases and
  repayment of stockholder notes..........        11        14        58            147           57        11            158
Net proceeds from issuance of convertible
  preferred stocks and warrants...........     8,942        --     3,941         23,791        3,941     4,084         27,875
                                            --------   -------   -------       --------      -------   -------       --------
Net cash provided by financing
  activities..............................     8,805     3,773     3,241         26,846        3,271     3,005         29,851
                                            --------   -------   -------       --------      -------   -------       --------
Net increase (decrease) in cash and cash
  equivalents.............................       311      (519)       84          1,981           43       480          2,461
Cash and cash equivalents at beginning of
  period..................................     2,105     2,416     1,897             --        1,897     1,981             --
                                            --------   -------   -------       --------      -------   -------       --------
Cash and cash equivalents at end of
  period..................................  $  2,416   $ 1,897   $ 1,981      $   1,981      $ 1,940   $ 2,461       $  2,461
                                            ========   =======   =======       ========      =======   =======       ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid for interest....................  $     59   $   160   $   335      $     634      $   317   $   193       $    827
                                            ========   =======   =======       ========      =======   =======       ========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES
Equipment purchased under capital
  leases..................................  $    150   $   107   $    95      $     658      $    10   $    75       $    733
                                            ========   =======   =======       ========      =======   =======       ========
Conversion of debt obligations and accrued
  interest to preferred stock.............  $     --   $ 3,708   $ 1,937      $   5,645      $ 1,937   $    --       $  5,645
                                            ========   =======   =======       ========      =======   =======       ========
Deferred compensation related to stock
  option grants...........................  $     --   $    --   $    --      $      --      $    --   $   410       $    410
                                            ========   =======   =======       ========      =======   =======       ========


                            See accompanying notes.

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

(INFORMATION AT AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     RiboGene, Inc. (the "Company") was incorporated in the State of California on May 5, 1989. The Company was originally founded to develop laboratory equipment for cell-free protein synthesis. In January 1993, the Company discontinued development of the lab equipment and began to focus its research and development efforts on the identification of novel leads and the development of potential drug candidates for the treatment of infectious diseases. The Company's research effort initially focused on infections caused by fungi and viruses. In 1996, the Company expanded its research efforts to include infections caused by bacteria. The Company is in the development stage and its principal activities to date have involved performing research and development on the above technologies.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has sustained operating losses since inception and expects such losses to continue as it furthers its research and development programs. From inception to December 31, 1996, the Company incurred cumulative net losses of approximately $31,584,000, and had a working capital deficit of $954,000 and a net stockholders' deficit of $1,956,000 at December 31, 1996. The Company will need to obtain additional funds from outside sources to continue its research and development activities, fund operating expenses and pursue regulatory approvals for its products under development. Management believes that sufficient funds are available to support planned operations through at least December 31, 1997. The Company may seek to fund its operations thereafter through collaborative arrangements and through public or private financings, including debt or equity financings. If the Company is unable to obtain the necessary capital, substantial restructuring options may be necessary which would have a material adverse effect on the Company's business, results of operations and prospects. The financial statements do not include any adjustments to reflect the possible future effects in the recoverability and classification of assets or the amounts and classification of liabilities that might result from the possible inability of the Company to continue as a going concern.

INTERIM FINANCIAL INFORMATION


     The financial information at September 30, 1997 and for the nine-month periods ended September 30, 1996 and 1997 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and of the operating results and cash flows for those periods. Results for the 1997 period are not necessarily indicative of results expected for the entire year.


USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The Company considers all highly liquid investments with a maturity from the date of purchase of three months or less to be cash equivalents.

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996

(INFORMATION AT AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     The Company classifies its investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, if any, reported in a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in income. The Company has not experienced any realized gains or losses on its cash equivalents. The cost of securities sold is based on the specific identification method. Cash and cash equivalents at December 31, 1995 and 1996, is comprised of demand deposits with banks and investments in money market accounts. Cash and cash equivalents at December 31, 1995 also included a U.S. Treasury bill which matured in January 1996 and had a carrying value ($987,000) which approximated market value (based on quoted market prices). At September 30, 1997, the Company's cash equivalents and short-term investments consisted of the following:



                                                                      SEPTEMBER 30,
                                                                          1997
                                                                      -------------
            Cash....................................................   $   504,000
            Money market funds......................................     1,077,000
            Commercial paper........................................       880,000
                                                                        ----------
                      Total.........................................   $ 2,461,000
                                                                        ==========



     At September 30, 1997, the difference between cost and fair value of available-for-sale securities was not significant.


PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets which range from four to five years. Assets recorded under capital leases are amortized using the straight-line method over the shorter of the useful life or the lease term.

REVENUE RECOGNITION

     Revenues earned under collaborative research agreements are recognized as the related research expenses are incurred. Amounts received in advance of services to be performed are recorded as deferred revenue until the related expenses are incurred. Milestone payments are recognized as revenue in the period earned.

     The Company has received government grants which support the Company's research effort in specific research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the various awards.

NET LOSS PER SHARE

     Except as noted below, historical net loss per share is computed using the weighted-average number of common shares outstanding. Common equivalent shares from outstanding stock options, convertible preferred stock and warrants are excluded from the computation as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued during the period beginning 12 months prior to the proposed initial filing of the Company's Registration Statement at prices below the assumed public offering price have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the assumed public offering price for stock options and warrants and the if-converted method for convertible preferred stock).

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996

(INFORMATION AT AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Historical net loss per share information calculated on this basis is as follows:


                                                        YEARS ENDED              NINE MONTHS ENDED
                                                        DECEMBER 31,               SEPTEMBER 30,
                                                ----------------------------     -----------------
                                                 1994       1995       1996       1996       1997
                                                ------     ------     ------     ------     ------
Net loss per share............................  $(5.16)    $(3.24)    $(1.65)    $(1.34)    $(0.79)
                                                ======     ======     ======     ======     ======
Shares used in computing historical net loss
  per share (in thousands)....................   2,217      2,241      2,341      2,326      2,434
                                                ======     ======     ======     ======     ======


     Pro forma net loss per share has been computed as described above and also gives effect to the conversion of convertible preferred shares not included above that will automatically convert upon completion of the Company's initial public offering (using the if-converted method). Such shares are included from the original date of issuance.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share," which is required to be adopted by December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. It is expected that there will be no impact on the Company from the adoption of Statement No. 128.

ACCOUNTING FOR EMPLOYEE STOCK OPTIONS

     As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to account for stock options granted to employees using the intrinsic value method and, accordingly, does not recognize compensation expense for options granted to employees at fair value.

2. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:


                                                              DECEMBER 31,
                                                        ------------------------     SEPTEMBER 30,
                                                          1995           1996            1997
                                                        ---------     ----------     -------------
Laboratory equipment..................................  $ 574,000     $  579,000      $   612,000
Office and computer equipment.........................    155,000        223,000          237,000
Furniture and fixtures................................    177,000        204,000          212,000
Leasehold improvements................................     28,000         37,000           57,000
                                                        ---------     ----------       ----------
                                                          934,000      1,043,000        1,118,000
Less accumulated depreciation and amortization........   (590,000)      (758,000)        (858,000)
                                                        ---------     ----------       ----------
Property and equipment, net...........................  $ 344,000     $  285,000      $   260,000
                                                        =========     ==========       ==========


     Property and equipment includes approximately $770,000 and $550,000 of equipment under capital leases for the years ended December 31, 1995 and 1996, respectively, that are pledged as security for the related lease obligations. Accumulated amortization related to leased assets totaled $483,000 and $308,000 for the years ended December 31, 1995 and 1996, respectively.

3. COLLABORATION AGREEMENT WITH RELATED PARTY

     In April 1996, the Company entered into collaborative research and license agreements with Abbott Laboratories ("Abbott") to discover and develop antifungal products identified using the Company's drug

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996

(INFORMATION AT AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


3. COLLABORATION AGREEMENT WITH RELATED PARTY (CONTINUED) discovery technology. This agreement grants Abbott the nonexclusive worldwide right to develop and market antifungal products discovered with the Company. Abbott has agreed to provide financial support in the form of contract research payments for up to $5,000,000 of the Company's antifungal research activity over a three-year period. During 1996, Abbott made payments of $1,668,000 pursuant to this agreement, of which $1,112,000 was recognized as revenue based on costs incurred during the period. The agreement also provides milestone payments to the Company for up to $9,000,000 per product as well as royalties on any product sales. The agreements may be terminated by Abbott with notice of up to 60 days.

     In connection with this agreement, Abbott purchased 1,555,556 shares of Series E preferred stock (convertible into 391,844 shares of common stock) which resulted in net proceeds to the Company of $3,500,000.

4. NOTES PAYABLE AND OTHER LIABILITIES

     In December 1996, the Company obtained a $2,000,000 line of credit from a bank. As of December 31, 1996, the Company had not drawn on this line of credit and the line expired in May 1997. In connection with the line of credit, the Company issued the bank a warrant with a five-year term to acquire 44,444 shares of Series E preferred stock (which will be convertible into 11,195 shares of common stock) at $2.25 per share.

     In January and February 1996, the Company issued $1,893,000 principal amount of bridge notes payable. In May 1996, the $1,893,000 of principal and $44,000 of accrued interest were converted into 860,844 shares of Series E preferred stock (convertible into 216,846 shares of common stock) at a price of $2.25 per share.

     In May 1995, the Company borrowed $750,000 from a bank subject to a note payable. The note was repaid in July 1995. In connection with this borrowing, the Company issued the bank a warrant with a five-year term to acquire 13,333 shares of Series E preferred stock (which will be convertible into 3,358 shares of common stock) at $2.25 per share.

     In July through September 1995, the Company received $4,394,680 in bridge financing from stockholders. In connection with this transaction, the lenders purchased warrants at a price of $0.20 per warrant, to acquire 13,312 shares of common stock at $7.94 per share. The warrants have a three-year term. In September 1995, $765,000 of these notes were repaid. In November 1995, the remaining $3,629,680 of principal and $77,906 of accrued interest were converted into 1,647,814 shares of Series E preferred stock (convertible into 415,084 shares of common stock) at a price of $2.25 per share.

     In September 1995, the Company borrowed $1,500,000 from a bank under a note payable. In connection with this borrowing, the Company issued the bank a warrant with a five-year term to acquire 20,000 shares of Series E preferred stock (which will be convertible into 5,038 shares of common stock) at $2.25 per share. The note was repaid in April 1996.

     In January 1994, in consideration for the acquisition of certain technology, the Company issued notes payable totaling $4,200,000, which are due with interest of 4%-5%. At December 31, 1996, notes payable totaling $2,000,000 remain outstanding; $1,000,000 of which was paid in January 1997 with accrued interest, and the remainder of which is due in January 1998. The notes payable are secured by the technology and intellectual capital acquired in this transaction. The fair value of the notes, calculated based on a discounted cash flow analysis using the Company's incremental borrowing rate, does not differ materially from their carrying value in the financial statements.

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996

(INFORMATION AT AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


4. NOTES PAYABLE AND OTHER LIABILITIES (CONTINUED)
     In 1994, the Company also entered into an agreement with an executive of the seller of the above technology which obligates the Company to make payments of $200,000 per year (payable in quarterly installments) from 1995 through 1999 for consulting services. In 1995, the remaining present value of the unpaid balance (discounted at 10.5%), amounting to $646,000, was recognized as expense in the accompanying statement of operations as management no longer anticipates requiring the services of the consultant at a level commensurate with the amounts payable in 1996 through 1999.

5. LEASES

     The Company leases certain facilities and laboratory and office equipment. Future minimum lease payments under such noncancelable leases at December 31, 1996 are as follows:

                                                                 CAPITAL      OPERATING
                                                                  LEASES       LEASES
                                                                 --------     ---------
        Year ended December 31,
          1997.................................................  $134,000     $ 217,000
          1998.................................................    89,000        85,000
          1999.................................................    52,000        66,000
          2000.................................................    31,000         8,000
                                                                 --------      --------
        Total minimum payments required........................   306,000     $ 376,000
                                                                               ========
        Less amount representing interest......................    63,000
                                                                 --------
        Present value of future lease payments.................   243,000
        Less current portion...................................   106,000
                                                                 --------
        Long-term portion......................................  $137,000
                                                                 ========

     Rent expense for operating leases was approximately $213,000 and $117,000 in the years ended December 31, 1996 and 1995, respectively.

     On March 7, 1997 and as amended on September 24, 1997, the Company entered into a 15-year lease (the "Lease"), with the right to sublease, for a new 30,000 square foot facility located in Hayward, California, which provides for an initial annual rent of $531,000 with scheduled increases. The Company intends to sublease 5,000 square feet of this facility. The Company currently anticipates relocating to the new facility in November 1997. In connection with the Lease, the Company has agreed to issue the landlord a six-year warrant to purchase 62,975 shares of common stock at $8.93 per share.

6. OTHER RELATED PARTY TRANSACTIONS

     Through December 31, 1996, the Company has advanced $370,000 to one of its officers in exchange for notes receivable. Of this amount, $250,000 was repaid in 1995 and $40,000 was forgiven in each of 1996 and 1997. The balance, which consists of a $40,000 note receivable, bears interest at 5.97% and is due in 1998. Such note receivable has been fully reserved.

7. STOCKHOLDERS' EQUITY

     In February 1997, the board of directors and stockholders of the Company approved an amendment to the Company's Articles of Incorporation to (i) increase the authorized capitalization of the Company to

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996

(INFORMATION AT AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


7. STOCKHOLDERS' EQUITY (CONTINUED)
50,000,000 shares of common stock and 18,932,344 shares of preferred stock and
(ii) authorize the issuance of a new series of preferred stock, designated Series F, of which 5,555,554 shares were reserved for issuance.

PREFERRED STOCK

     In November 1995, the Company effected a three-for-four stock split of its Series E preferred stock. The number of shares of Series E preferred stock and preferred stock warrants, and the related per share amounts, have been adjusted to reflect the stock split.

     The authorized and outstanding preferred shares and related liquidation preferences were as follows at December 31, 1996:

                                                         SHARES AS
                                                         CONVERTED     LIQUIDATION   LIQUIDATION
                             AUTHORIZED     SHARES          INTO       PREFERENCE    PREFERENCE
            DESIGNATION        SHARES     OUTSTANDING   COMMON STOCK    PER SHARE       TOTAL
        -------------------  ----------   -----------   ------------   -----------   -----------
        Series A...........     138,269       138,268        34,828      $  6.60     $   912,569
        Series B...........     800,000       580,061       146,113      $ 10.00       5,800,610
        Series C...........   2,950,000     2,805,519       706,704      $  1.50       4,208,279
        Series D...........     270,222       270,222        68,068      $  2.25         608,000
        Series E...........   8,500,000     8,300,862     2,090,981      $  2.25      18,676,939
                             ----------    ----------     ---------                  -----------
                             12,658,491    12,094,932     3,046,694                  $30,206,397
                             ==========    ==========     =========                  ===========


     In February 1997 and June 1997, the Company issued an aggregate of 2,282,663 units (the "Units") resulting in net proceeds of approximately $4,100,000. Each Unit consists of one share of Series F preferred stock and one Class A common stock warrant (the "Class A Warrants"). The Class A Warrants have a six-year term and entitle the holder to purchase .2519 of a share of common stock at an exercise price per share equal to the lesser of (i) $8.93 or (ii) the effective per share price of common stock in an initial public offering which results in net proceeds of at least $7,500,000 to the Company.


     In connection with these transactions, the Company issued the placement agent an option to purchase 228,266 Units (a "Unit Option") consisting of 456,532 shares of Series F preferred stock (convertible into 229,998 shares of common stock) and Class A Warrants to purchase 57,498 shares of common stock at an exercise price of $8.93 per share. Such Unit Options have been distributed to designees and/or employees of the Placement Agent. In addition, the Company entered into a two-year financial advisory agreement with the Placement Agent pursuant to which the Company issued the Placement Agent 342,399 Unit Options consisting of 684,798 shares of Series F preferred stock (convertible into 344,998 shares of common stock) and Class A Warrants to purchase 86,248 shares of common stock at an exercise price of $8.93 per share. Both Unit Options have an exercise price of $1.24 per Unit and expire in 10 years. In addition, a designee of the Placement Agent received a warrant to purchase 6,297 shares of common stock at an exercise price of $8.93.

     Holders of Series A, B, C, D and E preferred stock are entitled to noncumulative dividends when and if declared by the board of directors. The holders of Series F preferred stock are entitled to receive, prior and in preference to any declaration or payment of dividend on any other class of stock, dividends of $2.25 per share on the first day following the close of the Series F offering and shall be entitled to receive an additional $1.125 per share on the second anniversary of the Series F closing and each year thereafter. The dividends shall be payable only when and if declared by the board of directors; however, dividends not declared and paid when due shall accumulate and be included in the Series F preferred stock liquidation preference and in the

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996

(INFORMATION AT AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


7. STOCKHOLDERS' EQUITY (CONTINUED)
determination of the Series F preferred stock conversion ratio. The initial Series F preferred stock dividend has not been declared or paid. No dividends or other distributions shall be made to common stockholders other than dividends payable solely in common stock, unless, at the same time, an equivalent dividend to the preferred stockholders has been paid or provided for. No dividends shall be declared or paid on any class of preferred stock while there are any accrued but unpaid dividends on the Series F preferred stock and unless a like dividend is declared on the Series F preferred stock.

     Preferred shares have voting rights on an as-converted basis and are convertible on a one-for-one basis (one-for-two basis in the case of Series F preferred stock) into shares of common stock, subject to adjustment for antidilution. In addition, the holders of a majority of the Series F preferred stock will be entitled to approve certain transactions including liquidation or the sale of the Company, the issuance of any securities with terms on par or senior to the Series F preferred stock and the incurrence of any indebtedness above specified limits. The preferred shares will automatically convert into common stock upon the closing of a firm commitment underwritten public offering under the Securities Act of 1933 in which the aggregate offering price to the public is not less than $7,500,000 or, as to Series A, B, C, D or E, at such time as the Company receives the consent of not less than 66 2/3% of the holders of such series of preferred stock. The Series F preferred stock conversion is subject to adjustment upon the closing of an initial public offering to insure that each share of Series F preferred stock shall be valued at not less than $2.25 per share, plus any declared or accrued unpaid dividends.

     Series A, B, C, D and E preferred stock may be redeemed at the option of the board of directors after April 15, 1999, or earlier, if approved by holders of 66 2/3% of the outstanding shares of such series. Holders of Series F preferred stock can, at their option, participate in the redemption. At redemption, the preferred stockholders will receive a redemption price in cash equal to the original issue price of the respective shares, together with any declared but unpaid dividends.

     In the event of sale, merger, liquidation, dissolution or winding up of the Company, the holders of Series F preferred stock then outstanding will first be entitled to receive, in preference to all other series of preferred and common stock, $2.25 per share plus declared or accrued but unpaid dividends. The holders of Series C, D and E preferred stock shall be entitled to receive, prior and in preference to the holders of Series A and B preferred stock and common stock, the liquidation preferences noted in the table above, plus declared but unpaid dividends. If assets remain after such distribution, the holders of Series B preferred stock are entitled to receive the amount shown above in preference to the Series A preferred stockholders and common stockholders. Upon completion of the above distributions, holders of common stock shall receive an amount equal to $0.50 per share and any remaining assets shall be distributed among the holders of Series A, B, C, D and E preferred stock and common stock as prescribed in the Articles of Incorporation.

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996

(INFORMATION AT AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


7. STOCKHOLDERS' EQUITY (CONTINUED)
WARRANTS

     As part of financing and lease arrangements (see Notes 4 and 5), the Company has issued warrants as follows:

                                                            SHARES AS
                                                            CONVERTED
                                                               INTO       EXERCISE      EXPIRATION
                CLASS OF STOCK                   SHARES    COMMON STOCK    PRICE          DATE(S)
-----------------------------------------------  -------   ------------   --------   -----------------
Series B preferred stock.......................   23,334       5,877       $ 2.57    August 1999
Series C preferred stock.......................   15,000       3,778       $ 1.50    June 2001
Series E preferred stock.......................  113,332      28,547       $ 2.25    Various through
                                                                                     December 2002
Common stock...................................   13,312         N/A       $ 7.94    Various through
                                                                                     September 1998


     In addition to the warrants above and those issued in connection with the offering of Units and Unit Options in 1997, the Company has issued warrants for the purchase of 330,744 shares of common stock with an exercise price of $9.85 per share. Such warrants are exercisable for a period ending on the earlier of January 1999, a qualifying initial public offering by the Company, or the sale of the Company.


STOCK PLANS

     In March 1993, the Company terminated its 1990 Stock Option Plan (the "1990 Plan") and adopted the 1993 Stock Plan (the "1993 Plan"). The majority of options outstanding under the 1990 Plan were canceled and new options were granted pursuant to the 1993 Plan. The remaining options outstanding under the 1990 Plan were unaffected by the termination and are governed by the terms of the respective option agreements. Shares previously reserved for issuance under the 1990 Plan for which options were not granted are no longer reserved.


     Under the terms of the 1993 Plan, the board of directors may grant stock purchase rights and stock options. Stock purchase rights may not be issued at less than 85% of the fair value of the common stock at the date of grant and generally provide the Company with a repurchase right in the event of termination of employment which lapses over periods specified by the board of directors. Options granted pursuant to the 1993 Plan may be either incentive stock options or nonstatutory stock options, at the discretion of the board of directors. Incentive stock options may be granted to employees with exercise prices of no less than the fair market value and nonstatutory options may be granted to employees or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date, as determined by the board of directors. If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair market value and the option shall not be exercised more than five years after the date of grant. Except as noted above, options expire no more than 10 years after the date of grant or earlier if employment is terminated. Options become exercisable as determined by the board of directors, generally over a period of four years. Through December 31, 1996, a total of 714,136 shares have been reserved for issuance under the 1993 Plan (1,041,603 shares at September 30, 1997).

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996

(INFORMATION AT AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


7. STOCKHOLDERS' EQUITY (CONTINUED)
     The following table summarizes option activity under the 1990 Plan and the 1993 Plan:


                                                                                     WEIGHTED-
                                                                                      AVERAGE
                                                                   NUMBER OF       EXERCISE PRICE
                                                                    OPTIONS          PER SHARE
                                                                ----------------   --------------
    Balance at December 31, 1993..............................       157,423           $ 0.67
      Granted with exercise prices equal to fair value........       193,940           $ 1.11
      Exercised...............................................       (11,206)          $ 0.78
      Canceled................................................       (21,686)          $ 0.84
                                                                     -------
    Balance at December 31, 1994..............................       318,471           $ 0.91
      Granted with exercise prices equal to fair value........       246,328           $ 0.95
      Exercised...............................................        (4,047)          $ 0.60
      Canceled................................................        (5,132)          $ 0.79
                                                                     -------
    Balance at December 31, 1995..............................       555,620           $ 0.91
      Granted with exercise prices equal to fair value........        39,256           $ 0.91
      Granted with exercise prices greater than fair value....         7,557           $ 8.93
      Exercised...............................................       (73,465)          $ 0.75
      Canceled................................................       (73,623)          $ 0.95
                                                                     -------
    Balance at December 31, 1996..............................       455,345           $ 1.07
      Granted with exercise prices equal to fair value........       239,191           $ 0.89
      Exercised...............................................       (12,023)          $ 0.89
      Canceled................................................       (32,022)          $ 0.90
                                                                     -------
    Balance at September 30, 1997.............................       650,491           $ 1.02
                                                                     =======



     Through December 31, 1996, the board of directors granted 144,697 common stock purchase rights (197,596 through September 30, 1997) under the 1993 Plan, all of which have been exercised for cash and promissory notes. Of this amount, 13,434 shares have been repurchased through December 31, 1996 and 63,661 shares are subject to the Company's repurchase right at December 31, 1996 which generally lapses over four years (18,157 and 86,913 shares at September 30, 1997, respectively). The promissory notes bear interest at 5.29% to 6.73%. At December 31, 1996, 39,816 shares were available for future grant or sale (111,937 shares at September 30, 1997).


     In 1993, the Company issued 37,785 shares of common stock outside of the 1993 Plan to an officer, in exchange for a promissory note secured by the shares, with a principal amount of $22,500 which bears interest at 5.47%. At December 31, 1996, a total of 3,935 of these shares were subject to the Company's right of repurchase which lapses over four years. At December 31, 1996, the remaining balance due on the note was approximately $19,000.

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996

(INFORMATION AT AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


7. STOCKHOLDERS' EQUITY (CONTINUED)
     The following table summarizes information about options outstanding at December 31, 1996:

                                                                    NUMBER OF
                    NUMBER OF                       WEIGHTED-        OPTIONS
                     OPTIONS         WEIGHTED-       AVERAGE       EXERCISABLE      WEIGHTED-
                  OUTSTANDING AT      AVERAGE       REMAINING           AT           AVERAGE
   EXERCISE        DECEMBER 31,      EXERCISE      CONTRACTUAL     DECEMBER 31,     EXERCISE
    PRICE              1996            PRICE          LIFE             1996           PRICE
--------------    --------------     ---------     -----------     ------------     ---------
                                                   (IN YEARS)
$0.60 - $0.79          87,742          $0.64           7.00            73,653         $0.64
$0.89 - $1.19         359,038          $0.99           8.29           162,385         $1.03
    $4.76               1,007          $4.76           4.00             1,007         $4.76
    $8.93               7,558          $8.93           9.73             7,558         $8.93
                      -------          -----                          -------         -----
                      455,345          $1.07                          244,603         $1.15
                      =======          =====                          =======         =====

     At December 31, 1995, 182,294 options were exercisable.


     In July 1997, the Company granted 202,715 options with an exercise price of $0.89 per share, and recognized deferred compensation expense of approximately $410,000. Of these grants, 140,652 were subject to stockholder approval. Such approval was received in October 1997 and at that time the Company recognized $1.1 million of deferred compensation expense.


     During 1996, the Company adopted SFAS 123. The effect of applying the minimum value method to value options and stock purchase rights granted to employees in 1995 and 1996 did not result in a pro forma net loss materially different from the historical amounts reported. Therefore, such pro forma information has not been presented. SFAS 123 is applicable only to options granted subsequent to December 31, 1994 and therefore its pro forma effect will not be fully realized until 1998. In future years, the applications of SFAS 123 may result in a pro forma net loss which is materially different from actual reported results. The minimum value method was applied using the following weighted average assumptions for 1995 and 1996, respectively; risk free interest rates of 6.34% and 6.35%, an expected option life of 5 years and no annual dividends. The weighted-average fair value of options and stock purchase rights granted with exercise prices equal to the fair value of the Company's stock on the date of grant during 1995 and 1996 was $0.24.

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996

(INFORMATION AT AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


7. STOCKHOLDERS' EQUITY (CONTINUED)
RESERVED SHARES

     The Company has reserved shares of common stock for future issuance as follows:


                                                             DECEMBER 31,     SEPTEMBER 30,
                                                                 1996             1997
                                                             ------------     -------------
        Stock option plan:
          Outstanding options..............................      455,345          650,491
          Reserved for future grants.......................       39,816          111,937
        Convertible preferred stock:
          Issued and outstanding...........................    3,046,694        4,196,682
          Upon exercise of Placement Agent Unit Option.....           --          574,996
          Upon exercise of other warrants..................       37,955           38,202
        Class A Warrants (including Class A Warrants
          underlying Placement Agent Unit Options).........           --          718,729
        Common stock warrants..............................      344,056          413,328
                                                               ---------        ---------
                                                               3,923,866        6,704,365
                                                               =========        =========


8. INCOME TAXES

     Significant components of the Company's deferred tax assets are as follows:

                                                 DECEMBER 31, 1995           DECEMBER 31, 1996
                                             -------------------------   --------------------------
                                               FEDERAL        STATE        FEDERAL         STATE
                                             -----------   -----------   ------------   -----------
Net operating loss carryforward............  $ 7,500,000   $   500,000   $  8,800,000   $   530,000
Research and development credit
  carryforward.............................      500,000       330,000        550,000       350,000
Capitalized research and development.......           --       600,000             --       850,000
Acquired research and development..........    1,400,000       250,000      1,275,000       225,000
Other......................................      250,000        50,000        200,000        36,000
                                             -----------   -----------   ------------   -----------
Gross deferred tax assets..................    9,650,000     1,730,000     10,825,000     1,991,000
Valuation allowance........................   (9,650,000)   (1,730,000)   (10,825,000)   (1,991,000)
                                             -----------   -----------   ------------   -----------
Net deferred tax assets....................  $        --   $        --   $         --   $        --
                                              ==========    ==========    ===========    ==========

     The valuation allowance increased by $4,600,000 and $3,300,000 for the years ended December 31, 1994 and 1995, respectively.

     As of December 31, 1996, the Company had federal net operating loss carryforwards of approximately $26,000,000. The Company also had federal and state research and development tax credit carryforwards of approximately $550,000 and $350,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning on 2004 through 2011, if not utilized.

     The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been a "change of ownership." Such a "change of ownership" as described in Section 382 of the Internal Revenue Code may limit the Company's utilization of its net operating loss and tax credit carryforwards.

                                 RIBOGENE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996

(INFORMATION AT AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


9. INITIAL PUBLIC OFFERING AND RELATED MATTERS


     In October 1997, the board of directors authorized the Company to proceed with an initial public offering (the "Offering") of the Company's common stock. If the offering is consummated under the terms presently anticipated, all of the outstanding preferred stock at September 30, 1997 will automatically convert into 4,196,682 shares of common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of all outstanding shares of convertible preferred stock as of September 30, 1997, is set forth on the accompanying balance sheet.


     Concurrent with the closing of the Offering, the Company expects to file an Amended and Restated Certificate of Incorporation in the State of Delaware to effect a one-for-3.97 reverse stock split of all outstanding shares of common stock, and common stock options and warrants. Following the reverse stock split, each share of Series A through E preferred stock will convert into 0.2519 shares of common stock and each share of Series F preferred stock will convert into
0.5038 shares of common stock. All common shares and per share data in the accompanying financial statements have been adjusted retroactively to give effect to the reverse stock split. The Amended and Restated Certificate of Incorporation will also reduce the authorized stock of the Company such that the Company will be authorized to issue 5,000,000 shares of $0.001 par value preferred stock, and 30,000,000 shares of $0.001 par value common stock.

     In October 1997, the board of directors adopted, subject to stockholder approval, the 1997 Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for grants of incentive stock options to employees and nonstatutory stock options, restricted stock purchase awards, stock bonuses and stock appreciation rights to employees and consultants of the Company. The Incentive Plan will supersede the 1993 Plan and 1,000,000 shares of common stock will be reserved for issuance.

     In October 1997, the board of directors adopted, subject to stockholder approval, the 1997 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") and reserved 150,000 shares of common stock for issuance under the Directors' Plan. The Directors' Plan provides for automatic grants of options to purchase shares of common stock to nonemployee directors of the Company.

     In October 1997, the board of directors adopted, subject to stockholder approval, the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 750,000 shares of common stock. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a price equal to the lower of 85% of the fair market value at the beginning or end of the applicable offering period.

                            DESCRIPTION OF GRAPHICS


Inside Front Cover:
Gene Expression Graphic

The graphic is a depiction of gene expression, which requires two main phases, transcription and translation. Transcription is the process of converting genetic information stored as DNA into a working copy known as messenger RNA
(mRNA). Information contained in the mRNA is translated into a functional protein by a ribosome and a myriad of soluble translation factors by assembling amino acids in a specific sequence.




Page 4:
Status of RiboGene Drug Discovery Programs


The graphic depicts the status of RiboGene's antibacterial, antifungal and antiviral programs.





Page 29:
Figure 1 - The Natural Gene Expression Process


The graphic depicts the two primary stages of the natural gene expression process known as transcription and translation.





Page 30:
Figure 2 - RiboGene's Drug Discovery Process


The graphic depicts the four stages of RiboGene's drug discovery process. The four stages are target identification, assay development, lead discovery and lead optimization.






Page 32:
Figure 3 - Status of RiboGene Drug Discovery Programs


The graphic depicts the status of RiboGene's antibacterial, antifungal and antiviral programs.

------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                       ---------------------------------

                               TABLE OF CONTENTS


                                           PAGE
                                           ----
Prospectus Summary......................     3
Risk Factors............................     7
Use of Proceeds.........................    18
Dividend Policy.........................    18
Capitalization..........................    19
Dilution................................    20
Selected Financial Data.................    21
Management's Discussion And Analysis of
  Financial Condition And Results of
  Operations............................    22
Business................................    26
Management..............................    46
Certain Transactions....................    54
Principal Stockholders..................    57
Description Of Capital Stock............    59
Shares Eligible For Future Sale.........    64
Underwriting............................    65
Legal Matters...........................    66
Experts.................................    66
Additional Information..................    67
Index To Financial Statements...........   F-1

    UNTIL          , 1997 (25 DAYS AFTER THE
DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING
TRANSACTIONS IN THE COMMON STOCK, WHETHER OR
NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE
REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN
ADDITION TO THE OBLIGATION OF DEALERS TO
DELIVER A PROSPECTUS WHEN ACTING AS
UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD
ALLOTMENTS OR SUBSCRIPTIONS.


PROSPECTUS                                                                , 1997
------------------------------------------------------

2,300,000 SHARES

RIBOGENE LOGO

Common Stock

                       ---------------------------------

EVEREN SECURITIES, INC.

       GRUNTAL & CO., L.L.C.

                                                                 CRUTTENDEN ROTH
                                                                 INCORPORATED

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the distribution of the Common Stock being registered. All amounts are estimated, except the registration fee, the NASD filing fee and the Nasdaq National Market application fee:

        SEC registration fee..............................................  $ 10,000
        NASD filing fee...................................................     5,000
        Nasdaq National Market application fee............................    16,500
        Blue Sky fees and expenses........................................    10,000
        Accounting fees...................................................   150,000
        Legal fees and expenses...........................................   250,000
        Transfer agent and registrar fees.................................    50,000
        Printing and engraving............................................   150,000
        Miscellaneous.....................................................   108,500
                                                                            --------
                  Total...................................................  $750,000
                                                                            ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Certificate of Incorporation provides that directors of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. The Registrant's Bylaws provide for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law.
Section 145 of the Delaware General corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

     The Registrant has entered into indemnification agreements with each director which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liability insurance.

     The form of Underwriting Agreement, filed as Exhibit 1.1 to the Registration Statement, provides for indemnification of the Registrant and its controlling persons against certain liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since September 1994, the Registrant has sold and issued the following unregistered securities:

     1. In July through September 1995, the Registrant received $4,394,680 in bridge financing from stockholders. In September 1995, $765,000 of these notes were repaid. In November 1995, the remaining $3,629,680 of principal and $77,906 of accrued interest were converted into 1,647,814 shares of Series E Preferred Stock. In connection with this transaction, the Registrant issued Warrants to acquire 13,312 shares of Common Stock.

     2. In May and September 1995, the Registrant issued a warrant to purchase an aggregate of 33,333 shares of Series E Preferred Stock to one accredited investor in connection with bridge financings in the aggregate of $2,250,000.

     3. In January and February 1996, the Registrant issued to certain of its investors $1,893,000 principal amount of bridge notes. In May 1996, the $1,893,000 of principal and $44,000 of accrued interest were converted into 860,844 shares of Series E Preferred Stock.

     4. In April 1996, the Registrant sold and issued an aggregate of 1,555,556 shares of Series E Preferred Stock to one investor in connection with a collaborative arrangement for an aggregate of $3,500,000.

     5. In April 1996, the Registrant sold and issued an aggregate of 236,648 shares of Series E Preferred Stock to a group of accredited investors for cash in the aggregate amount of $532,458.

     6. In May 1996, the Registrant issued a warrant to purchase an aggregate of 17,778 shares of Series E Preferred Stock to one accredited investor in connection with a leasing transaction.

     7. In December 1996, the Registrant issued a warrant to purchase an aggregate of 44,444 shares of Series E Preferred Stock to one accredited investor in connection with a credit facility in the aggregate of $2,000,000.

     8. In February and June 1997, the Registrant sold and issued an aggregate of 2,282,663 shares of Series F Preferred Stock, warrants to purchase an aggregate of 2,282,663 shares of Common Stock, options exercisable for an aggregate of 1,141,330 shares of Series F Preferred Stock and options exercisable for warrants to purchase an aggregate of 143,746 shares of Common Stock to a group of accredited investors for cash in connection with a private placement for an aggregate amount of $5,136,000.


     9. From January 1, 1993 until September 30, 1997, the Registrant has granted incentive stock options nonstatutory stock options and purchase rights to employees, directors and consultants of the Registrant under its 1993 Stock Option Plan covering an aggregate of 1,103,342 shares of the Registrant's Common Stock, at exercise prices ranging from $0.60 to $8.93 per share. Options to purchase 155,517 shares of Common Stock have been canceled or have lapsed without being exercised. The Registrant has issued 280,182 shares of its Common Stock to employees, directors and consultants pursuant to the exercise of stock options and purchase rights, net of repurchases. At September 30, 1997, 111,937 shares remain available for grant.


     The sale and issuance of securities in the transactions described in paragraphs 1-9 above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) adopted thereunder. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

     The sale and issuance of securities in the transactions described in paragraph 10 above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder, in that they were issued either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following is a list of exhibits filed as a part of this Registration Statement.


        EXHIBIT
         NUMBER                              DESCRIPTION OF DOCUMENT
        --------     ------------------------------------------------------------------------
           *1.1      Form of Underwriting Agreement.
          **3.1      Amended and Restated Articles of Incorporation of the Registrant.
          **3.2      Bylaws of the Registrant.
          **3.3      Form of Certificate of Incorporation of the Registrant to be effective upon reincorporation in Delaware.
          **3.4      Form of Bylaws of the Registrant to be effective upon reincorporation in
                     Delaware.
          **3.5      Form of Restated Certificate of Incorporation of the Registrant, to be
                     filed after completion of this offering.
            4.1      Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, and 3.5.
          **4.2      Specimen Stock Certificate.

        EXHIBIT
         NUMBER                              DESCRIPTION OF DOCUMENT
        --------     ------------------------------------------------------------------------
          **4.3      Ninth Amended and Restated Rights Agreement among the Registrant and the investors named therein, dated May 1, 1996.
          **4.4      Form of Class A Warrant Certificates for Purchase of Common Stock, dated
                     June 23, 1997.
          **4.5      Unit Purchase Option Warrant for the Purchase of 342,399 Option Units,
                     issued by the Registrant to Paramount Capital, Inc., dated June 23,
                     1997.
          **4.6      Unit Purchase Option Warrant for the Purchase of 228,266 Option Units,
                     consisting of Shares of Preferred Stock and Warrants, issued by the
                     Registrant to Paramount Capital, Inc., dated June 23, 1997.
          **4.7      Warrant Agreement between the Registrant and Paramount Capital Inc., dated June 23, 1997.
          **4.8      Warrant for Common Stock, issued by the Registrant to Paramount Capital
                     Inc., dated March 12, 1997.
          **4.9      Warrant for Series B Preferred Stock, issued by the Registrant to
                     Dominion Ventures, dated August 9, 1991.
          **4.10     Warrant for Series C Preferred Stock, issued by the Registrant to
                     Dominion Ventures, dated June 18, 1993.
          **4.11     Warrant for Series E Preferred Stock, issued by the Registrant to
                     Dominion Fund II, dated August 2, 1996.
          **4.12     Warrant for Series E Preferred Stock, issued by the Registrant to
                     Silicon Valley Bank, dated September 25, 1995.
          **4.13     Warrant for Series E Preferred Stock, issued by the Registrant to
                     Silicon Valley Bank, dated May 19, 1995.
          **4.14     Warrant for Series E Preferred Stock, issued by the Registrant to
                     Venture Lending, dated December 23, 1996.
          **4.15     Warrant for Common Stock, issued by the Registrant to SBC Warburg, dated
                     September 20, 1995.
          **4.16     Warrant for Common Stock, issued by the Registrant to Judith Donaldson, dated September 20, 1995.
          **4.17     Warrant for Series E Preferred Stock, issued by the Registrant to
                     Dominion Ventures, dated June 13, 1994.
          **4.18     Warrant for Common Stock, issued by the Registrant to Hyline
                     Laboratories, dated January 5, 1994.
          **4.19     Warrant for Common Stock, issued by the Registrant to Rip Grossman and
                     Associates, Inc., dated January 5, 1994.
           *4.20     Warrant issued by the Registrant to the Representatives.
          **4.21     Investor Rights Agreement among the Registrant and the investors named therein, dated June 23, 1997.
           *5.1      Opinion of Cooley Godward LLP.
        **+10.1      License Agreement between the Registrant and Abbott Laboratories, dated
                     April 26, 1996.
        **+10.2      Research Agreement between the Registrant and Abbott Laboratories, dated
                     April 26, 1996.

        EXHIBIT
         NUMBER                              DESCRIPTION OF DOCUMENT
        --------     ------------------------------------------------------------------------
         **10.3      Series E Preferred Stock Purchase Agreement between the Registrant and
                     Abbott, dated April 26, 1996.
        **+10.4      License Agreement between the Registrant and University of Washington, dated April 4, 1997.
        **+10.5      Collaboration Agreement between the Registrant and Houghten
                     Pharmaceuticals, dated April 12, 1995, as amended on April 10, 1997.
         **10.6      1993 Stock Plan.
         **10.7      Stock Option Agreement pursuant to 1993 Stock Plan.
         **10.8      Form of Restricted Stock Purchase Agreement pursuant to 1993 Stock Plan.
         **10.9      Employment Agreement between the Registrant and Charles J. Casamento, dated May 11, 1993.
         **10.10     Change of Control Agreement between the Registrant and Charles
                     Casamento, dated July 20, 1995.
         **10.11     Employment Letter Agreement between the Registrant and Laura S. L.
                     Gaeta, dated May 6, 1994.
         **10.12     Change of Control Agreement between the Registrant and Laura S. L.
                     Gaeta, dated July 20, 1995.
         **10.13     Employment Letter Agreement between the Registrant and Timothy E.
                     Morris, dated May 31, 1995.
         **10.14     Change of Control Agreement between the Registrant and Timothy E.
                     Morris, dated June 30, 1995.
         **10.15     Real Property Lease between the Registrant and Hayward Point Eden I
                     Limited Partnership, dated March 7, 1997.
         **10.16     First Amendment to Real Property Lease between the Registrant and
                     Hayward Point Eden I Limited Partnership, dated September 24, 1997.
         **10.17     Real Property Lease between the Registrant and Hall Properties, Inc., dated February 6, 1992.
         **10.18     Placement Agency Agreement between the Registrant and Paramount Capital,
                     Inc., dated August 1, 1996.
         **10.19     Subscription Agreement for the Purchase and Sale of Premium Preferred
                     Units, dated June 23, 1997.
         **10.20     Asset Purchase Agreement by and among the Registrant, Hyline
                     Laboratories, and Michael Ashkin, dated January 5, 1994.
         **10.21     Non-Competition Agreement between the Registrant and Michael Ashkin, dated January 5, 1994.
         **10.22     Consulting Agreement between the Registrant and Michael Ashkin, dated
                     January 5, 1994.
         **10.23     Secured Promissory Notes issued to Hyline Laboratories, dated January 5,
                     1994.
         **10.24     Master Lease Agreement between the Registrant and Dominion Ventures, dated August 9, 1991.
         **10.25     Scientific Advisor Agreement between the Registrant and Michael Mathews, dated April 13, 1993.
         **10.26     Consulting Agreement between the Registrant and Michael Mathews, dated
                     April 13, 1993.

        EXHIBIT
         NUMBER                              DESCRIPTION OF DOCUMENT
        --------     ------------------------------------------------------------------------
         **10.27     Consulting Agreement between the Registrant and Joe B. Harford, dated
                     July 11, 1997.
         **10.28     Consulting Agreement between the Registrant and Michael Katze, dated
                     February 6, 1997.
         **10.29     Approval of Outside Activity by Alan Hinnebusch, dated October 15, 1992.
           10.30     Form of Indemnification Agreement between the Registrant and the parties identified on Attachment A thereto.
           11.1      Statement Regarding Computation of Net Loss Per Share.
           23.1      Consent of Ernst & Young LLP, Independent Auditors.
           23.2      Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
           23.3      Consent of Pennie & Edmonds LLP.
           24.1      Power of Attorney. Reference is made to page II-6.
           27.1      Financial Data Schedule.


---------------

 * To be filed by amendment.


** Previously filed.


 + Confidential treatment has been requested for portions of this exhibit.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


     The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial **bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, RiboGene, Inc. has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf, by the undersigned, thereunto duly authorized, in the City of Hayward, County of Alameda, State of California, on November 11, 1997.


                                          RIBOGENE, INC.

                                          By:   /s/ CHARLES J. CASAMENTO

                                            ------------------------------------
                                            Charles J. Casamento
                                            President, Chief Executive Officer
                                              and Chairman


     Pursuant to the requirements of the Securities Act of 1933, the Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                    NAME                                  TITLE                    DATE
---------------------------------------------   --------------------------  -------------------

          /s/ CHARLES J. CASAMENTO              President, Chief Executive    November 11, 1997
---------------------------------------------   Officer and Chairman
            Charles J. Casamento                (Principal Executive
                                                Officer)
            /s/ TIMOTHY E. MORRIS               Vice President, Finance &     November 11, 1997
---------------------------------------------   Administration and Chief
              Timothy E. Morris                 Financial Officer
                                                (Principal Financial and
                                                Accounting Officer)

       /s/ ALEXANDER E. BARKAS, PH.D.*          Director                      November 11, 1997
---------------------------------------------
         Alexander E. Barkas, Ph.D.

            /s/ DIGBY W. BARRIOS*               Director                      November 11, 1997
---------------------------------------------
              Digby W. Barrios

              /s/ JON S. SAXE*                  Director                      November 11, 1997
---------------------------------------------
                 Jon S. Saxe

          /s/ JESSE I. TREU, PH.D.*             Director                      November 11, 1997
---------------------------------------------
            Jesse I. Treu, Ph.D.

        *By: /s/ CHARLES J. CASAMENTO
---------------------------------------------
   Charles J. Casamento, Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER                                  DESCRIPTION OF DOCUMENT
--------     --------------------------------------------------------------------------------
   *1.1      Form of Underwriting Agreement.
  **3.1      Amended and Restated Articles of Incorporation of the Registrant.
  **3.2      Bylaws of the Registrant.
  **3.3      Form of Certificate of Incorporation of the Registrant to be effective upon reincorporation in Delaware.
  **3.4      Form of Bylaws of the Registrant to be effective upon reincorporation in
             Delaware.
  **3.5      Form of Restated Certificate of Incorporation of the Registrant, to be filed after completion of this offering.
    4.1      Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, and 3.5.
  **4.2      Specimen Stock Certificate.
  **4.3      Ninth Amended and Restated Rights Agreement among the Registrant and the investors named therein, dated May 1, 1996.
  **4.4      Form of Class A Warrant Certificates for Purchase of Common Stock, dated June
             23, 1997.
  **4.5      Unit Purchase Option Warrant for the Purchase of 342,399 Option Units, issued by the Registrant to Paramount Capital, Inc., dated June 23, 1997.
  **4.6      Unit Purchase Option Warrant for the Purchase of 228,266 Option Units,
             consisting of Shares of Preferred Stock and Warrants, issued by the Registrant to Paramount Capital, Inc., dated June 23, 1997.
  **4.7      Warrant Agreement between the Registrant and Paramount Capital Inc., dated June
             23, 1997.
  **4.8      Warrant for Common Stock, issued by the Registrant to Paramount Capital Inc., dated March 12, 1997.
  **4.9      Warrant for Series B Preferred Stock, issued by the Registrant to Dominion
             Ventures, dated August 9, 1991.
  **4.10     Warrant for Series C Preferred Stock, issued by the Registrant to Dominion
             Ventures, dated June 18, 1993.
  **4.11     Warrant for Series E Preferred Stock, issued by the Registrant to Dominion Fund
             II, dated August 2, 1996.
  **4.12     Warrant for Series E Preferred Stock, issued by the Registrant to Silicon Valley
             Bank, dated September 25, 1995.
  **4.13     Warrant for Series E Preferred Stock, issued by the Registrant to Silicon Valley
             Bank, dated May 19, 1995.
  **4.14     Warrant for Series E Preferred Stock, issued by the Registrant to Venture
             Lending, dated December 23, 1996.
  **4.15     Warrant for Common Stock, issued by the Registrant to SBC Warburg, dated
             September 20, 1995.
  **4.16     Warrant for Common Stock, issued by the Registrant to Judith Donaldson, dated
             September 20, 1995.
  **4.17     Warrant for Series E Preferred Stock, issued by the Registrant to Dominion
             Ventures, dated June 13, 1994.
  **4.18     Warrant for Common Stock, issued by the Registrant to Hyline Laboratories, dated
             January 5, 1994.

EXHIBIT
 NUMBER                                  DESCRIPTION OF DOCUMENT
--------     --------------------------------------------------------------------------------
  **4.19     Warrant for Common Stock, issued by the Registrant to Rip Grossman and
             Associates, Inc., dated January 5, 1994.
   *4.20     Warrant issued by the Registrant to the Representatives.
  **4.21     Investor Rights Agreement among the Registrant and the investors named therein, dated June 23, 1997.
   *5.1      Opinion of Cooley Godward LLP.
**+10.1      License Agreement between the Registrant and Abbott Laboratories, dated April
             26, 1996.
**+10.2      Research Agreement between the Registrant and Abbott Laboratories, dated April
             26, 1996.
 **10.3      Series E Preferred Stock Purchase Agreement between the Registrant and Abbott, dated April 26, 1996.
**+10.4      License Agreement between the Registrant and University of Washington, dated
             April 4, 1997.
**+10.5      Collaboration Agreement between the Registrant and Houghten Pharmaceuticals, dated April 12, 1995, as amended on April 10, 1997.
 **10.6      1993 Stock Plan.
 **10.7      Stock Option Agreement pursuant to 1993 Stock Plan.
 **10.8      Form of Restricted Stock Purchase Agreement pursuant to 1993 Stock Plan.
 **10.9      Employment Agreement between the Registrant and Charles J. Casamento, dated May
             11, 1993.
 **10.10     Change of Control Agreement between the Registrant and Charles J. Casamento, dated July 20, 1995.
 **10.11     Employment Letter Agreement between the Registrant and Laura S. L. Gaeta, dated
             May 6, 1994.
 **10.12     Change of Control Agreement between the Registrant and Laura S. L. Gaeta, dated
             July 20, 1995.
 **10.13     Employment Letter Agreement between the Registrant and Timothy E. Morris, dated
             May 31, 1995.
 **10.14     Change of Control Agreement between the Registrant and Timothy E. Morris, dated
             June 30, 1995.
 **10.15     Real Property Lease between the Registrant and Hayward Point Eden I Limited
             Partnership, dated March 7, 1997.
 **10.16     First Amendment to Real Property Lease between the Registrant and Hayward Point
             Eden I Limited Partnership, dated September 24, 1997.
 **10.17     Real Property Lease between the Registrant and Hall Properties, Inc., dated
             February 6, 1992.
 **10.18     Placement Agency Agreement between the Registrant and Paramount Capital, Inc., dated August 1, 1996.
 **10.19     Subscription Agreement for the Purchase and Sale of Premium Preferred Units,
             dated June 23, 1997.
 **10.20     Asset Purchase Agreement by and among the Registrant, Hyline Laboratories, and
             Michael Ashkin, dated January 5, 1994.
 **10.21     Non-Competition Agreement between the Registrant and Michael Ashkin, dated
             January 5, 1994.
 **10.22     Consulting Agreement between the Registrant and Michael Ashkin, dated January 5,
             1994.

EXHIBIT
 NUMBER                                  DESCRIPTION OF DOCUMENT
--------     --------------------------------------------------------------------------------
 **10.23     Secured Promissory Notes issued to Hyline Laboratories, dated January 5, 1994.
 **10.24     Master Lease Agreement between the Registrant and Dominion Ventures, dated
             August 9, 1991.
 **10.25     Scientific Advisor Agreement between the Registrant and Michael Mathews, dated
             April 13, 1993.
 **10.26     Consulting Agreement between the Registrant and Michael Mathews, dated April 13,
             1993.
 **10.27     Consulting Agreement between the Registrant and Joe B. Harford, dated July 11,
             1997.
 **10.28     Consulting Agreement between the Registrant and Michael Katze, dated February 6,
             1997.
 **10.29     Approval of Outside Activity by Alan Hinnebusch, dated October 15, 1992.
   10.30     Form of Indemnification Agreement between the Registrant and the parties identified on Attachment A thereto.
   11.1      Statement Regarding Computation of Net Loss Per Share.
   23.1      Consent of Ernst & Young LLP, Independent Auditors.
   23.2      Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
   23.3      Consent of Pennie & Edmonds LLP.
   24.1      Power of Attorney. Reference is made to page II-6.
   27.1      Financial Data Schedule.


---------------

 * To be filed by amendment


** Previously filed.


 + Confidential treatment has been requested for portions of this exhibit.